Follow-Up Materials

06015591

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Saputo Inc

*CURRENT ADDRESS

PROCESSED

AUG 0 2 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34670 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 7/31/06

Always with an expert hand

Saputo



2006 ANNUAL REPORT



COMPANY PROFILE

Always with an expert hand, Saputo transforms into success the passion and initiative of the 8,400 dedicated men and women who work in its 44 plants around the world. Combining tradition and innovation, the Company produces, commercializes and distributes the highest quality products under such well-known brands as *Saputo, Alexis de Portneuf, Armstrong, Baxter, Dairyland, De Lucia, Dragone, DuVillage de Warwick, Frigo, Kingsey, La Paulina, Nutrilait, Princesse, Ricrem, Sir Laurier d'Arthabaska, Stella, Treasure Cave, HOP&GO!* and *Vachon*.

As one of the top twenty dairy processors in the world, the largest dairy processor in Canada, among the top five cheese producers in the United States, the third largest dairy processor in Argentina and the largest snack-cake manufacturer in Canada, Saputo renews its commitment towards excellence and growth every day.

Saputo Inc. is a public company whose shares are listed on the Toronto Stock Exchange under the symbol SAP.

HIGHLIGHTS

Fiscal years ended March 31 (in thousands of dollars, except per share amounts and ratios)	2006	2005	2004
Revenues			
Dairy Products Sector			
Canada and Other	$ 2,651,402	$ 2,415,541	$ 2,161,852
United States	1,206,601	1,308,735	1,240,954
	3,858,003	3,724,276	3,402,806
Grocery Products Sector	164,207	158,793	167,384
	$ 4,022,210	$ 3,883,069	$ 3,570,190
Earnings before interest, income taxes, depreciation, amortization and devaluation (EBITDA)[1]			
Dairy Products Sector			
Canada and Other	$ 261,593	$ 244,161	$ 209,855
United States	78,300	137,043	160,887
	339,893	381,204	370,742
Grocery Products Sector	26,072	26,555	32,515
	$ 365,965	$ 407,759	$ 403,257
Net earnings	$ 192,102	$ 232,145	$ 212,365
Cash flows generated by operations	$ 299,567	$ 268,676	$ 287,572
Working capital	$ 423,623	$ 452,635	$ 297,202
Total assets	$ 2,253,933	$ 2,133,072	$ 2,069,548
Long-term debt (including current portion)	$ 291,846	$ 302,521	$ 371,911
Shareholders' equity	$ 1,402,543	$ 1,315,850	$ 1,156,829
Per share			
Net earnings			
Basic	$ 1.83	$ 2.23	$ 2.05
Diluted	$ 1.82	$ 2.20	$ 2.03
Dividends declared	$ 0.72	$ 0.60	$ 0.48
Book value	$ 13.47	$ 12.59	$ 11.15
Financial ratios			
Interest bearing debt[2]/Shareholders' equity	0.17	0.21	0.39
Return on average shareholders' equity	14.1 %	18.8 %	19.5 %

[1] **Measurement of results not in accordance with generally accepted accounting principles.**
The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation, amortization and devaluation of portfolio investment. EBITDA is not a measurement of performance as defined by generally accepted accounting principles in Canada, and consequently may not be comparable to similar measurements presented by other companies. Reference is made to section entitled "Measurement of results not in accordance with generally accepted accounting principles".
[2] Net of cash.


04 05 06

Revenues
(in millions of dollars)
2006 4,022.2
2005 3,883.1
2004 3,570.2


04 05 06

EBITDA
(in millions of dollars)
2006 366.0
2005 407.8
2004 403.3


04 05 06

Net earnings
(in millions of dollars)
2006 192.1
2005 232.1
2004 212.4


04 05 06

Cash flow generated by operations
(in millions of dollars)
2006 299.6
2005 268.7
2004 287.6





LUCIEN BOUCHARD
Senior Partner, Davies Ward Phillips & Vineberg LLP



ANDRÉ BÉRARD
Corporate Director



PIERRE BOURGIE
President and Chief Executive Officer, Société Financière Bourgie Inc.



FRANK A. DOTTORI
Corporate Director



JEAN GAULIN
Corporate Director

MESSAGE FROM THE CHAIRMAN OF THE BOARD

I look with great pride at the Company's accomplishments over the course of its history. Every day, I am reminded of our humble beginnings. For every stride we have made in the past 52 years, we took to heart to build foundations strong enough to overcome any adverse conditions the industry may face. We always saw great opportunities to grow and prosper, even though various hardships arose along the way.

We are therefore prepared to embrace any challenges we may experience in our markets and transform them into opportunities to increase value.

By providing all of our employees with a stimulating work environment, we created a fertile ground for innovation and new ways of thinking. I am confident that our employees will rise to the challenges that face us and continue to demonstrate day after day how passion and craftsmanship have been, and always will be, the foundation of our success.

GOVERNANCE

The key responsibility of the Board of Directors is to oversee the stewardship of the Company affairs to secure its long-term growth and increase share value. Through the adoption of control mechanisms and governance policies, it focuses on management accountability and contribution to wealth creation.

The Company believes in the importance of sound corporate governance. The Company's approach complies with the guidelines set forth in the *National Policy 58-201—Corporate Governance Guidelines.*

The Board of Directors believes that the value of the equity stake held by its principal shareholder ensures that his interests are aligned with those of all shareholders. The Company's Board is composed of a majority of independent directors and the two Board committees—the Corporate Governance and Human Resources committee and the Audit committee—are composed solely of independent directors. Every director is bound by a code of ethics which deals, among other things, with conflicts of

Always with an expert hand

THE 8,400 MEN AND WOMEN WHO PUT THEIR HEART INTO MAKING OUR COMPANY FLOURISH UNDERSTAND OUR PAST AND SHARE OUR VISION. THEY ARE THE TRUE PILLARS OF SAPUTO.



CATERINA MONTICCIOLO, CA
President,
Julvest Capital Inc.

LINO SAPUTO, JR.
President and Chief Executive Officer,
Saputo Inc.

PATRICIA SAPUTO, CA, FP
Chief Financial Officer,
Placements Italcan Inc.

LOUIS A. TANGUAY
Corporate Director

interests. The positions of Chairman of the Board and Chief Executive Officer are separate. The Board also has a lead director who is an independent board member, and his responsibilities include holding quarterly meetings of independent directors.

During the course of the last fiscal year, the Board of Directors and its committees fulfilled their duties and mandates. They proceeded, among other things, with the evaluation of the Board, its committees and the individual directors. In accordance with the process adopted last year, the Board conducted an evaluation of the performance of the President and Chief Executive Officer. To further improve its corporate governance practices, the Board adopted position descriptions for the President and Chief Executive Officer, the Chairman of the Board, the lead director and the Chairmen of both committees of the Board and also established that meetings of the independent directors would be held without management at the end of every committee meeting. Meetings of independent directors were also held at the end of every Board meeting.

The Board is satisfied with the corporate governance practices currently in place and believes to be effective in offering the necessary supervision to increase shareholder value and contribute to the effective management of the Company. Please refer to the Information Circular, dated June 6, 2006, for additional information concerning the Company's corporate governance practices.

ACKNOWLEDGEMENTS

The advice and guidance provided by the members of the Board of Directors are truly invaluable and I wish to thank them for their insight, dedication and hard work.

I also wish to extend my heartfelt thanks to our clients and consumers around the world for choosing and enjoying our products. Our commitment to making the highest quality products and offering the best service remains unchanged.

The dedication and passion displayed by every one of the 8,400 employees in their daily work is the keystone of our Company's success. These men and women, without whom we would not be able to achieve our objectives, deserve our gratitude. Once again, I wish to remind them that they are my greatest source of pride.

My colleagues on the Board and I look forward with utmost confidence to an exciting and successful year.

LINO SAPUTO
Chairman of the Board



WE WILL SEEK OUT EVERY OPPORTUNITY TO CREATE VALUE, WHILE CONTINUING TO MOVE FORWARD ON THE PATH TO INTERNATIONAL EXPANSION STARTED IN THE PAST YEARS.

MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

On many accounts, fiscal 2006 was a challenging year. Total revenues for the fiscal year ended March 31, 2006 reached $4.022 billion, up 3.6% from last fiscal year. Net earnings totalled $192.1 million, compared to $232.1 million for the preceding fiscal year. Net earnings were impacted by several factors, the main one being the volatile market conditions we experienced in the United States.

These are still respectable results and they demonstrate that we are and remain a vibrant and healthy player in the world dairy industry. However, they are neither up to our standards, nor near the results we have been proud to present to you in the past.

We must never become complacent with our past successes. This has been, and still is, one of the greatest traits of our corporate character. The fact that we are always questioning ourselves and striving to improve our ways on a daily basis is the reason why, as we close this fiscal year, I am confident that we are prepared to overcome any adverse conditions the market may impose on us.

We are committed to improving the Company's performance and return to past profitability levels, while pursuing our growth and the international expansion we started in the past years. In order to achieve this goal, we have devised the following two-fold strategy, one being optimizing our business and second, expanding the business and entering new international markets.

OPTIMIZING OUR BUSINESS

The first element of this strategy is to further optimize our operations in order to grow in our existing markets. We are taking steps aimed at recovering past profitability levels, through increased cost effectiveness and innovation, while maintaining the same product and service quality our clients and consumers have been accustomed to.

As such, we are continuously seeking ways to further increase our operational efficiencies in every division. We take pride in being a low-cost manufacturer, but we never take our operating processes for granted. We are leaving no stones unturned as we aim to reduce our operating costs, maximize the use of our raw materials and trim our inventory levels. This detailed attention leads to innovative solutions and helps mitigate the obstacles to which we are confronted in our industry.

To improve the effectiveness of this process, we have enlisted the support of every employee. Our past and current successes are a testimony to the dedication, commitment and heart the people in our organization put into their daily work. We are confident that by aligning our forces, as we have always done, we will be able to continue to uncover opportunities to optimize our business.

We are convinced that we must continuously present new products to the market, thus catering to the ever-changing consumers' expectations and growing appetite for new and innovative products. The corporate research and development team established last spring is devoted to seeking product innovation at a quicker pace and, in the process, allowing us to maintain growth in value-added products. With its help and the efforts of our employees, we will be able to become a global leader in dairy innovations.

Finally, we continuously review our product lines and assets to evaluate their potential to generate an acceptable return. If need be, we are prepared to make decisions whereby we will not sacrifice profitability for the sake of volume.

EXPANDING THE BUSINESS AND ENTERING NEW INTERNATIONAL MARKETS

In the Canadian market, we are focusing on innovation to fuel our growth.

While the current market condition presents challenges to the Company, we believe it also offers great opportunities for growth. We are therefore focused on expanding our core-business and identifying potential acquisitions that will offer us increased synergies. Among other things, we are aiming to be at the forefront of the consolidation process expected to take place in the United States. We will be following the same disciplined and strategic approach we have always applied with regard to acquisitions.

There are two objectives to our international expansion strategy. First, we are looking primarily for manufacturing platforms that show great potential for growth. We are currently examining such opportunities in the global marketplace.

Second, we seek out international growth from a sales perspective. As we gain access to raw material, the world becomes our market. Therefore, we are always identifying opportunities to penetrate new markets and increase our export possibilities.

In this regard, Argentina is proving to be an excellent base. Through this platform, our products are exported in more than 30 countries and we are still on the lookout for new avenues that might arise in different parts of the world.

Indeed, we recently entered the European dairy industry with the acquisition of the cheese manufacturing activities of *Spezialitäten-Käserei De Lucia GmbH* in Germany. This acquisition will complement our current activities and provide us with a local presence in Europe and additional knowledge to pursue our global expansion. The German operation also represents a platform from which we will be able to increase our exporting capabilities. This first foray outside of the Americas underscores our commitment to be a world-class dairy processor.

LOOKING CONFIDENTLY TO THE FUTURE

Over the years and through our significant growth, the entrepreneurial character that has always defined us has remained intact. It is this sense of ownership, shared by each and everyone of our employees, that will allow us to return to profitability levels we have known in the past.

The nominations within our senior management team announced last November and effective on April 1st, 2006, will further reinforce our ability to motivate and energize our people, and in the process stimulate the innovative flow throughout all our divisions.

While the strength and resiliency of our culture has been put to the test, we are convinced that we will generate value from every part of our Company. We are prepared to uncover opportunities wherever they can be found. We believe we are in a great position to control our own destiny, always with an expert hand.



LINO SAPUTO, JR.
President and Chief Executive Officer

CORPORATE MANAGEMENT

OUR SENIOR MANAGEMENT TEAM WILL CONTINUE TO LEAD THE COMPANY TOWARDS ITS OBJECTIVE OF BEING A LEADER IN EACH OF ITS SECTORS.



Top row

TERRY BROCKMAN
President and
Chief Operating Officer,
Cheese Division (USA)

PIERRE LEROUX
Executive Vice President,
Human Resources and
Corporate Affairs

DINO DELLO SBARBA
President and
Chief Operating Officer,
Dairy Products Division (Canada)

CLAUDE PINARD
President and
Chief Operating Officer,
Bakery Division

Bottom row

LOUIS-PHILIPPE CARRIÈRE
Executive Vice President,
Finance and Administration

LINO SAPUTO, JR.
President and
Chief Executive Officer

CARMINE DE SOMMA
President and Chief Operating Officer,
Dairy Products Division (Argentina)

Our production facilities are located in four countries and span over three continents. As for our products, they are distributed in more than 30 countries and six continents around the world.

We maintain our commitment to excellence





With 52 years of experience, Saputo has always been dedicated to crafting the highest quality dairy and bakery products. To do this, Saputo has relied on ancestral techniques and innovation since its inception. Saputo is the sum of the efforts and expertise of thousands of craftsmen who put their passion to work on a daily basis.

Saputo's operating structure is divided into two sectors: Dairy Products and Grocery Products. It is further divided into five divisions: the Dairy Products Division (Canada), the Dairy Products Division (Argentina), the Dairy Products Division (Germany), the Cheese Division (USA) and the Bakery Division.

Our production facilities are located in four countries and span three continents. As for our products, they are distributed in more than 30 countries and six continents around the world. They are sold in all three food market segments: retail, foodservice and industrial. Saputo processes over 4 billion litres of raw milk into various dairy products, of which approximately 400 million kilograms of cheese is produced every year.

During fiscal 2006, we continued to deploy our efforts to find new ways of improving our manufacturing efficiencies and lowering our costs. Furthermore, the excellence of our products and service was recognized by our clients, consumers and also by international and national industry associations. Always with an expert hand, we maintain our commitment to excellence.

Number of employees per sector*


1,067 Grocery Products Sector
1,948 US Dairy Products Sector
5,401 Canadian and Other Dairy Products Sector

*As of May 1, 2006

Number of plants per sector


1 Grocery Products Sector
13 US Dairy Products Sector
30 Canadian and Other Dairy Products Sector

Revenues (%) per sector


4 Grocery Products Sector
30 US Dairy Products Sector
66 Canadian and Other Dairy Products Sector

We focus on our growth

GRAND CHAMPION OF THE CANADIAN CHEESE GRAND PRIX, *LA SAUVAGINE* FROM *LA FROMAGERIE ALEXIS DE PORTNEUF* IS WASHED BY HAND 8 TO 10 TIMES TO CREATE ITS WONDERFULLY UNIQUE MIXED RIND.



CANADIAN AND OTHER DAIRY PRODUCTS SECTOR

Dairy Products Division (Canada)

Revenues (%) per market segment
Canadian Cheese Activities


16 Industrial
38 Foodservice
46 Retail

Revenues (%) per market segment
Canadian Fluid Milk Activities


20 Foodservice
80 Retail

The Dairy Products Division (Canada) produces 34% of all natural cheese and processes approximately 21% of the fluid milk in Canada. It commercializes and distributes its products in three market segments: retail, foodservice and industrial.

Throughout fiscal 2006, the Dairy Products Division (Canada) spared no effort to expand its presence and ensure its growth. It was a year of innovation, initiatives and recognition.

Our *Saputo* Italian specialty cheeses reached the number one position in the Italian specialty category of the Canadian retail market in fiscal 2006, thanks to the constant quality of our products and several successful consumer promotions. Exemplifying this quality, *Saputo's Mozzarellissima* was awarded 'Best of Class' in its category at the World Championship Cheese Contest in the United States and at the Canadian Cheese Grand Prix. We also successfully adapted and launched different formats of our *Saputo* Italian cheeses to meet the needs of our customers and consumers alike. The marketing efforts for the *Saputo* brand were recognized during the International Dairy Food Association (IDFA) 2006 Achieving Excellence Awards, where it received the Best TV Ad – Cheese award.

The creation of the Specialty Cheese Group during fiscal 2006, combined with the acquisition of Fromage Côté in April 2005, has been an essential step in forging our presence in the Canadian specialty cheese market and in catering to consumers' ever growing appetite for these products. The Group's mandate is to develop, market and distribute specialty cheeses across Canada. Its first initiative was to launch a new premium cheese brand, *Alexis de Portneuf*, for the commercialization of high-end fine cheeses in its portfolio of products. The innovative visual identity campaign received extensive industry recognition during the year, including the Type Directors Club Award. In addition, every employee working for the Group pledged to meet the highest quality standards for each piece of cheese marketed under the *Alexis de Portneuf* brand.

Lucie Paquet (back) and
Isabelle Proulx (front), Packaging
ST-RAYMOND, DAIRY PRODUCTS DIVISION (CANADA)



Donnavan Barnett, Milk production
EDMONTON, DAIRY PRODUCTS DIVISON (CANADA)



LEFT PAGE
Éric Moisan,
Hand-washing of La Sauvagine
ST-RAYMOND
DAIRY PRODUCTS DIVISION (CANADA)



WE HAVE BEEN DEVOTED TO CREATING THE BEST ITALIAN SPECIALTY CHEESES SINCE OUR BEGINNINGS. THE ACQUISITION OF THE CHEESE MANUFACTURING ACTIVITIES OF *DE LUCIA* IN GERMANY WILL COMPLEMENT OUR PORTFOLIO OF PRODUCTS.

To firmly establish itself in the growing market for specialty cheeses, the Group also launched five new innovative fine cheeses throughout the year. One of these, *La Sauvagine*, introduced in spring 2005, was named Grand Champion of the Canadian Cheese Grand Prix held by the Dairy Farmers of Canada in March 2006. Aside from the Grand Champion title, we won six other prizes at the Canadian Cheese Grand Prix, four of which were awarded to *Alexis de Portneuf* products. Other winning entries included Triple Crème *DuVillage de Warwick* and *Armstrong* mild Cheddar. The quality of our dairy products was also recognized at the 2005 British Empire Cheese Competition, where we won eight prizes.

Capitalizing on the equity of a brand that has been associated with Cheddar-making since 1902, we consolidated our pressed-type cheeses under the *Armstrong* brand and introduced a new packaging and unique consumer-friendly formats, such as sliced varieties. Innovative new products were also introduced.

As for the milk activities, most of our efforts were directed towards increasing our penetration in markets such as Ontario and Quebec, where we are less present. As such, we carried on with our vending machine program for our successful *Milk 2 Go / Lait's Go* line of flavoured milks.

We also increased our focus on value-added products to respond to consumer's consumption trends. Therefore, we extended our lines of dairy products to grow within such specialized niches as yogurts, sour creams, flavoured milks and flavoured creams. Our *International Delight*[1] line of flavoured non-dairy creamer continued to hold a strong number one position in its category. We also pursued the development of our *Dairyland Plus* and *Nutrilait Plus* specialty milks with the introduction of Organic and Lactose-Free products. In addition, in the summer of 2005, we launched a completely new line of single-serve iced coffee beverages, under the *Caféccino* brand name.

Innovation and consumer marketing fuelled cultured products sales volume growth through fiscal 2006. Our *Dairyland* single-serve cottage cheese, the first product of its kind in Canada, held the number one position in its category. Moreover, our *Dairyland L'il Ones* yogurt, the first Canadian yogurt specifically formulated for babies and toddlers, showed excellent sales volume growth throughout the year. This product was also nominated as a finalist at the Canadian Grand Prix New Product Awards.

[1] Trademarks used under licence.

Dairy Products Division (Argentina)

Revenues (%) per geographic segment
Dairy Products Division (Argentina)


43 Domestic
57 International

In Argentina, the Company ranks third among dairy processors. The division processes approximately 1.6 million litres of raw milk per day.

The Dairy Products Division (Argentina) has proven to be an excellent platform to export our products world-wide. Indeed, approximately 57% of the production of our dairy products is exported to more than 30 countries and six continents.

In fiscal 2006, we added approximately $30 million in capital investments to improve our Argentina plant operations. Already, these improvements enabled us to increase our production of cheeses intended for the industrial and retail markets. This will also enable us to better manage our by-products and take full advantage of the opportunities, on both international and domestic markets.

Throughout the year, we modified the packaging of *La Paulina* spreadable cheese line and introduced two new flavours, ham and classic, to cater to the specific taste of the domestic market.

In addition, the quality and taste of our Goya, Reggianito, Mozzarella and Pategrás cheeses were recognized at the National Cheese Competition held during the Mercoláctea 2006, in Córdoba, Argentina.

Dairy Products Division (Germany)

The Dairy Products Division (Germany) was created following the acquisition of the activities of *Spezialitäten-Käserei De Lucia GmbH* on April 13, 2006, after our fiscal year-end. It employs 56 people at its manufacturing facility located in Heiden, Germany.

Through our German operations, we produce and market Italian specialty cheeses such as mozzarella, ricotta and mascarpone. We service these products to the retail, foodservice and industrial market segments.

Germany is the most important cheese producer in Europe and has the largest cow milk production in the EU.



Burkhard Schröder, Ricotta production
HEIDEN, DAIRY PRODUCTS DIVISION (GERMANY)

Federico Ferreyra, Packaging
RAFAELA, DAIRY PRODUCTS DIVISION (ARGENTINA)





Lisandro Pesci, Product evaluation
TIO PUJIO, DAIRY PRODUCTS DIVISON (ARGENTINA)

La Paulina · Ricrem · molfino · Tahuhet · Senda · Spezialitäten Käserei De Lucia GmbH

We develop exceptional produc



STELLA ITALIAN AND EUROPEAN-STYLE SPECIALTY CHEESES ARE CAREFULLY CRAFTED TO HONOUR OLD WORLD CRAFTSMANSHIP. FOR US, CHEESEMAKING IS STILL AN ART.

US DAIRY PRODUCTS SECTOR

Cheese Division (USA)

Revenues (%) per market segment
Cheese Division (USA)



45 Foodservice
29 Retail
26 Industrial

The Cheese Division (USA) currently produces approximately 6% of all natural cheese manufactured in the United States.

Throughout fiscal 2006, despite adverse market conditions in the United States, we were able to increase our sales volumes in every market segment.

During the year in the retail market, we continued to capitalize on our number one position in the string cheese category, which was further enhanced by the acquisition in May 2005 of the operations of Schneider Cheese, Inc., a manufacturer and seller of string and snack cheeses. With exciting consumer promotions, on-pack offers, coupon distribution, Web and print advertising, we succeeded in further increasing our sales volumes. In the fall, we offered a chance to "Win the Coolest Toys and Games from Hasbro!" in an on-pack and on-line promotion. We followed up in the spring with a tie-in promotion featuring Wilson Sporting Goods.

These marketing efforts were recognized at the IDFA 2006 Achieving Excellence Awards by winning Best Overall Website for the *Frigo Cheese Heads* kids-friendly Website for the second year in a row and the Best cheese, single-product mixed media campaign.

During fiscal 2006, our complete line of *Stella* cheese packaging graphics was enhanced to portray our authentic Italian heritage and distinctive quality image. Many new sliced and grated cheese products were also introduced to offer consumers more convenience and the great taste of Italian specialties at home, such as *Stella* Shaved Asiago and Parmesan/Romano blend cheeses in 5 oz. cups and new 8 oz. sliced cheeses.

In addition, several new-line extensions were introduced to take advantage of consumer trends within the cheese category for the *Treasure Cave, Frigo* and *Lorraine* brands.

In the foodservice segment, we launched an advertising campaign to showcase the complete line of mozzarella cheeses that serve all the needs of the pizza industry. The advertising was featured in some specialty magazines during the 2006 International Pizza Expo.

Sean Mason, Sales and Marketing
LINCOLNSHIRE, CHEESE DIVISION (USA)



Kevin Cronen, Cheese racking
BIG STONE, CHEESE DIVISION (USA)



LEFT PAGE
Stella *Parmesan wedge*
CHEESE DIVISION (USA)

We innovate to satisfy consumers

OUR BAKERY PRODUCTS ARE PREPARED WITH THE HIGHEST QUALITY INGREDIENTS TO PROVIDE CONSUMERS WITH WHOLESOME AND TASTY TREATS.



GROCERY PRODUCTS SECTOR

Bakery Division

Revenues (%) per market segment
Bakery Division


100 Retail

Saputo is the largest snack-cake manufacturer in Canada and a leader in Quebec's cereal bar market.

Most of our product offerings in the Bakery Division fall into the indulgent product category. In fiscal 2006, we responded to the challenge posed by the growing healthy eating trend by reformulating our bakery products recipes to reduce or eliminate the trans-fat content.

To cater to the increasing demand for wholesome snacks, we launched in the last quarter of fiscal 2006, a new whole-grain cereal bar in the *HOP&GO!* family: the *HOP&GO!* Multigrain. These fresh baked cereal bars are low in saturated fat, a source of omega-3 fatty acids and are rich in fibre – 4g/portion. Endorsed by the Heart and Stroke Foundation of Canada, these bars are offered in four flavours: dark chocolate, banana & nuts, strawberry-cranberry and blueberry.

Throughout fiscal 2006, we allocated approximately $5 million to additional marketing expenses directed at a TV and national magazine campaign, and a massive sampling program to support our *HOP&GO!* brand in Ontario and the Atlantic provinces. We also introduced new flavours and redesigned our packaging. We are satisfied with the results obtained thus far.

In the bakery products market, innovation and seasonality are key. Therefore, in the course of fiscal 2006, we introduced 16 new products under the *Vachon* brand, including Brownies Bites, Apple and Chocolate Chip Cake, Brownie Triple Fudge, a new Caramel Christmas log and a special-edition traditional festive log. Furthermore, seven new *HOP&GO!* products were introduced in the Canadian market, such as a new format of *HOP&GO!* bite-size chocolate chip.

The introduction of all these new products underscores our commitment to health and innovation. In the coming fiscal year, we will continue to strive to achieve even greater innovation and provide consumers with indulgent products and nutritious products that meet their needs and tastes.



Pascal Routhier, Pie crust production
STE-MARIE, BAKERY DIVISION

Pauline Pelletier, Experimental kitchen
STE-MARIE, BAKERY DIVISION



LEFT PAGE
Michel Doyon
STE-MARIE, BAKERY DIVISION

We feed tomorrow's hope

DAIRY AND BAKERY PRODUCTS ARE OFFERED EACH YEAR TO OVER 260,000 CHILDREN, IN ADDITION TO MONETARY DONATIONS.



SOCIAL RESPONSIBILITY

Feeding tomorrow's hope is not a novelty at Saputo. Since its inception, the founders and employees have joined their efforts to give back to society. With operations spanning four countries, our commitment to reach out to the community is stronger than ever.

Through our donation and sponsorship policy, we strive to contribute to the economic and social development of the different regions in which we are established.

We also take very seriously the responsibilities that lay upon us as a world-class dairy processor. As such, we adhere to the highest quality standards and take a leadership role in promoting good nutritional habits, either by bringing to market innovative products that meet today's dietary needs, by providing information on healthy food choices, or by contributing to organizations that foster good nutrition.

Our approach centres around respect, for our people, the community and the environment. Our daily activities are done in such a way as to maximize their positive impact, by contributing to increase economic wealth and social development and by providing the best quality products.

EMPLOYEES

For Saputo, employees are the key to success. We are proud to rely on a talented, well-trained and committed work-force, cognizant of our Company's social responsibility.

At Saputo, we offer more than a job. We offer a career. We believe that the knowledge and value base on which we are building our Company is essential to our success. Therefore, we strive to find and retain employees who share our strong corporate values. We provide support and equal opportunity at every level to enable our people to fulfill their career objectives. For that same reason, we encourage internal promotions and provide training to our work-force.

We are dedicated to providing our 8,400 employees with a stimulating and motivating work environment that encourages openness, respect, diversity and fosters innovative thinking. As such, all employees have to abide by a code of ethics. We also seek to create a workplace where they can achieve their full potential and contribute on a daily basis to the success of the Company. Our open-door policy and our entrepreneurial character offer our team members the possibility to test new ideas, processes and products. This is an essential step in achieving our goal of becoming a leader in dairy initiatives and innovation.



Claudia Graciela Cordoni, Laboratory
RAFAELA, DAIRY PRODUCTS DIVISION (ARGENTINA)

We are dedicated to providing our 8,400 employees with a stimulating and motivating work environment that encourages openness, respect, diversity and fosters innovative thinking.

FROM LEFT TO RIGHT
Amy Cipolla, Candace Cain, John Mun, Joe Gort, Lisa Olcott
LINCOLNSHIRE, CHEESE DIVISION (USA)



LEFT PAGE
Léa Primeau, daughter of Benoît Primeau and granddaughter of René Primeau
INTERNATIONAL SALES – HEAD OFFICE



WE BRING TO MARKET WHOLESOME PRODUCTS THAT MEET TODAY'S DIETARY NEEDS. HEALTH AND QUALITY ARE OUR NUMBER-ONE PRIORITY WHEN WE DEVELOP NEW PRODUCTS.

Saputo's entrepreneurial character is further enhanced by the fact that our employees have the opportunity to become shareholders through the Saputo employee stock purchase plan, in which the Company matches a portion of their contribution.

Providing a healthy and safe work environment is also one of our main objectives. Through the implementation of a comprehensive Health and Safety Policy, as well as a Quality Assurance Policy updated regularly to include the latest in best practices, we tend to the well-being and safety of each of our employees, as well as that of our customers, suppliers and the general public.

COMMUNITIES

Youth is certainly our hope for a better tomorrow. In fiscal 2006, Saputo elected to focus most of its community involvement efforts on the development of young people. Making sure that they are ready to take on the future is important for us.

Throughout the year, we contributed to programs and organizations that promote healthy living to children through proper eating habits and physical activities, thus emphasizing our commitment to build on our leadership position in the food industry to make a significant difference in the lives of children.

We attach great importance to feeding underprivileged children. As such, we are a sponsor of these two organizations: *Le Club des petits déjeuners du Québec* and Breakfast for Learning. In close to 2,600 schools across Canada, approximately 260,000 students benefit from a school feeding program that allows them to start their school day well nourished and ready to learn. Good nutrition not only contributes to better concentration in school, it also improves mental and physical development and overall quality of life, which is why Saputo chooses to support this cause. We also participate in numerous food banks across the countries where we are established.

Furthermore, we continued to fund the next generation of Canadian athletes through donations to, among others, the *Fondation de l'athlète d'excellence du Québec.* This organization supports athletes who excel in athletics nationally and internationally by providing academic scholarships.

Saputo is also striving to achieve a leadership role in the promotion of soccer. For us, this sport epitomizes team spirit. It brings people from a multitude of cultural backgrounds closer and fosters mutual understanding. In short, it seems like a perfect way to teach our youth the principles of team work and it has the added benefit of being easily accessible to everyone.

One of our many initiatives in this regard is our continuous support of the Montreal Impact, a not-for-profit professional soccer team. As we have been doing for several years, we extend our commitment by sponsoring numerous amateur soccer associations and technical clinics to promote physical activity.

Our commitment to youth is also expressed by our support of the Make-A-Wish Foundation® of America in the United States. As a Make-A-Wish® sponsor, we were privileged in the last year to help grant the wishes of six children, which were thus able to feel the hope, strength and joy that comes from a life-affirming wish experience.

In Argentina, our involvement is also focused on youth, through donations to many organizations that provide assistance to children with special needs, such as Granja El Ceibo and Apadir. We also contribute to Casa del Adolescente, an organization that helps orphaned adolescents. Finally, we offer donations to schools in the cities where we are established.

Throughout the entire company, our employees share our desire to contribute and donate their time and money to causes that are dear to their heart. We champion their involvement by making financial investments or product donations to their chosen cause.

For us, soccer epitomizes team spirit. It brings people from a multitude of cultural backgrounds closer and fosters mutual understanding.

DEVELOPMENT

Saputo wishes to actively participate in the social and economic development of society. As such, the Company supports numerous educational institutions and takes part in various research projects related primarily with the agrifood industry. For many years, we have been contributing to the education of the next generation of leaders through several scholarship programs and the recognition of outstanding initiatives.

At Saputo, we also recognize the importance of respecting the environment. We are always looking for new and improved ways to fully utilize our raw material and, in the process, reduce waste. For the past 25 years, we have been recuperating whey and developing new dairy derivative products. Our innovation process contributes to more than only our operations, as some of the products we develop are sensible and environmentally sound solutions for farming, feeding cattle, dairy transformation, etc. We have also adopted and implemented an environmental policy and are committed to complying with applicable environmental laws and regulations, taking into account sound management.

Growing consumer concerns about maintaining a healthy diet has prompted us to bring new and innovative products to market. Thanks to the work of our research and development teams, we have been successful in developing products that meet and often exceed customer expectations. Our dedication to providing the best quality products is further emphasized by the care and passion we demonstrate in each and every step of our production process.

At Saputo, we take pride in operating in an economically, socially and environmentally sustainable manner.


SOCCER
8
WHEREVER
THERE'S
Saputo

FROM LEFT TO RIGHT

Patrick Boudau, son of Laurent Boudau, Vanessa Pedulla, daughter of Vince Pedulla and Gabriel Gervais, Saputo engineer and number 8 for the Montreal Impact
DAIRY PRODUCTS DIVISION, CANADA



With the help of Saputo, Rebecca's wish came true.

CLUB DES PETITS DÉJEUNERS DU QUÉBEC

BREAKFAST FOR LEARNING
Canadian Living Foundation

The goal of the present management report is to provide a better understanding of our activities and should be read while referring to our audited consolidated financial statements and the accompanying notes, which are prepared in accordance with Canadian Generally Accepted Accounting Principles. All dollar amounts are in Canadian dollars unless otherwise indicated. In addition to containing an analysis of the year ended March 31, 2006, this report takes into account material elements between March 31, 2006 and June 6, 2006, the date of this report, on which it was approved by the Board of Directors of Saputo Inc. (the "Company" or "Saputo"). Additional information about the Company, including the Annual Information Form for the year ended March 31, 2006, can be obtained on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This report, including the "Outlook" section, contains forward-looking information within the meaning of securities laws. These statements are based on our current assumptions, expectations and estimates, regarding projected revenue and expenses, the Canadian, US, Argentinean, and German economic environment, our ability to attract and retain clients and consumers, our operating costs and raw materials and energy supplies which are subject to a number of risks and uncertainties. Actual results could differ materially from the conclusion, forecast or projection stated in such forward-looking information. As a result, we cannot guarantee that any forward-looking statements will materialize. Assumptions, expectations and estimates made in the preparation of forward-looking statements and risks that could cause our actual results to differ materially from our current expectations are discussed throughout this MD&A and, in particular, in *Risks and Uncertainties*. Forward-looking information contained in this report, including the "Outlook" section, is based on management's current estimates, expectations and assumptions, which management believes are reasonable as of the current date. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While we may elect to, we are under no obligation and do not undertake to update this information at any particular time.

GLOBAL OVERVIEW

Throughout fiscal 2006, Saputo faced numerous challenges in various aspects of its operations. With the efforts and dedication of its 8,400 employees, Saputo has met these challenges and continues to view the future with great promise. Saputo's operations are carried out in 44 plants and numerous distribution centres across Canada, United States, Argentina and more recently, Germany. As the German activities were acquired on April 13, 2006, after the fiscal year-end, the results do not include any activities from this acquisition.

Saputo is one of the top twenty dairy processors in the world, the largest dairy processor in Canada, among the top five cheese producers in the United States, the third largest dairy processor in Argentina, and the largest snack-cake manufacturer in Canada. Saputo is active in two sectors: dairy products, which accounts for 95.9% of consolidated revenues, and grocery products, with 4.1% of consolidated revenues. Saputo manufactures almost all of the products it commercializes.

Our Dairy Products Sector consists of the following: Canadian and Other Dairy Products Sector and US Dairy Products Sector. The Canadian and Other Dairy Products Sector is comprised of our Dairy Products Division (Canada) and Dairy Products Division (Argentina). The US Dairy Products Sector consists of our Cheese Division (USA). Saputo's dairy products are available in all segments of the food market: retail, foodservice and industrial.

The **retail** segment accounts for 51% of total revenues within the Dairy Products Sector. Sales are made to supermarket chains, mass merchandisers, convenience stores, independent retailers, warehouse clubs and specialty cheese boutiques under our own brand names as well as under private labels. Both dairy and non-dairy products, such as non-dairy creamers, juices and drinks, are manufactured and sold within this segment.

The **foodservice** segment accounts for 32% of total revenues within the Dairy Products Sector. Sales are made to distributors of both specialty cheeses and complete product lines as well as to restaurants and hotels under our own brand names and under various private labels. We also offer non-dairy products manufactured by third parties, which are distributed through our Canadian distribution network. In addition, we produce dairy blends for fast-food chains.

The **industrial** segment accounts for 17% of total revenues within the Dairy Products Sector. Sales are made to food processors that use our products as ingredients to manufacture their products. In Canada, we supply cheese to frozen entree manufacturers, while in the United States, we supply cheese to numerous large food manufacturers.

We also produce by-products such as lactose, whey powder and whey protein from our Canadian, US and Argentinean cheese manufacturing facilities. Through our Canadian industrial segment and our Argentinean facilities, we supply numerous international clients with cheese, lactose, whey powder, milk powder, ice cream mixes and whey protein.

Our Grocery Products Sector consists of our Bakery Division which manufactures and markets snack cakes, tarts and cereal bars. In the Canadian market, our products are sold almost exclusively in the retail segment, through supermarket chains, independent retailers, and warehouse clubs. The Bakery Division is also present in the United States, through co-packing agreements whereby the Company manufactures products for third parties under brand names owned by such parties.

Financial Orientation

The application of a sound business model and the persistent focus on efficient and effective operations have enabled Saputo to become a leader in the dairy industry. These ideals could not have been more evident than in the current fiscal year. Faced with very difficult market conditions in the US, along with other deterrents in our Argentinean operations, Saputo has been able to withstand these barriers and is still a viable force.

Our solid financial position and strong cash flows continue to set us apart from our peers. This has allowed us to continue to invest in our operations, none more evident than our significant investment in our Argentinean operations. All our capital projects are financed with cash flows generated from our existing operations. Saputo's strong cash flows have also allowed it to increase the dividend payment and implement a share purchase program through a normal course issuer bid. Our goal of increasing shareholder value remains intact.

Our first foray outside North America, Argentina, has proven to be a success. It is with enthusiasm that we start fiscal 2007 with an acquisition outside the Americas, in Europe. The acquisition of the activities of *Spezialitäten - Käserei De Lucia Gmbh* in Germany completed in April 2006 will provide us with access to a vibrant dairy market. Saputo will continue to seek out acquisition opportunities throughout fiscal 2007, with the goal of increasing its presence within the global dairy industry.

Elements to consider when reading Management's Analysis for fiscal 2006

During fiscal 2006, we experienced lower financial performance:

- Net earnings totalled $192.1 million, down 17.2%
- Earnings before interest, income taxes, depreciation, amortization and devaluation (EBITDA) totalled $366.0 million, down 10.3%
- Revenues reached $4.022 billion, up 3.6%
- Cash flows generated by operations totalled $299.6 million, up 11.5%
- Devaluation of portfolio investment of $10.0 million

The reduced performance in fiscal 2006 is primarily the result of the harsh market conditions faced by our US Dairy Products Sector. A lower average block market[1] per pound of cheese had a negative effect of approximately $136 million on revenues. The overall average block market per pound of cheese in fiscal 2006 of US$1.42 was US$0.25 lower compared to the US$1.67 for last fiscal year. This downward trend created a negative effect on the absorption of fixed costs. In addition, a less favourable relationship between the average block market per pound of cheese and the cost of milk as raw material was observed this fiscal year compared to last fiscal year. With regard to inventories, the block market had an unfavourable impact on their realization. These factors combined had a negative impact of approximately $40 million on EBITDA. The US Dairy Products Sector also incurred $3.3 million in rationalization charges in relation to the closure of our plant in Whitehall, Pennsylvania, and additional promotional expenses of approximately $15 million.

The rise of the Canadian dollar continued to negatively affect our results. In fiscal 2006, the appreciation of the Canadian dollar eroded approximately $2 million in net earnings, $6 million in EBITDA, and $93 million in revenues.

The Canadian and Other Dairy Products Sector improved its performance in fiscal 2006 compared to the prior year. Benefits derived from rationalization activities undertaken in fiscal 2005 and the acquisition of Fromage Côté, completed on April 18, 2005, were the main factors behind the improved performance. These gains were reduced by a rationalization charge of $2.0 million in relation to the closure of our plant in Harrowsmith, Ontario. The EBITDA of our Argentinean operations were negatively affected by changes in the export tax of approximately $6 million.

All divisions within the Dairy Products Sector were also negatively affected by increased energy, packaging, ingredient and labour costs in fiscal 2006. Higher fuel costs have increased our energy expense in all our facilities. In addition, it has also increased the cost of our packaging material. Ingredient costs also increased in the current fiscal year as a result of higher prices in the by-product markets. All of the above factors increased our manufacturing costs by approximately $18 million in 2006, compared to fiscal 2005.

In fiscal 2006, the Company wrote down the value of its portfolio investment by $10.0 million, and in addition, a dividend of $1.0 million received during fiscal 2006 was accounted for as a reduction of the cost of the investment. These actions were deemed necessary following an evaluation of the fair value of the investment. The evaluation concluded that the fair value of the investment was below the carrying value on the balance sheet, indicative of a permanent impairment. The write-down had an after-tax effect of approximately $8 million.

In fiscal 2006, the Company recorded tax benefits resulting from prior tax losses available for our Argentinean operations. A tax benefit of approximately $4 million affected net earnings in fiscal 2006. Offsetting this benefit was a tax charge of approximately $2 million to adjust future tax balances due to an increase in provincial tax rates.

In fiscal 2005, the Company recorded a $2.6 million gain on the disposal of fixed assets held for sale and a one-time tax reduction affecting net earnings by $3.5 million, to adjust future tax balances due to a reduction in US tax rates.


04 05 06

Revenues
(in millions of dollars)

2006 4,022.2
2005 3,883.1
2004 3,570.2


04 05 06

EBITDA
(in millions of dollars)

2006 366.0
2005 407.8
2004 403.3


04 05 06

Net earnings
(in millions of dollars)

2006 192.1
2005 232.1
2004 212.4

[1] "Average block market" is the average daily price of a 40 pound block of Cheddar on the Chicago Mercantile Exchange (CME), used as the base price for cheese.

Selected Consolidated Financial Information

Years ended March 31 (in thousands of dollars, except per share amounts and ratios)	2006	2005	2004
Statement of earnings data			
Revenues Dairy Products Sector			
Canada and Other	$ 2,651,402	$ 2,415,541	$ 2,161,852
United States	1,206,601	1,308,735	1,240,954
	3,858,003	3,724,276	3,402,806
Grocery Products Sector	164,207	158,793	167,384
	$ 4,022,210	$ 3,883,069	$ 3,570,190
Cost of sales, selling and administrative expenses			
Dairy Products Sector			
Canada and Other	$ 2,389,809	$ 2,171,380	$ 1,951,997
United States	1,128,301	1,171,692	1,080,067
	3,518,110	3,343,072	3,032,064
Grocery Products Sector	138,135	132,238	134,869
	$ 3,656,245	$ 3,475,310	$ 3,166,933
EBITDA[1] Dairy Products Sector			
Canada and Other	$ 261,593	$ 244,161	$ 209,855
United States	78,300	137,043	160,887
	339,893	381,204	370,742
Grocery Products Sector	26,072	26,555	32,515
	$ 365,965	$ 407,759	$ 403,257
EBITDA margin (%)	*9.1%*	*10.5%*	*11.3%*
Depreciation of fixed assets			
Dairy Products Sector			
Canada and Other	$ 34,146	$ 29,743	$ 29,854
United States	29,881	31,175	31,550
	64,027	60,918	61,404
Grocery Products Sector	5,334	5,147	4,634
	$ 69,361	$ 66,065	$ 66,038
Operating income			
Dairy Products Sector			
Canada and Other	$ 227,447	$ 214,418	$ 180,001
United States	48,419	105,868	129,337
	275,866	320,286	309,338
Grocery Products Sector	20,738	21,408	27,881
	$ 296,604	$ 341,694	$ 337,219
Devaluation of portfolio investment	$ 10,000	$ -	$ -
Interest on long-term debt	24,474	28,026	34,792
Other interest, net of interest income	(644)	1,064	1,218
Earnings before income taxes	262,774	312,604	301,209
Income taxes	70,672	80,459	88,844
Net earnings	$ 192,102	$ 232,145	$ 212,365
Net earnings margin (%)	*4.8%*	*6.0%*	*5.9%*
Net earnings per share	$ 1.83	$ 2.23	$ 2.05
Diluted net earnings per share	$ 1.82	$ 2.20	$ 2.03
Dividends declared per share	$ 0.72	$ 0.60	$ 0.48
Balance sheet data			
Total assets	$ 2,253,933	$ 2,133,072	$ 2,069,548
Long-term debt (including current portion)	$ 291,846	$ 302,521	$ 371,911
Shareholders' equity	$ 1,402,543	$ 1,315,850	$ 1,156,829
Statement of cash flows data			
Cash flows generated by operations	$ 299,567	$ 268,676	$ 287,572
Amount of additions to fixed assets, net of proceeds on disposal	$ 92,868	$ 76,345	$ 84,520

[1] Measurement of results not in accordance with generally accepted accounting principles.
The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation, amortization and devaluation of portfolio investment. EBITDA is not a measurement of performance as defined by generally accepted accounting principles in Canada, and consequently may not be comparable to similar measurements presented by other companies. Reference is made to section entitled "Measurement of results not in accordance with generally accepted accounting principles".

Saputo's **consolidated revenues** totalled $4.022 billion, an increase of $139.1 million or 3.6% compared to $3.883 billion posted in fiscal 2005. The increase is attributed to our Canadian and Other Dairy Products Sector. Our Dairy Products Division (Canada) and Dairy Products Division (Argentina) increased revenues by approximately $208 million and $28 million, respectively, compared to last fiscal year. An increase in selling prices in both divisions, in accordance with increases in the cost of milk as raw material as well as other manufacturing costs, the acquisition of Fromage Côté completed on April 18, 2005, and higher sales volumes in our Canadian fluid milk activities were responsible for these increases. Our US Dairy Products Sector revenues decreased by approximately $102 million. An average block market per pound of cheese of US$1.42 in the current year, compared to US$1.67 in the prior year negatively affected revenues by approximately $136 million. The continued rise in the Canadian dollar eroded approximately $93 million in revenues in comparison to last fiscal year. These factors offset a 9% sales volume increase achieved by the division throughout the current fiscal year. Revenues from our Grocery Products Sector increased by $5.4 million to $164.2 million from $158.8 million for fiscal 2005. The increase is due to an increase in our selling price and additional revenues derived from our US co-packing agreements.

Consolidated earnings before interest, income taxes, depreciation, amortization and devaluation (EBITDA) amounted to $366.0 million in fiscal 2006, a decrease of $41.8 million compared to $407.8 million in fiscal 2005. The decrease is attributed to our US Dairy Products Sector, whose EBITDA decreased by $58.7 million, from $137.0 million in fiscal 2005 to $78.3 million in the current fiscal year. The lower average block market per pound of cheese in fiscal 2006 compared to the prior year had a negative effect on the absorption of our fixed costs. In addition, a less favourable relationship between the average block market per pound of cheese and the cost of milk as raw material was observed this fiscal year compared to last fiscal year. With regard to inventories, the market factors had an unfavourable impact on their realization. These factors combined had a negative impact of approximately $40 million on EBITDA. The rise of the Canadian dollar eroded approximately $6 million from our current year's EBITDA. The US Dairy Products Sector also incurred $3.3 million of rationalization charges in relation to the closure of our plant in Whitehall, Pennsylvania in fiscal 2006 and additional promotional expenses of approximately $15 million. Furthermore, the division's EBITDA was negatively affected by increased energy, packaging, ingredient and labour costs. All of the above-mentioned negative factors offset the positive effects of efficiency improvements and additional EBITDA derived from the increased sales volumes.

The EBITDA of our Canadian and Other Dairy Products Sector increased by $17.4 million from $244.2 million in fiscal 2005 to $261.6 million in fiscal 2006. The increase is mainly attributed to the benefits derived from rationalization activities undertaken in our Canadian operations during prior years, the acquisition of Fromage Côté, completed on April 18, 2005, and increased sales volumes from our Canadian fluid milk activities in comparison to last fiscal year. These increases offset a rationalization charge of $2.0 million in relation to the closure of our plant in Harrowsmith, Ontario. The EBITDA of our Argentinean operations was negatively affected by changes in the export tax which eroded EBITDA by approximately $6 million. The Canadian and Other Dairy Products Sector was also subject to increased energy, packaging, ingredient and labour costs in fiscal 2006 in comparison to fiscal 2005.

The EBITDA of our Grocery Products Sector decreased slightly to $26.1 million in the current fiscal year from $26.6 million in fiscal 2005. Better margins achieved on existing sales and additional EBITDA generated by increased sales volumes derived from our US co-packing agreements were offset by additional costs of approximately $2 million related to the pension plan and approximately $5 million for increased marketing expenditures, in comparison to last fiscal year.

The consolidated EBITDA margin decreased from 10.5% in fiscal 2005 to 9.1% in fiscal 2006, mainly as a result of reduced margins in our US Dairy Products Sector. The relationship between the average block market per pound of cheese and the cost of milk as raw material negatively affected the EBITDA of our US Dairy Products Sector. This relationship decreased by US$0.027 per pound of cheese this fiscal year compared to fiscal 2005.

Depreciation expense totalled $69.4 million in fiscal 2006, an increase of $3.3 million over $66.1 million in fiscal 2005. The increase is mainly attributed to the acquisition of Fromage Côté, completed on April 18, 2005, and to additional depreciation relating to capital expenditures undertaken in the prior and current years, specifically in our Argentinean operations. These increases offset lower depreciation from our US Dairy Products Sector as a result of the appreciation of the Canadian dollar.

The Company wrote down the value of its **portfolio investment** by $10.0 million, negatively affecting net earnings before income taxes. In addition, a dividend of $1.0 million received during fiscal 2006 was accounted for as a reduction of the cost of the investment. These actions were deemed necessary following an evaluation of the fair value of the investment. The evaluation concluded that the fair value of the investment was below the carrying value on the balance sheet, indicative of a permanent impairment. The write-down had an after-tax effect of approximately $8 million.

Net interest expense amounted to $23.8 million in fiscal 2006, compared to $29.1 million in fiscal 2005. The decrease results from the following factors. Firstly, the interest decreased following long-term debt repayments made in fiscal 2005. Secondly, the appreciation of the Canadian dollar also reduced the interest expense on our US dollar debt. Lastly, the Company had excess cash on numerous occasions throughout fiscal 2006 in comparison to fiscal 2005, which generated incremental interest revenue.

Income taxes totalled $70.7 million for an effective tax rate of 26.9%, compared to an effective tax rate of 25.7% in fiscal 2005. The Company recorded in fiscal 2006 a tax benefit of approximately $4 million resulting from prior tax losses available for our Argentinean operations. Offsetting this benefit was a tax charge of approximately $2 million to adjust future tax balances due to an increase in provincial tax rates. In fiscal 2005, a one-time tax reduction to adjust future tax balances, due to a reduction in US tax rates, benefited the Company by $3.5 million. Our income tax rate varies and could increase or decrease based on the amount of taxable income derived and from which source, any amendments to tax laws and income tax rates and changes in assumptions and estimates used for tax assets and liabilities by the Company and its affiliates. Subsequent to March 31, 2006, there has been a proposed change to the income tax legislation that would likely have an impact on the consolidated financial statements. The Company is currently evaluating the impact and alternatives to reduce it. At this point, the Company considers that the impact will not be material.

For the year ended March 31, 2006, **net earnings** amounted to $192.1 million, a decrease of $40.0 million or 17.2% compared to $232.1 million in fiscal 2005. The decrease is due to the factors mentioned above.

INFORMATION BY SECTOR

CANADIAN AND OTHER DAIRY PRODUCTS SECTOR

The sector is comprised of our Dairy Products Division (Canada) and our Dairy Products Division (Argentina).


04 05 06

Revenues
(in millions of dollars)

2006 **2,651.4**
2005 2,415.5
2004 2,161.9


04 05 06

EBITDA
(in millions of dollars)

2006 **261.6**
2005 244.2
2004 209.9

Revenues (Canadian and Other Dairy Products Sector)

The revenues of the Canadian and Other Dairy Products Sector amounted to $2.651 billion, an increase of 9.7% compared to the $2.416 billion for the previous year. The $236 million increase in revenues is distributed as follows: approximately $208 million is attributed to our Dairy Products Division (Canada), up 9.2% compared to last fiscal year, and $28 million is attributed to our Dairy Products Division (Argentina), which increased 18.6% compared to last fiscal year.

Regarding the $208 million increase in revenues from our Dairy Products Division (Canada), approximately $102 million comes from the acquisition of Fromage Côté, completed on April 18, 2005. Approximately $84 million relates to higher selling prices as a result of increases in the cost of milk as raw material, as well as other manufacturing costs. The remainder is due to increases in sales volumes of fluid milk, cream, juice and yogurt categories compared to the previous fiscal year.

Our pricing, rebating and discounting practices in all segments were unchanged throughout the fiscal year.

The Company produces about 34% of all the natural cheese manufactured in Canada and remains a leader in the industry. On the fluid milk side, Saputo's production accounts for approximately 21% of the Canadian total, while in Argentina, the Company ranks third among dairy processors.

As for our **Canadian cheese activities**, sales volumes have increased slightly compared to the previous fiscal year taking into consideration the volume growth attributed to the activities of Fromage Côté, acquired at the beginning of the fiscal year.

The **retail** segment sales now account for 46% of revenues in our Canadian cheese activities compared to 48% for last fiscal year.

To facilitate the integration of Fromage Côté and to capitalize on the increasing consumers' appetite for specialty cheeses, we created a Specialty Cheese Group in June 2005 whose mandate is to manufacture, market and distribute specialty cheeses across Canada. As such, during the second quarter of fiscal 2006, we launched a new brand, *Alexis de Portneuf*, as our premium cheese brand, with a particular focus on high-end fine cheeses. In addition, we launched a variety of innovative fine cheeses to solidify our position in this growing category. These efforts have resulted in an increased volume of approximately 6% for the specialty cheese category.

The **foodservice** segment has remained relatively stable compared to the previous fiscal year and represents 38% of revenues in our Canadian cheese activities. We are continuing to pursue opportunities with specialty cheeses through our national accounts.

The **industrial** segment accounts for 16% of revenues in our Canadian cheese activities compared to 13% for last fiscal year. This segment is comprised of cheese sales as well as by-products sales. The increase in revenues is attributed to higher sales volumes in the international by-product market and additional sales of skim milk powder. We continue to work towards developing value-added milk by-products intended for both local and international markets.

Our **Canadian fluid milk activities** enjoyed good sales volume growth during fiscal 2006. Increased efforts were made during fiscal 2006 to promote growth within more specialized niches, such as yogurts, sour creams, flavoured milks and flavoured creams. Our core category of fluid milk has shown good volume increase, as we continued our penetration of new markets. Globally, the increase in sales volume amounts to 2.6% for all our Canadian fluid milk activities. The breakdown of our revenues remains unchanged between the retail segment with 80% and the foodservice segment with 20%.

During the past fiscal year, we have continued our development of the Ontario and Quebec markets through increased distribution. Our sales volumes have slightly increased in these markets with branded products such as: *Dairyland, Nutrilait, Armstrong, Sunny Delight*[2], *International Delight*[2] and *Milk 2 Go / Lait's Go*.

During fiscal 2006, we achieved excellent sales results for our value-added products sold in Extended Shelf Life (ESL) plastic packaging, such as our successful *Milk 2 Go / Lait's Go* line of flavoured milks. In addition, we launched a line of iced coffee beverages under the *Caféccino* brand name in the summer of 2005.

In fiscal 2006, we continued to drive growth in our cultured products sales through innovation and consumer marketing, especially for our *Dairyland* single serve cottage cheese and *Dairyland L'il Ones* yogurt.

In **Argentina**, our activities continued to progress at a steady pace. Revenues from these activities for fiscal 2006 amounted to $178.4 million, an increase of $28.1 million over fiscal 2005. Our export market enjoyed volume increases and higher market prices. On the domestic market, sales prices were higher as a result of the increase in the cost of milk as raw material and better product mix.

[2] Trademarks used under licence.

EBITDA (Canadian and Other Dairy Products Sector)

Our earnings before interest, income taxes, depreciation and amortization (EBITDA) totalled $261.6 million as at March 31, 2006, an increase of 7.1% compared to the $244.2 million for the previous fiscal year. The EBITDA margin went from 10.1% in fiscal 2005 to 9.9% in fiscal 2006. The activities of Fromage Côté, which generated a lower EBITDA margin compared to the rest of the activities in Canada, resulted in a lower overall EBITDA margin. The EBITDA for fiscal 2005 included a $2.6 million gain on the disposal of fixed assets held for sale. Had it not been for this gain last fiscal year, the EBITDA margin would have remained at the same level. Throughout the fiscal year, our Argentinean activities continued to improve their EBITDA margins. These improvements were offset by changes to the export tax.

On October 12, 2005, following the continual analysis of our overall activities and the implementation of measures aimed at improving our operational efficiency, we announced the closure of our Harrowsmith plant in Ontario, scheduled for June 28, 2006. The costs associated with this closure were absorbed during the third and fourth quarters of fiscal 2006 and reduced EBITDA by $2.0 million. Together with this rationalization, the Company intends to spend in fiscal 2007 close to $6 million in additions to fixed assets in other plants. The Company expects annual savings on EBITDA of $3.5 million. Additional EBITDA was generated from our Fromage Côté's operations acquired last April 2005.

From an operational point of view, being an efficient manufacturer and a low-cost processor remains a priority, and fiscal 2006 included savings of $7.5 million related to rationalizations carried out during the previous fiscal years. We are carefully looking into all aspects of manufacturing and handling in order to minimize the ever-increasing energy, packaging, ingredient and labour costs which increased our manufacturing costs by approximately $3 million in fiscal 2006 compared to fiscal 2005.

Finally, the by-product market for fiscal 2006 has been quite volatile, but has had a favourable impact of $2.8 million compared to fiscal 2005.

A decrease in our cheese production consistent with our goal of reducing our inventory levels, negatively affected the EBITDA in the last two quarters of fiscal 2006. We believe that, in Canada, our inventory level is now adequate with respect to our operations.



Outlook (Canadian and Other Dairy Products Sector)[3]

Fiscal 2006 has allowed us to solidify our operations. Our two former Milk and Cheese Divisions (Canada) have now become one single operating unit. We believe that even though some synergies have been achieved following the merger of our two former divisions, other opportunities still exist.

We believe in the importance of innovation as a means of offering consumers products that follow the evolution of their needs and in the continuous improvement of our manufacturing processes. A corporate research and development team created to this effect at the beginning of fiscal 2006 is committed to reaching these goals.

Our strategic plan for our newly created specialty group within our division should continue to yield positive results in fiscal 2007, improving our position to maximize on consumers' enthusiasm for specialty cheeses.

In fiscal 2007, based on solid manufacturing activities in both our cheese and fluid milk activities, we are ready to enter or enhance product sub-categories with long-term profitability and the building of the brands. In the cheese activities, we are looking to grow our market in the pressed and stretched cheese categories year-over-year with volume gains that exceed market growth. In the fluid milk activities, we are looking to expand our share of the fluid milk and cream market in Eastern and Atlantic Canada. In aggregate, we wish to continue our ongoing process of revisiting every aspect of our business in order to capitalize on opportunities that will increase our overall profitability.

The Company is constantly evaluating its production capacity in all categories of products. Our excess production capacity stands at 33% in our Canadian cheese activities and at 39% in our fluid milk activities.

For our Argentinean activities, a major part of our capital investments was completed in the current fiscal year. The benefits derived from these investments began to materialize in the current fiscal year. We plan to add $20.0 million in capital investments for our Argentinean operations in fiscal 2007 in an effort to take full advantage of the opportunities that exist on the domestic and international markets.

The recent acquisition of the activities of *Spezialitäten-Käserei De Lucia GmbH* will complement our current activities in Canada, the United States and Argentina and provide us with a local presence in Europe and greater exporting capabilities.

Victor Hugo Pollini, Production of mozzarella
RAFAELA, DAIRY PRODUCTS DIVISION (ARGENTINA)

[3] Reference is made to section entitled "Caution regarding forward-looking statements".

Our Cheese Division (USA) experienced difficult market conditions in fiscal 2006. A sustained record-high price for dry whey pushed the cost of milk higher, at the expense of cheese margins. Dry whey is an important input in the formula which determines the cost of milk for manufactured dairy products in the US. Therefore, the high cost of milk driven largely by high dry whey prices adversely impacted cheese margins. The division also endured increased energy, packaging, ingredient and labour costs and a declining block market per pound of cheese for most of the year. Despite the difficult economic conditions, our Cheese Division (USA) performed well in controlling costs and expanding market share.


04
05
06

Revenues
(in millions of dollars)

2006 **1,206.6**
2005 1,308.7
2004 1,241.0


04
05
06

EBITDA
(in millions of dollars)

2006 **78.3**
2005 137.0
2004 160.9

Revenues (US Dairy Products Sector)

Sales volumes were strong for the fiscal year posting an 8.8% increase over fiscal 2005. Each of our market segments (retail, foodservice and industrial) grew by more than 8% on a per segment basis. The acquisition of the activities of Schneider Cheese, Inc., completed on May 27, 2005, accounted for approximately 2.4% of the 8.8% increase in the current fiscal year. Fiscal 2006 revenues totalled $1.207 billion, a decrease of $102.0 million or 7.8% less than the $1.309 billion in revenues attained in fiscal 2005. The lower average block market per pound of cheese this fiscal year had a negative impact of $135.5 million on revenues. The average block market per pound of cheese during fiscal 2006 was US$1.42, a US$0.25 decrease from the US$1.67 in fiscal 2005. Sales volumes were consistently strong throughout the fiscal year. Our volumes increased in most of our cheese types with notable increases in string, ricotta and some of our new items. Retail sales volumes recovered nicely from last fiscal year which had been adversely impacted by higher market prices. The appreciation of the Canadian dollar throughout the fiscal year negatively affected revenues by approximately $93 million.

Our pricing, rebating and discounting practices in all segments were unchanged throughout the fiscal year.

The **retail** segment accounts for 29% of our total sales volume in the United States, slightly lower than the previous fiscal year. In this past fiscal year, we again concentrated our marketing efforts on supporting our brands with distinctive promotions to increase market share in several highly competitive retail cheese categories. *Frigo Cheese Heads* continues to be the number one brand of string cheese in the United States. This brand is supported by consumer promotion, utilizing on-pack offers, coupon distribution, and Web and print advertising. During the fiscal year, our complete line of *Stella* and *Treasure Cave* cheese packaging graphics were revamped. Several new line extensions were also introduced to take advantage of consumer trends within the cheese category.

The **foodservice** segment accounts for 45% of our total sales volume in the United States, slightly higher than that of last fiscal year. We again experienced volume growth in this segment due to the quality of our products, our customer service, and our people at every level throughout the organization. During the fiscal year, we managed to increase volume despite the necessity of implementing price increases to offset the adverse industry economics.

The **industrial** segment represents 26% of our total sales volume in the United States, about the same as last fiscal year. Market volatility and excess production capacity in the industry inhibited our ability to meet our volume growth targets for this segment. We still managed to increase our volume by 8.6% in this highly competitive channel by focusing on value-added items in lieu of high-volume low-margin bulk commodities. Products in the industrial segment also include whey by-products, sweetened condensed milk and eggnog. Prices of by-products in the international market continued strong in fiscal 2006.

EBITDA (US Dairy Products Sector)

During fiscal 2006, earnings before interest, income taxes, depreciation and amortization totalled $78.3 million, a $58.7 million or 42.8% decrease compared to $137.0 million posted in fiscal 2005. Fiscal 2006 resulted in the lowest "spread" or margin between the average block market per pound of cheese and the cost of milk as raw material, in the past 25 years. The spread was adversely impacted by the declining cheese market and the extraordinarily high market value of dry whey, which impacts the price of milk as raw material. The overall average block market per pound of cheese of US$1.42 this fiscal year was lower compared to the US$1.67 of last fiscal year. This eroded our EBITDA this fiscal year by reducing the basis for absorption of our fixed costs. In a declining market, cheese is produced at a higher cost and is subsequently sold at a lower sales price. The margin is also compressed in a declining market because the cost of milk follows the block market on a delayed basis. In theory, these timing differences should balance out over time. However, fiscal 2005 started with a block market per pound of cheese at US$2.09 and ended at US$1.62, while fiscal 2006 started at US$1.62 and ended at US$1.17. Balancing will not occur until market declines are offset by corresponding market increases. This has not occurred in the past two fiscal years.

Declining markets also create an unfavourable impact on the realization of inventories. These combined factors had a negative impact of $40.2 million on EBITDA. The appreciation of the Canadian dollar created a shortfall in EBITDA of $6.4 million. On September 28, 2005, we announced the closure of our plant in Whitehall, Pennsylvania, effective October 2005 for the cheese manufacturing and March 2006 for the by-products manufacturing. The costs incurred in fiscal 2006 for this closure were $3.3 million on EBITDA. Also, additional promotional expenses of approximately $15 million were incurred in fiscal 2006 compared to fiscal 2005. Moreover, the division experienced increased energy, packaging, ingredient and labour costs in the current fiscal year, increasing manufacturing costs by approximately $15 million compared to fiscal 2005.

Outlook (US Dairy Products Sector)[4]

During the past fiscal year, the Cheese Division (USA) increased its sales volume in almost every product category and was able to grow in all three of our market segments: retail, foodservice and industrial. This is a testimony to the continuous quality of products and services provided by Saputo people from the plant floor right up to the customer's location.

The acquisition of the activities of Schneider Cheese, Inc. in May 2005 further increased our presence in the string and snack cheese categories. We will continue to capitalize on these product categories.

We look forward to the upcoming fiscal year with optimism. We believe we are well-positioned to improve our profitability as we are poised to selectively launch new line extensions to complement for example our *Frigo Cheese Heads* line and our specialty *Treasure Cave* blue cheeses. We also embrace the new fiscal year with our continued mandate to be innovative and efficient at every level of the organization. First at the operations level, we plan to apply innovative processes and techniques to diminish the impact of raw material, labour and overhead cost increases. At the marketing and sales level, we will conduct innovative promotions, introduce new products and enhance service to our clients. Finally, internally, we will invest in our employees to foster future growth.

During fiscal 2006, we completed projects that increased our capacity in certain manufacturing locations and enhanced the production capabilities of our specialty plants for greater efficiency and quality so that we can remain competitive despite rising energy, ingredient, labour and other manufacturing costs. In the upcoming fiscal year, we will continue to evaluate our operations and will invest accordingly in projects that will enhance our profitability and better serve the needs of our clients. We are currently operating our facilities at 95% capacity following the closure of Whitehall. If necessary, we could add additional manufacturing capacity to our plants with minor capital investments.

Once again in fiscal 2006, the fluctuations in the pricing of dairy products on the Chicago Mercantile Exchange (CME) significantly affected the results of our Cheese Division (USA). As mentioned in prior fiscal years, base prices are set according to daily transactions conducted at the CME. The CME acts as an auction market for certain commodity products where brokers represent buyers and sellers. Cheese and butter are bought and sold on a daily basis. The prices established at the end of a session serve as the reference price for most cheese and butter sales made in the United States. The CME market for Cheddar cheese blocks began in fiscal 2006 at US$1.62 which was the high for the year, and fell as low as US$1.12 in February and closed at US$1.17 as at March 31, 2006. This general decline in the cheese block market had a significant effect on the results of our Cheese Division (USA). During the fourth quarter of fiscal 2006, we communicated price increases to the market. We will continue to monitor the cheese block market and react accordingly. We were successful in reducing the cost associated with milk handling in the last quarters and we plan to pursue this in fiscal 2007. The Company is continuing with a program to offer fixed-price long-term contracts to customers as a means of managing market volatility, extending relationships, and stabilizing margins. This is done in conjunction with the purchase of milk futures contracts through the CME.

In January 2006, the US Department of Agriculture held public hearings to consider a petition for a revision in the formulas that determine the manufacturing milk price with the objective of allowing processors better margins. The manufacturing cost data employed in the formulas has not been updated in more than three years. We are participating in these hearings as a Company and as part of industry associations. The hearing decision is expected in the summer of 2006. All the above actions are in line with our goal of reducing our operating costs with the objective of reaching past profitability levels.

During the first quarter of fiscal 2007, the Company announced the closing of its manufacturing facility in Peru, Indiana. Saputo ceased to manufacture the products coming from this facility on May 15, 2006. The closure will have almost a neutral effect on the profitability of the Cheese Division (USA).



Trish Burres and Jean Miller, Customer Service
LINCOLNSHIRE,
CHEESE DIVISION (USA)

[4] Reference is made to section entitled "Caution regarding forward-looking statements".

GROCERY PRODUCTS SECTOR

The Grocery Products Sector consists of the Bakery Division and accounts for 4.1% of the Company's revenues.


04 05 06

Revenues
(in millions of dollars)

2006 **164.2**
2005 158.8
2004 167.4


04 05 06

EBITDA
(in millions of dollars)

2006 **26.1**
2005 26.6
2004 32.5

Revenues (Grocery Products Sector)

Revenues for the Bakery Division totalled $164.2 million for the fiscal year ended March 31, 2006, up by $5.4 million in comparison to the previous fiscal year. During fiscal 2006, sales volumes remained at the same level as the previous fiscal year.

Our Canadian sales volume showed a decrease of 11.5%. This decrease was offset by higher sales due to co-packing agreements for the manufacturing of products for the US market. The situation in the Canadian market can be explained by the following factors: in February 2005, we increased the base selling price for our economy- and family-size products. At the same time, we changed our strategy regarding the reduction and frequency of our featured prices and rebates. Consumers reacted with a more cautious approach with regard to our product offerings. Our investment strategy on the *HOP&GO!* brand triggered sales volume increases but was not sufficient to counter the loss of sales volume in our business. This being said, in Canada, despite an increasingly competitive market, the division was not only able to retain its market share, but saw a slight increase in the last quarter of fiscal 2006.

Throughout the fiscal year, we were active in supporting our brands. We operate in an environment where product innovation and seasonality are key. Therefore, 16 new *Vachon* products were introduced in the Canadian market, as well as 7 new *HOP&GO!* products, including four in the new healthy *HOP&GO!* Multigrain brand.

With regard to the US market, we have revised our marketing strategy. We have decided to withdraw our branded business from the retail market and focus solely on co-packing, for which we manufacture products. This decision was in line with the establishment of co-packing agreements in fiscal 2006. This approach should help us increase our sales volumes south of the border.

EBITDA (Grocery Products Sector)

EBITDA for the fiscal year ended March 31, 2006 amounted to $26.1 million, a slight decrease as compared to the previous fiscal year. The EBITDA margin went from 16.7% in fiscal 2005 to 15.9% this fiscal year.

During the course of fiscal 2006, the sector incurred additional expenses of approximately $2 million related to the pension fund and $4.8 million for additional marketing spending directed towards the development and penetration of our *HOP&GO!* brand in Ontario and in the Atlantic provinces. If we exclude these marketing expenses, the EBITDA margin would have stood at 18.8%. Fiscal 2006 saw some increases in our manufacturing costs as compared to last fiscal year, mainly related to energy, packaging, ingredient and labour costs for approximately $2 million. Different capital expenditure projects in robotizing and automation in fiscal years 2005 and 2006 have allowed us to increase our manufacturing efficiency. The resulting savings helped us offset part of the cost increases experienced this fiscal year.

Outlook (Grocery Products Sector)[5]

Fiscal 2006 was somewhat of a transition year for our Bakery Division, with the first price increase in 8 years resulting in a loss of volume in our Canadian business.

Indulgent and nutritious are the main characteristics of our products. While a good portion of our portfolio continues to be comprised of indulgent products, we have spent a great number of research and development hours on converting our cakes into either trans-fat-reduced or trans-fat-free products. In the coming fiscal year, we will continue in that direction in order to offer consumers a healthier offering in our categories.

The nutritious section of our product offerings keeps getting better with the introduction of wholegrain bars in the *HOP&GO!* line of products. These products are endorsed by the Heart and Stroke Foundation of Canada. We will continue to promote these products in the year to come and at the same time evaluate the possibility of penetrating new market segments.

Fiscal 2007 will be the second of our three-year program geared towards the development and the redeployment of our brands. We had initially announced a $20 million investment to be covered by additional profitability within the same three years. In year one of the program, we invested close to $5 million on our *HOP&GO!* brand and we are satisfied with the results. *HOP&GO!* will still benefit from the bulk of this investment in year two of the program, although the investment will be reduced by half. We also foresee investing approximately the same amount in 2008, thus reducing the $20 million investment program previously announced to $10 million. We feel confident that we will achieve our objectives for the development of the *HOP&GO!* brand by using a combination of marketing and sales initiatives. In the US market, we will pursue the development of our presence in this market through co-packing initiatives, for which we will manufacture the products.


Saputo

Guy Poulin, Packing
STE-MARIE (CANADA)
BAKERY DIVISION

[5] Reference is made to section entitled "Caution regarding forward-looking statements".

LIQUIDITY

Cash generated by operating activities before changes in non-cash working capital items amounted to $265.4 million for fiscal 2006, a decrease of $33.7 million compared to $299.1 in fiscal 2005. During fiscal 2006, non-cash operating working capital items generated $34.2 million, in comparison to a $30.4 million usage in fiscal 2005. The increased generation of funds in fiscal 2006 was partly due to a reduction in inventory from our Canadian operations due to a voluntary decrease in our cheese production. Our US division's inventory value also decreased due mainly to a lower block market per pound of cheese as at March 31, 2006, in comparison to March 31, 2005. In fiscal 2005, these two divisions saw an increase in their respective inventory value. The decreased inventory value in our Canadian and US operations in fiscal 2006 was offset by an inventory increase in our Argentinean operations. The capital expenditures undertaken in the previous and current fiscal years, which have increased the product mix of our Argentinean facilities, resulted in higher inventory.

In **investing activities**, the Company acquired in fiscal 2006 the activities of Fromage Côté and Schneider Cheese, Inc., for a combined purchase price of $86.3 million. The Company added $96.2 million in fixed assets, of which nearly 20% went into the replacement of fixed assets. The remaining funds were used to implement new technologies, as well as to expand and increase certain manufacturing capacities. The total fixed asset spending is close to our original budget of $100 million. The Company also disposed of unused assets in fiscal 2006 for total proceeds of $3.3 million.

As for **financing activities** in fiscal 2006, the Company increased the use of its bank loans by $28.1 million, essentially for its Argentinean operations. The Company also issued shares for a cash consideration of $13.7 million as part of the Stock Option Plan, paid out $72.2 million in dividends, and purchased for an amount of $38 million share capital in accordance with the share purchase program through its normal course issuer bid.

FINANCIAL RESOURCES

As at March 31, 2006, the Company's working capital stood at $423.6 million, a decrease of $29.0 million compared to the $452.6 million in fiscal 2005. The decrease is attributed to the transfer of $35.0 million from long-term debt to current liabilities, reflecting the US$30 million payment of our US senior notes scheduled for November 2006. Our interest bearing debt-to-equity ratio improved to 0.17 as at March 31, 2006, compared to 0.21 as at March 31, 2005. The improvement is due to the continued strong cash flows generated by the Company. As our financial position continues to improve, we do not foresee any additional working capital requirements.

For fiscal 2007, the Company expects to add about $76 million to fixed assets, with approximately $35 million earmarked for new technology and added manufacturing capacity. The remainder will be devoted to replacing certain fixed assets. The Company expects fixed-asset depreciation expense to total approximately $76 million in fiscal 2007. The increase in depreciation expense in comparison to fiscal 2006 is due to the capital expenditures undertaken in the current fiscal year, specifically in our Argentinean operations. All funds required for the additions to fixed assets will be generated from Company operations. As at March 31, 2006, the Company had no significant commitments related to fixed-asset acquisitions.

The Company currently has at its disposal bank credit facilities of approximately $325 million, $41.5 million of which are drawn, essentially for its Argentinean operations. The Company also has $91.5 million of cash and cash equivalents. In fiscal 2006, the Company renewed its bank credit facilities for a five-year period, thus benefiting from current credit terms and raising bank credit facilities by about $75 million. Should the need arise, the Company can make additional financing arrangements to pursue growth through acquisitions.

BALANCE SHEET

In comparison to March 31, 2005, the main balance sheet items as at March 31, 2006 varied due to the appreciation of the Canadian dollar versus both the US dollar and the Argentina peso. The conversion rate of our US operations' balance sheet items in US currency was CND$1.1671 per US dollar as at March 31, 2006, compared to CND$1.2096 per US dollar as at March 31, 2005. The conversion rate of our Argentinean operations' balance sheet items in Argentina pesos was CND$0.3775 per Argentina peso as at March 31, 2006, compared to CND$0.4135 per Argentina peso as at March 31, 2005. The increased Canadian dollar results in lower values recorded for the balance sheet items of our foreign operations. Changes in the main balance sheet items were also due to the acquisition of the activities of Fromage Côté and Schneider Cheese, Inc., completed in the first quarter of fiscal 2006.

In fiscal 2006, the Company wrote down the value of its portfolio investment by $10.0 million. In addition, a dividend of $1.0 million received during fiscal 2006 was also accounted for as a reduction of the cost of the investment. These actions were deemed necessary following the conclusion that the fair value of the portfolio investment had undergone a permanent impairment. Fixed assets increased from $648.6 million as at March 31, 2005, to $674.7 million as at March 31, 2006. The increase is the result of the significant capital expenditure undertaken in the current year, specifically in our Argentinean operations. As at March 31, 2006, we also note a current portion of long-term debt of $35.0 million. This amount relates to the US$30.0 million senior note payment scheduled on November 2006. Our net cash position also increased from $26.4 million as at March 31, 2005, to $50.0 million as at March 31, 2006. The change in foreign currency translation adjustment listed under shareholders' equity decreased due to the appreciation of the Canadian dollar. The Company's total assets stood at $2.254 billion as at March 31, 2006, compared to $2.133 billion as at March 31, 2005.

SHARE CAPITAL INFORMATION

Share capital authorized by the Company is comprised of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares can be issued in one or more series, and the terms and privileges of each class must be determined at the time of their creation.

	Authorized	Issued as at March 31, 2006	Issued as at June 1, 2006
Common shares	Unlimited	104,114,555	104,199,278
Preferred shares	Unlimited	None	None
Stock options		4,879,243	5,895,354

The Company announced on November 7, 2005 its intention to purchase, by way of the normal course issuer bid (the "Bid"), for cancellation purposes, some of its common shares through the facilities of the Toronto Stock Exchange, beginning on November 11, 2005.

Under the Bid, the Company may purchase for cancellation up to 5,256,369 common shares. This represents 5% of its 105,127,391 issued and outstanding common shares as of October 28, 2005. These purchases will be made in accordance with applicable regulations over a maximum period of 12 months beginning on November 11, 2005 and ending on November 10, 2006. The Company will not purchase more than 2% of the issued and outstanding common shares in any 30-day period. The consideration, which will be in cash, which the Company will pay for any common shares acquired by it under the Bid will be the market price of such common shares at the time of acquisition. For the year ended March 31, 2006, the Company purchased for cancellation an aggregate of 1,094,900 common shares at an average of $34.71 for a total of $38.0 million.

The Company believes that the purchase of its own shares may, under appropriate circumstances, be a responsible investment of funds on hand. Copies of the notice with respect to the Bid may be obtained without charge upon request to the Secretary of the Company.

OFF-BALANCE SHEET ARRANGEMENTS

For all of its operations, the Company has certain off-balance sheet arrangements, consisting primarily of leasing certain premises as well as certain lease agreements for equipment and rolling stock. These agreements are recorded as operating leases. Future minimum lease payments as at March 31, 2006 totalled $43.9 million.

The Company does not use derivative financial instruments for speculation. Saputo uses certain derivative financial instruments in specific situations. In the normal course of business, our Canadian operations import some products and our management of foreign exchange risk occasionally leads us to make certain foreign currency purchases in euros, of which the total amount as at March 31, 2006 was 1,800,000 Euros.

The Company periodically enters into forward contracts to protect itself against price fluctuations on certain commodities when it has secured a commitment to sell a finished product. As at March 31, 2006, the market value of these contracts was $1.8 million.

The Company's exposure to the derivative financial instruments used is not affected by changing economic conditions, since these instruments are generally held until maturity.

Notes 16 and 18 to the consolidated financial statements describe the Company's off-balance sheet arrangements.

GUARANTEES

From time to time, the Company enters into agreements in the normal course of its business, such as service arrangements and leases, and in connection with business or asset acquisitions or disposals, agreements, which by nature may provide for indemnification to third parties. These indemnification provisions may be in connection with breach of representations and guarantees and for future claims for certain liabilities, including liabilities related to tax and environmental issues. The terms of these indemnification provisions vary in duration.

Note 16 to the consolidated financial statements discusses the Company's guarantees.

CONTRACTUAL OBLIGATIONS

The Company's contractual obligations consist of commitments to repay its long-term debt as well as certain leases of premises, equipment and rolling stock.

Note 7 describes the Company's commitment to repay long-term debt, and Note 16 describes its lease commitments.

(in thousands of dollars)	Long-term debt	Minimum lease	TOTAL
2007	35,013	10,624	45,637
2008	71	8,714	8,785
2009	-	7,509	7,509
2010	198,407	6,322	204,729
2011	-	4,855	4,855
Subsequent years	58,355	5,862	64,217
Total	291,846	43,886	335,732

RELATED PARTY TRANSACTIONS

In the normal course of business, the Company receives and provides goods and services from and to companies subject to significant influence by its principal shareholder. These goods and services of an immaterial amount are compensated by a counterpart equal to the fair market value. See Note 17 to the consolidated financial statements that describes the related party transactions.

ACCOUNTING STANDARDS

Applied Standards

Asset Retirement Obligations

Section 3110 of the Canadian Institute of Chartered Accountants [CICA Handbook], *Asset Retirement Obligations*, requires the recognition of liabilities for legal obligations, whether they are of a legal, prescribed, contractual or other nature, and normally when these obligations arise. The liability's fair value is initially measured and the related costs are capitalized in the carrying amount of the fixed asset in question. The asset retirement cost is amortized in the income statement using a systematic and rational method. The Company prospectively adopted these new recommendations effective April 1, 2004, which had no impact on the Company's consolidated financial statements.

Hedging Relationships

The CICA Accounting Guideline AcG-13, *Hedging Relationships*, specifies the circumstances in which hedge accounting is appropriate, and it examines in particular the identification, documentation, designation and effectiveness of hedge accounting, as well as the discontinuance of hedge accounting. The Company prospectively adopted these new recommendations effective April 1, 2004, which had no impact on the Company's consolidated financial statements.

Employee Future Benefits

Section 3461 of the CICA Handbook, *Employee Future Benefits*, expanded the disclosure requirements for these plans on both annual and interim financial statements. The Company prospectively adopted these new recommendations effective April 1, 2004, which had no impact on the Company's consolidated financial statements.

Accounting by a Customer for Certain Consideration Received from a Vendor

The CICA Emerging Issues Committee EIC-144, *Accounting by a Customer for Certain Consideration Received from a Vendor*, provides guidance on how a customer of a vendor's products should account for cash consideration received from a vendor. The Company retroactively adopted this new recommendation effective July 1, 2004, which had no significant impact on the Company's consolidated financial statements.

Consolidation of Variable Interest Entities

The CICA Accounting Guideline AcG-15, *Consolidation of Variable Interest Entities*, requires enterprises to identify Variable Interest Entities in which they have an interest, to determine if they are the primary beneficiary of such entities and, if so, to consolidate them. The Company prospectively adopted this new recommendation effective January 1, 2005, which had no impact on the Company's consolidated financial statements.

Non-Monetary Transactions

Section 3831 of the CICA Handbook, *Non-Monetary Transactions*, establishes standards for the measurement and disclosure of non-monetary transactions. It defines when an exchange of assets is measured at fair value and when an exchange of assets is measured at the carrying amount. The Company prospectively adopted these new recommendations effective July 1, 2005, which had no significant impact on the Company's consolidated financial statements.

Future Standards

Comprehensive Income

Section 1530 of the CICA Handbook, *Comprehensive Income*, establishes standards for the reporting and display of comprehensive income. Comprehensive income is the change in equity of an enterprise during a period from transactions and other events from non-owner sources. The new section is to be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company is currently assessing the disclosure impact of this new recommendation on the consolidated financial statements.

Financial Instruments – Recognition and Measurement

Section 3855 of the CICA Handbook, *Financial Instruments – Recognition and Measurement*, establishes standards for recognizing and measuring financial assets, financial liabilities, non-financial derivatives and embedded derivatives. The standard requires all financial assets and financial liabilities to be classified by characteristic and/or management intent. The new section is to be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company believes the adoption of this section will not have a significant impact on the consolidated financial statements.



Louis-Philippe Perreault, Feta
ST. LEONARD, DAIRY PRODUCTS DIVISION (CANADA)

Financial Instruments – Disclosure and Presentation

Section 3861 of the CICA Handbook, *Financial Instruments - Disclosure and Presentation,* establishes standards for the presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The new section is to be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company believes the adoption of this section will not have a significant impact on the consolidated financial statements.

Hedges

Section 3865 of the CICA Handbook, *Hedges,* establishes standards for when and how hedge accounting may be applied. The section requires that formal documentation, designation of specific hedging relationship components, and assessment of effectiveness are pre-requisites for the application of hedge accounting. The new section is to be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company believes the adoption of this section will not have a significant impact on the consolidated financial statements.

Foreign Currency Translation

Section 1651 of the CICA Handbook, *Foreign Currency Translation,* establishes standards for the translation of transactions of a reporting enterprise that are denominated in a foreign currency and financial statements of a foreign operation for incorporation in the financial statements of a reporting enterprise. The new section is to be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company believes the adoption of this section will not have a significant impact on the consolidated financial statements.

Investments

Section 3051 of the CICA Handbook, *Investments,* establishes standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments. The new section is to be applied for interim and annual financial statements relating to fiscal year beginning on or after October 1, 2006. The Company believes the adoption of this section will not have a significant impact on the consolidated financial statements.

Equity

Section 3251 of the CICA Handbook, *Equity,* establishes standards for the presentation of equity and changes in equity during the reporting period. The new section is to be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company believes the adoption of this section will not have a significant impact on the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND USE OF ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates. These estimates are established on the basis of previous fiscal years and management's best judgment. Management continually reviews these estimates. Actual results may differ from those estimates. The following section establishes the main estimates used in preparing the consolidated financial statements of Saputo Inc.

Fixed Assets

In order to allocate the cost of fixed assets over their useful lives, estimates of the duration of their useful lives must be carried out. The cost of each fixed asset will then be attributed over the duration of its useful life and amortized year after year on this basis.

Portfolio Investment

The portfolio investment is recorded at cost. The Company carries out an annual valuation to ensure that the fair value of the investment is not lower than the carrying amount. To calculate an estimated fair value, the Company uses the Company's EBITDA by applying to it a multiple based on comparable industry standards. If the portfolio investment undergoes a decline in value that is permanent, its carrying amount would be written down to account for this decline in value. The Company has performed the impairment test and a write-down of $10.0 million was recorded for fiscal 2006.

Goodwill

The accounting standards require that goodwill no longer be amortized and that an impairment test be performed annually or more frequently when events occur or circumstances arise that could indicate a reduction in its fair value. To determine any decline in value, each of the respective accounting units are required to undergo an assessment. The Company's assessments are based on multiples for Saputo and for the industry. These multiples are applied to EBITDA and net assets. Should the calculated value be lower than the book value, a write-down would be taken. The Company has performed the impairment test, no write-down was necessary in fiscal 2006.

Stock Based Compensation

The Company uses the fair value based method to expense stock based compensation. With this method, the Company records a compensation cost over the vesting period of the options granted. The expected useful life of options used for calculating the fair value of options is based on management's experience and judgment.

Trademarks

Impairment testing has to be performed on all trademarks annually. Estimated future cash flows to be derived from the intangible are discounted to the present using current market rates. The discounted cash flow is compared to the carrying value of the trademarks. Should the discounted cash flow be lower than the book value, a write-down is taken. The Company has performed the impairment test and no write-down was necessary in fiscal 2006.

Sensitivity Analysis
Pension Plans and Other Employee Future Benefits

	Pension plans		Other employee future benefits	
(in thousands of dollars)	Accrued benefit obligations	Net expense	Accrued benefit obligations	Net expense
Anticipated rate of return on assets				
Effect of an increase of 1%	N/A	(1,708)	N/A	N/A
Effect of a decrease of 1%	N/A	1,708	N/A	N/A
Discount rate				
Effect of an increase of 1%	(23,449)	(2,044)	(1,122)	(117)
Effect of a decrease of 1%	23,531	1,532	1,337	8
Assumed growth rate of overall healthcare costs				
Effect of an increase of 1%	N/A	N/A	1,036	132
Effect of a decrease of 1%	N/A	N/A	(861)	(107)

Pension Plans

The Company offers and participates in defined contribution pension plans of which close to 82% of its active employees are members. The net pension expenditure under these types of plans is generally equal to the contributions made by the employer.

The Company also participates in defined benefit pension plans of which the remaining active employees are members. The cost of these pension benefits earned by employees is actuarially determined using the projected benefit method prorated on services and using management's assumptions bearing on, among other things, the discount rate, expected return on plan assets, rates of compensation increase and the retirement age of employees. All of these estimates and assessments are formulated with the help of external consultants.

The discount rate is determined on the basis of the effective rates of return on high-quality long-term corporate bonds, as required by the adjusted standard, to account for the duration of plan liability. The rate was downwardly adjusted last fiscal year from 6.0% to 5.26%, effective December 31, 2005. We expect that this adjustment will increase our expense during fiscal 2007 by approximately $1.1 million.

We established the expected average return on invested assets at 7.3% given the type and combination of these assets. This assumption is deemed reasonable and is supported by our external consultants.

The compensation growth rate was set at 3.5% over the long term, taking into consideration estimated future inflation rates.

The Company also offers a post-retirement medical benefit program. For the purposes of assessing costs related to this program, the hypothetical annual growth rate of medical costs was set at between 7% and 12% for fiscal 2007 and, based on the assumptions used, these rates should gradually decline to reach 6% in fiscal 2011.

Any change in these assumptions or any plan experience that differs from the expected entails actuarial gains or losses with respect to expected results. If these gains or losses exceed 10% of the maximum of the asset or liability of the plans, they are amortized over the expected average remaining service life of the group of employees participating in the plans, in compliance with CICA recommendations.

The above table presents a sensitivity analysis of the key economic assumptions used to measure the impact on defined benefit pension obligations, on other employee future benefit obligations and on net expenditures. This sensitivity analysis must be used with caution, as its results are hypothetical, and variations in each of the key assumptions could turn out not to be linear. The sensitivity analysis should be read in conjunction with Note 15 of the Consolidated Financial Statements. The sensitivity of each key variable has been calculated independently of the others.

The measurement date of pension plan assets and liabilities is December 31 of each fiscal year.

Pension plan assets are held by several independent trusts, and the average composition of the overall portfolio as at December 31, 2005 was 6% in cash and short-term investments, 45% in bonds and 49% in shares of Canadian, US and foreign companies. In the long term, we do not expect any major change to this asset allocation. In comparison to December 31, 2004, the average composition was 4% in cash and short-term investments, 47% in bonds and 49% in shares.

For defined benefit plans, actuarial valuations were performed in December 2002 and 2003, covering all obligations with respect to this type of plan. In light of these valuations, a solvency deficiency of $20.0 million was posted on December 31, 2003. This deficiency is primarily due to an increase in plan liabilities resulting from a sharp decline in the discount rate prescribed by provincial legislation on pension plans, and from insufficient asset returns at the time of the evaluation. In accordance with this provincial legislation, an additional contribution is required for the next five years to pay off this deficiency. An additional payment of $6.0 million was made in fiscal 2006 ($6.1 million for fiscal 2005). The additional payment required for fiscal 2007 remains to be determined given the actuarial valuation for some pension plans is currently being performed, as at December 31, 2005. The next evaluation for certain pension plans is scheduled for December 2006.

Future Income Taxes

The Company follows the liability method of accounting for income taxes. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery or settlement period for temporary differences. The projection of future taxable income is based on management's best estimates and may vary from actual taxable income. On an annual basis, the Company assesses its need to establish a valuation allowance for its deferred income tax assets. Canadian, US and international tax rules and regulations are subject to interpretation and require judgment on the part of the Company that may be challenged by the taxation authorities. The Company believes that it has adequately provided for future tax obligations that may result from current facts and circumstances. Temporary differences and income tax rates could change due to fiscal budget changes and/or changes in income tax laws.

RISKS AND UNCERTAINTIES

Product Liability

Saputo's operations are subject to certain dangers and risks of liability faced by all food processors, such as the potential contamination of ingredients or products by bacteria or other external agents that may accidentally be introduced into products or packaging. Saputo has quality control procedures in place within its operations to reduce such risks and has never experienced any material contamination problems with its products. However, the occurrence of such a problem could result in a costly product recall and serious damage to Saputo's reputation for product quality. We maintain product liability and other insurance coverage that we believe to be generally in accordance with the market practice in the industry.

Supply of Raw Materials

Saputo purchases raw materials that may represent up to 85% of the cost of products. It processes raw materials into the form of finished edible products intended for resale to a broad range of consumers. Variations in the price of foodstuffs can therefore influence Company results upwards or downwards, and the effect of any increase of foodstuff prices on results depends on the Company's ability to transfer those increases to its customers, and this in the context of a competitive market.

US and International Markets

The price of milk as raw material and the price of our cheese products in the United States, Argentina and Germany and by-products on international markets are based on market supply and demand forces. The prices are tied to numerous factors, such as the health of the economy and supply and demand levels for dairy products in the industry. Price fluctuations may affect the Company's results. The effect of such fluctuations on our results will depend on our ability to implement mechanisms to reduce them.

Competition

The food processing industry in North America is extremely competitive. Saputo participates in this industry primarily through its dairy operations. The Canadian dairy industry is highly competitive and is comprised of three major competitors, including Saputo. In the United States, Argentina and Germany, Saputo competes in the dairy industry on a national basis with several regional and national competitors. Our performance will be dependent on our ability to continue to offer quality products at competitive prices, and this applies to all the countries in which we operate.

Consolidation of Clientele

During the last few years, we have seen important consolidation in the food industry in all market segments. Given that we serve these segments, the consolidation within the industry has resulted in a decrease in the number of clients and an increase in the relative importance of some clients. Our ability to continue to service our clients in all the markets that we serve will depend on the quality of our products, services and the prices of our products.

Environment

Saputo's business and operations are subject to environmental laws and regulations. We believe that our operations are in compliance, in all material aspects, with such environmental laws and regulations, except as disclosed in our Annual Information Form dated June 1, 2006 for the fiscal year ended March 31, 2006. Any new environmental laws or regulations or more vigorous regulatory enforcement policies could have a material adverse effect on the financial position of Saputo and could require significant additional expenditures to achieve or maintain compliance.

Consumer Trends

Demand for our products is subject to changes in consumer trends. These changes may affect the Company's earnings. In order to constantly adapt to these changes, the Company innovates and develops new products.

Financial Risk Exposures

Saputo has financial risk exposure to varying degrees relating to the foreign currency of our United States and Argentinean operations. Approximately 30% and 4% of our sales are realized in the United States and Argentina, respectively. However, the cash flows from these operations act as a natural hedge against exchange risk. Cash flows from the United States also constitute a natural hedge against the exchange risk related to debt expressed in US dollars. As at March 31, 2006, Saputo's long-term debt was made up of the US senior notes only, which are at a fixed rate throughout their term.

Regulatory Considerations

The production and distribution of food products are subject to federal, state, provincial and local laws, rules, regulations and policies and to international trade agreements, all of which provide a framework for Saputo's operations. The impact of new laws and regulations, stricter enforcement or interpretations or changes to enacted laws and regulations will depend on our ability to adapt and comply. We are currently in compliance with all important government laws and regulations and maintain all important permits and licenses in connection with our operations.

Growth by Acquisitions

The Company intends to grow both organically and through acquisitions. Based on past experience, a significant portion of this growth will likely occur through acquisitions. The ability to properly evaluate the fair value of the businesses being acquired, to successfully integrate them into the Company's operations and realize the expected profit and returns are inherent risks related to acquisitions.

Tariff Protection

Dairy-producing industries are still partially protected from imports by tariff-rate quotas which permit a specific volume of imports at a reduced or zero tariff and impose significant tariffs for greater quantities of imports. There is no guarantee that political decisions or amendments to international trade agreements will not, at some point in the future, result in the removal of tariff protection in the dairy market, resulting in increased competition. Our performance will be dependent on our ability to continue to offer quality products at competitive prices.

CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer together with management, after evaluating the effectiveness of the Company's disclosure controls and procedures as of March 31, 2006, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been known to them.

SENSITIVITY ANALYSES OF INTEREST RATE AND THE US CURRENCY FLUCTUATIONS

The portion of the long-term debt covered by fixed interest rates equals 100%. The used portion of the bank credit facility is subject to interest rate fluctuations, and was not being protected as of March 31, 2006. A 1% change in the interest rate would lead to a change in net earnings of approximately $0.301 million, based on the $41.5 million in bank loans outstanding as of March 31, 2006.

Canadian-US currency fluctuations may affect earnings. Appreciation of the Canadian dollar compared to the US dollar would have a negative impact on earnings. Conversely, a decrease in the Canadian dollar would have a positive impact on earnings. During the fiscal year ended March 31, 2006, the average US dollar conversion was based on CND$1.00 for US$0.84. A fluctuation of CND$0.01 would have resulted in a change of approximately $0.18 million in net earnings, $1.03 million in EBITDA and $16.62 million in revenues.

MEASUREMENT OF RESULTS NOT IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company defines EBITDA as earnings before interest, income taxes, depreciation, amortization and devaluation. EBITDA is presented on a consistent basis from period to period.

We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation expense. We exclude depreciation expense because it largely depends on the accounting methods and assumptions a company uses, as well as on non-operating factors such as the historical cost of capital assets.

EBITDA is not a measurement of results that is defined in accordance with generally accepted accounting principles (GAAP) in Canada, nor is it intended to be regarded as an alternative to other financial operating performance measures. It is not intended to represent funds available for debt service, dividend payments, reinvestment or other discretionary uses, and should not be considered separately or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles in Canada. EBITDA is used by the Company because management believes it is a meaningful measure of performance. EBITDA is commonly used by the investment community to analyze the performance of companies in the industries in which the Company is active. The Company's definition of EBITDA may not be identical to similarly titled measures reported by other companies and consequently may not be comparable to similar measurements presented by other companies.

The most comparable Canadian GAAP financial measures is that of operating income. The tables below present the reconciliation of operating income to EBITDA on a consolidated basis.

Measurement of results not in accordance with generally accepted accounting principles

	2006				
	Dairy Products			Grocery	
(in thousands of dollars)	Canada and Other	United States	Total	Products	Total
Operating income	227,447	48,419	275,866	20,738	296,604
Depreciation of fixed assets	34,146	29,881	64,027	5,334	69,361
EBITDA	261,593	78,300	339,893	26,072	365,965

	2005				
	Dairy Products			Grocery	
(in thousands of dollars)	Canada and Other	United States	Total	Products	Total
Operating income	214,418	105,868	320,286	21,408	341,694
Depreciation of fixed assets	29,743	31,175	60,918	5,147	66,065
EBITDA	244,161	137,043	381,204	26,555	407,759



Jean-Chrisner Pierre-Louis, Packaging
ST. LEONARD, DAIRY PRODUCTS DIVISION (CANADA)

The 2005 and 2006 quarterly financial information has not been reviewed by an external auditor.

2006 Quarterly Financial Information – Consolidated Statement of Earnings

(in thousands of dollars, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Fiscal 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Statement of earnings data					
Revenues	$ 1,006,708	$ 1,030,785	$ 1,014,841	$ 969,876	$ 4,022,210
Cost of sales, selling and administration expenses	910,034	929,269	928,852	888,090	3,656,245
Earnings before interest, income taxes, depreciation, amortization and devaluation	96,674	101,516	85,989	81,786	365,965
Margin %	9.6%	9.8%	8.5%	8.4%	9.1%
Depreciation of fixed assets	17,904	17,659	17,412	16,386	69,361
Operating income	78,770	83,857	68,577	65,400	296,604
Devaluation of portfolio investment	-	-	-	10,000	10,000
Interest on long-term debt	6,344	6,158	5,953	6,019	24,474
Other interest	(1)	354	128	(1,125)	(644)
Earnings before income taxes	72,427	77,345	62,496	50,506	262,774
Income taxes	18,273	22,134	17,464	12,801	70,672
Net earnings	$ 54,154	$ 55,211	$ 45,032	$ 37,705	$ 192,102
Net margin %	5.4%	5.4%	4.4%	3.9%	4.8%
Per share					
Net earnings					
Basic	$ 0.52	$ 0.52	$ 0.43	$ 0.36	$ 1.83
Diluted	$ 0.51	$ 0.52	$ 0.43	$ 0.36	$ 1.82

2005 Quarterly Financial Information – Consolidated Statement of Earnings

(in thousands of dollars, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Fiscal 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Statement of earnings data					
Revenues	$ 1,018,900	$ 1,005,109	$ 942,235	$ 916,825	$ 3,883,069
Cost of sales, selling and administration expenses	911,882	904,209	845,711	813,508	3,475,310
Earnings before interest, income taxes, depreciation and amortization	107,018	100,900	96,524	103,317	407,759
Margin %	10.5%	10.0%	10.2%	11.3%	10.5%
Depreciation of fixed assets	17,043	16,689	16,138	16,195	66,065
Operating income	89,975	84,211	80,386	87,122	341,694
Interest on long-term debt	7,870	7,404	6,439	6,313	28,026
Other interest	467	426	170	1	1,064
Earnings before income taxes	81,638	76,381	73,777	80,808	312,604
Income taxes	23,348	20,513	15,507	21,091	80,459
Net earnings	$ 58,290	$ 55,868	$ 58,270	$ 59,717	$ 232,145
Net margin %	5.7%	5.6%	6.2%	6.5%	6.0%
Per share					
Net earnings					
Basic	$ 0.56	$ 0.54	$ 0.56	$ 0.57	$ 2.23
Diluted	$ 0.55	$ 0.53	$ 0.55	$ 0.57	$ 2.20

SUMMARY OF THE FOURTH QUARTER RESULTS ENDED MARCH 31, 2006

Revenues for the quarter ended March 31, 2006 amounted to $969.9 million, an increase of $53.1 million or 5.8% compared to the $916.8 million for the same quarter last fiscal year. The increase is attributed mostly to our Canadian and Other Dairy Products Sector, whose revenues increased by approximately $76 million compared to the corresponding period last fiscal year. Higher selling prices and sales volumes in all divisions within the sector, as well as the inclusion of Fromage Côté, acquired on April 18, 2005, were responsible for the revenue increase. Revenues from our US Dairy Products Sector decreased by approximately $27 million compared to the same quarter last fiscal year. The combination of a lower average block market per pound of cheese and the appreciation of the Canadian dollar reduced revenues by approximately $53 million. These negative factors offset increased revenues of approximately $26 million as a result of a 7.5% increase in sales volume compared to the same quarter last fiscal year. Revenues from our Grocery Products Sector increased by about $5 million compared to the same quarter last year, due mostly to new business generated by the Bakery Division.

Earnings before interest, income taxes, depreciation, amortization, and devaluation totalled $81.8 million for the quarter ended March 31, 2006, a decrease of $21.5 million from the quarter ended March 31, 2005. The decrease is mainly attributed to our US Dairy Products Sector, whose EBITDA decreased by approximately $18 million compared to the same quarter last fiscal year. The factors behind this decrease were a lower average block market per pound of cheese, a less favourable relationship between the average block market per pound of cheese and the cost of milk as raw material, the continued increase in energy costs, and rationalization costs of $2.5 million incurred in the fourth quarter of fiscal 2006 for the closure of our plant in Whitehall, Pennsylvania. EBITDA of our Canadian and Other Dairy Products Sector decreased by approximately $5 million in the fourth quarter of fiscal 2006 compared to the corresponding quarter last fiscal year. This decrease is due to rationalization costs of $1.0 million incurred in the fourth quarter of fiscal 2006 for the closure of our plant in Harrowsmith, Ontario, and the negative effects of changes in the export tax on our Argentinean operations. A decrease in our Canadian cheese production, consistent with the goal of reducing our inventory levels, also negatively affected our EBITDA in the fourth quarter of fiscal 2006. These factors offset additional EBITDA derived from improved operational efficiencies and the inclusion of Fromage Côté, acquired on April 18, 2005. Included in the EBITDA of fiscal 2005 for our Canadian and Other Dairy Products Sector was a gain on sale of assets held for sale in the amount of $2.6 million. The EBITDA of our Grocery Products Sector increased by approximately $1 million to $7.1 million for the fourth quarter of fiscal 2006 compared to the same quarter last fiscal year. The increase is due to better margins achieved on our existing sales, additional EBITDA generated by overall higher sales volume, and improved efficiencies in comparison to the corresponding quarter last year. These positive factors offset approximately $0.7 million of additional costs relating to the pension plan and approximately $1.3 million of increased marketing expenditures in comparison to the same quarter last fiscal year.

Depreciation expense increased by $0.2 million to $16.4 million in the fourth quarter of fiscal 2006 compared to the same quarter in fiscal 2005. Interest expense decreased to $4.9 million compared to $6.3 million for the corresponding period last year, as a result of long-term debt payment made in fiscal 2005 and interest revenue derived from excess cash on hand in the fourth quarter of fiscal 2006. The effective tax rate for the current quarter was 25.3% compared to 26.1% for the same quarter last year. For the quarter ended March 31, 2006, the Company recorded tax benefits resulting from tax losses available from our Argentinean operations of approximately $4 million. Offsetting this benefit was a tax charge of approximately $2 million to adjust future tax balances due to an increase in provincial tax rates. During the quarter, the Company added approximately $34 million in fixed assets and received proceeds of $2.5 million from the sale of some fixed assets. During the quarter, the Company wrote down its portfolio investment by $10.0 million following an evaluation of its fair value. The Company also reduced the portfolio investment during the current quarter by $1.0 million, the amount of dividends received from the investment. The Company issued shares for a cash consideration of $1.3 million as part of the Stock Option Plan, paid out $18.7 million in dividends to its shareholders, and purchased $8.2 million of share capital in accordance with the share purchase program through the normal course issuer bid. For the same period, the Company generated cash flows of $59.5 million, a decrease from the $71.0 million generated for the corresponding period last fiscal year, due essentially to the payment of income taxes of approximately $55 million. Net earnings amounted to $37.7 million for the quarter ended March 31, 2006, a decrease of $22.0 million compared to the same quarter last fiscal year.

QUARTERLY FINANCIAL INFORMATION

During fiscal 2006, certain specific circumstances affected the quarterly changes in revenues and earnings before interest, income taxes, depreciation and amortization compared to fiscal 2005.

Throughout all four quarters in fiscal 2006, the average block market per pound of cheese was lower compared to all four quarters in fiscal 2005. Likewise, the relationship between the average block market per pound of cheese and the cost of milk as raw material was unfavourable in all four quarters. The Canadian dollar was also stronger during all four quarters of fiscal 2006, eroding both revenues and EBITDA. The results of fiscal 2006 included the operations of Fromage Côté and Schneider Cheese, Inc. acquired during the first quarter of fiscal 2006. Our Argentinean activities were negatively affected by changes in the export tax during the last three quarters of the current fiscal year. Our Grocery Products Sector incurred additional pension costs of approximately $0.5 million per quarter in fiscal 2006 compared to fiscal 2005. The Bakery Division also incurred additional marketing expenditures in all four quarters compared to last fiscal year. Finally, the results of the fourth quarter of fiscal 2005 included a gain on the sale of assets held for sale in the amount of $2.6 million. All divisions were affected by increased energy, packaging, ingredient and labour costs throughout fiscal 2006. Quarterly earnings directly reflect the effects of the previously mentioned items.

In the fourth quarter of fiscal 2006, the Company wrote down the value of its portfolio investment by $10.0 million. In addition, a dividend of $1.0 million received during fiscal 2006 was accounted for as a reduction of the cost of the investment. These actions were deemed necessary following an evaluation of the fair value of the investment. The evaluation concluded that the fair value of the investment was below the carrying value on the balance sheet, indicative of a permanent impairment. The write-down had an after-tax effect of approximately $8 million.

ANALYSIS OF EARNINGS FOR THE YEAR ENDED MARCH 31, 2005 COMPARED TO MARCH 31, 2004

Saputo's **consolidated revenues** in fiscal 2005 totalled $3.883 billion, an increase of $313.0 million or 8.8% compared to $3.570 billion posted in fiscal 2004. The increase was attributed to our Dairy Products Division (Canada), as a result of increased sales volumes and higher selling prices, along with the inclusion of a full year of activity from our Dairy Products Division (Argentina) compared to only 18 weeks in fiscal 2004. These two factors contributed approximately $254 million of additional revenues in fiscal 2005. Our US Dairy Products Sector benefited in fiscal 2005 from a US$0.28 higher average block market per pound of cheese, increasing revenues by approximately $148 million compared to fiscal 2004. However, the appreciation of the Canadian dollar in fiscal 2005 eroded about $70 million in revenues. Furthermore, a 3% decrease in sales volumes in our US Dairy Products Sector negatively affected revenues in fiscal 2005. The Grocery Products Sector revenues for fiscal 2005 were approximately $9 million or 5.1% lower compared to fiscal 2004.

Consolidated earnings before interest, income taxes, depreciation and amortization (EBITDA) in fiscal 2005 amounted to $407.8 million, an increase of $4.5 million compared to $403.3 million fiscal 2004. The increase was attributed to our Canadian and Other Dairy Products Sector. Increased sales volumes in fiscal 2005 and the benefit of the rationalization activities undertaken in fiscal 2004 from our Dairy Products Division (Canada), combined with the benefit from a full year of results from our Dairy Products Division (Argentina), contributed approximately $34 million in additional EBITDA. Our US Dairy Products Sector EBITDA decreased by approximately $24 million in fiscal 2005 compared to fiscal 2004. The overall average block market per pound of cheese of US$1.67 in fiscal 2005 was higher compared to US$1.39 in fiscal 2004. This benefited EBITDA in fiscal 2005 by providing a better basis of absorption for our fixed costs, while a less favourable relationship between the average block market per pound of cheese and the cost of milk as raw material was observed in fiscal 2005 compared to fiscal 2004. With regards to inventories, we started fiscal 2005 with a block market per pound of cheese at US$2.09 and ended the year at US$1.62, causing an unfavourable impact on the realization of inventories. These combined factors had a negative impact in fiscal 2005 of $29.7 million on EBITDA. The appreciation of the Canadian dollar also eroded approximately $8 million of EBITDA in fiscal 2005. These factors offset an increase of approximately $12 million in our US Dairy Products Sector's EBITDA for fiscal 2005 generated by continued improvements in our manufacturing processes, price increases implemented on fixed-price items and better product mix within the retail segment. EBITDA for our Grocery Products Sector decreased by $5.9 million in fiscal 2005 caused by the reduced revenues, additional pension charges as well as increased ingredient and labour costs.

Patrick Bilodeau, Moulding
ST-RAYMOND,
DAIRY PRODUCTS DIVISION (CANADA)



Cindy Pecha, String Cheese Manufacturing
LENA, CHEESE DIVISION (USA)



The EBITDA margin decreased from 11.3% in fiscal 2004 to 10.5% in fiscal 2005, mainly as a result of reduced margins in our US Dairy Products Sector. The US Dairy Products Sector was affected negatively in terms of the relationship between the average block market per pound of cheese and the cost of milk as raw material, which decreased by US$0.063 per pound of cheese in fiscal 2005 compared to fiscal 2004.

Depreciation expense in fiscal 2005 totalled $66.1 million, stable compared to $66.0 million for fiscal 2004. The increase attributed to the inclusion of a full year depreciation from our Argentinean operations in fiscal 2005 was offset by a decrease in our Cheese Division (USA) depreciation caused by the appreciation of the Canadian dollar in fiscal 2005 compared to fiscal 2004.

Net interest expense decreased to $29.1 million in fiscal 2005 from $36.0 million in fiscal 2004. The reduction is attributed to the decrease in interest on long-term debt following repayments made. The appreciation of the Canadian dollar in fiscal 2005 also reduced the interest expense on our US dollar debt.

Income taxes totalled $80.5 million in fiscal 2005 for an effective tax rate of 25.7% compared to 29.5% in fiscal 2004. The following two factors explain the change in the effective tax rate. Firstly, a greater portion of our taxable earnings in fiscal 2005 was generated in Canada, which is subject to lower tax rates than the United States. Secondly, the Company benefited in fiscal 2005 from a one-time tax reduction to adjust future tax balances, due to a reduction in US tax rates, thus reducing income taxes by $3.5 million.

For the year ended March 31, 2005, **net earnings** amounted to $232.1 million, a 9.3% increase over $212.4 million in fiscal 2004. The appreciation of the Canadian dollar eroded net earnings in fiscal 2005 by approximately $3 million, while the one-time tax adjustment added $3.5 million to net earnings. Excluding these two factors, net earnings in fiscal 2005 would have risen by 9% compared to fiscal 2004.



Ramón Garcia, Quality Assurance
TIO PUJIO, DAIRY PRODUCTS DIVISION (ARGENTINA)

OUTLOOK[6]

As we enter fiscal 2007, our vision and outlook for growth are aligned. We are confident that the Company is very well positioned to pursue its development. Each of our divisions has set precise objectives specific to their own markets and is committed to deploying every effort necessary to reach them.

Our main objectives remain to create value and become a world-class dairy processor. To reach these goals, we will focus on growth by acquisitions, the improvement of our operational efficiency and on innovation.

In the past years, we have made several acquisitions, large and small, all of which had an important impact on our development. During the current fiscal year, we completed two acquisitions, one in Canada and one in the United States. By making an acquisition in Germany in April 2006, we established an initial presence outside of the Americas which will enable us to complement our current activities and enable us to pursue our international expansion. Without a doubt, our growth will be fuelled by further acquisitions. We will continue to be proactive and devote every effort to find the right opportunities.

Aside from acquisitions, we believe in increasing net earnings by constantly improving the way we operate. We will thus continue to outdo ourselves by seeking even greater operational efficiency and by pursuing innovation. Organic growth is absolutely essential since it enables us to focus on the controllable aspects of our production and thus mitigate the impacts of adverse market conditions.

Our outlook for fiscal 2007 is very positive. Obviously, as is always the case, there are some circumstances over which we have no control and that could have an impact on our results. However, we are convinced that the Company is well positioned to foil adverse market conditions and continue its growth. We are focused on returning to past profitability levels.

Our financial position remains excellent and provides us with considerable flexibility to ensure our future development. Our balance sheet is sound with $2.254 billion in assets and an interest bearing debt ratio at 0.17 of shareholder's equity. Current contractual commitments on bank loans and the US senior notes would enable us, if new debts were contracted, to add almost $1.5 billion in additional debt for acquisitions.

[6] Reference is made to section entitled "Caution regarding forward-looking statements".

MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the preparation and presentation of the consolidated financial statements and the financial information presented in this annual report. This responsibility includes the selection of accounting policies and practices and making judgments and estimates necessary to prepare the consolidated financial statements in accordance with generally accepted accounting principles.

Management has also prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with the consolidated financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that assets are safeguarded and that relevant and reliable financial information is being produced.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee, which is comprised solely of independent directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues. It also reviews the annual report, the consolidated financial statements and the external auditors' report. The Audit Committee recommends the external auditors for appointment by the shareholders. The external auditors have unrestricted access to the Audit Committee. The consolidated financial statements have been audited by the external auditors Deloitte & Touche LLP, whose report follows.

Lino Saputo, Jr.
President and
Chief Executive Officer

Louis-Philippe Carrière, CA
Executive Vice President,
Finance and Administration,
and Secretary

AUDITORS' REPORT TO THE SHAREHOLDERS OF SAPUTO INC.

We have audited the consolidated balance sheets of Saputo Inc. as at March 31, 2006 and 2005 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants
Montreal, Québec
May 26, 2006

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended March 31 (in thousands of dollars, except per share amounts)	2006	2005
Revenues	$ 4,022,210	$ 3,883,069
Cost of sales, selling and administrative expenses	3,656,245	3,475,310
Earnings before interest, depreciation, income taxes and devaluation	365,965	407,759
Depreciation of fixed assets (Note 3)	69,361	66,065
Operating income	296,604	341,694
Devaluation of portfolio investment (Note 2)	10,000	-
Interest on long-term debt	24,474	28,026
Other interest, net (Note 11)	(644)	1,064
Earnings before income taxes	262,774	312,604
Income taxes (Note 12)	70,672	80,459
Net earnings	$ 192,102	$ 232,145
Earnings per share (Note 13)		
Net earnings		
Basic	$ 1.83	$ 2.23
Diluted	$ 1.82	$ 2.20

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended March 31 (in thousands of dollars)	2006	2005
Retained earnings, beginning of year	$ 884,054	$ 711,371
Net earnings	192,102	232,145
Dividends	(72,215)	(59,462)
Excess of purchase price of share capital over carrying value (Note 9)	(32,810)	-
Retained earnings, end of year	$ 971,131	$ 884,054

CONSOLIDATED BALANCE SHEETS

As at March 31

(in thousands of dollars)	2006	2005
ASSETS		
Current assets		
Cash and cash equivalents	$ 91,533	$ 41,477
Receivables	302,112	299,828
Inventories	453,414	452,814
Income taxes	6,736	14,381
Future income taxes	12,098	10,711
Prepaid expenses and other assets	25,979	16,795
	891,872	836,006
Portfolio investment (Note 2)	42,991	53,991
Fixed assets (Note 3)	674,695	648,584
Goodwill (Note 4)	544,472	507,200
Trademarks (Note 4)	30,589	24,054
Other assets (Note 5)	67,664	53,437
Future income taxes	1,650	9,800
	$ 2,253,933	$ 2,133,072
LIABILITIES		
Current liabilities		
Bank loans (Note 6)	$ 41,541	$ 15,083
Accounts payable and accrued liabilities	318,239	291,197
Income taxes	73,087	67,438
Future income taxes	369	9,653
Current portion of long-term debt (Note 7)	35,013	-
	468,249	383,371
Long-term debt (Note 7)	256,833	302,521
Other liabilities (Note 8)	16,623	19,139
Future income taxes	109,685	112,191
	851,390	817,222
SHAREHOLDERS' EQUITY		
Share capital (Note 9)	494,250	483,896
Contributed surplus (Note 10)	14,428	8,095
Retained earnings	971,131	884,054
Foreign currency translation adjustment	(77,266)	(60,195)
	1,402,543	1,315,850
	$ 2,253,933	$ 2,133,072

On behalf of the Board

Lino Saputo, Director

Louis A. Tanguay, Director

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31 (in thousands of dollars)	2006	2005
Cash flows related to the following activities:		
Operating		
Net earnings	$ 192,102	$ 232,145
Items not affecting cash		
Stock based compensation	8,196	4,774
Depreciation of fixed assets	69,361	66,065
Gain on disposal of fixed assets	(1,676)	(2,576)
Devaluation of portfolio investment	10,000	-
Future income taxes	(2,438)	4,860
Funding of employee plans in excess of costs	(10,134)	(6,155)
	265,411	299,113
Changes in non-cash operating working capital items	34,156	(30,437)
	299,567	268,676
Investing		
Business acquisitions (Note 14)	(86,338)	-
Portfolio investment	1,000	-
Additions to fixed assets	(96,152)	(81,786)
Proceeds on disposal of fixed assets	3,284	5,441
Other assets	(6,072)	973
	(184,278)	(75,372)
Financing		
Bank loans	28,081	(68,844)
Repayment of long-term debt	-	(43,965)
Issuance of share capital	13,689	13,544
Repurchase of share capital	(38,008)	-
Dividends	(72,215)	(59,462)
	(68,453)	(158,727)
Increase in cash and cash equivalents	46,836	34,577
Effect of exchange rate changes on cash and cash equivalents	3,220	(974)
Cash and cash equivalents, beginning of year	41,477	7,874
Cash and cash equivalents, end of year	$ 91,533	$ 41,477
Supplemental information		
Interest paid	$ 24,689	$ 27,565
Income taxes paid	$ 57,460	$ 37,896

1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with generally accepted accounting principles used in Canada and include the following significant accounting policies:

Use of estimates

In the course of the preparation of financial statements in conformity with generally accepted accounting principles, management must make estimates such as the useful life and depreciation of fixed assets, the valuation of goodwill, portfolio investments, trademarks and future income taxes and certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefits obligation and pension plan assets, and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses for the period. Actual results could differ from these estimates.

Consolidated financial statements

Investments over which the Company has effective control are consolidated. The interest in a joint venture, that is jointly controlled is accounted for by the proportionate consolidation method. The operating results of acquired businesses, from their respective acquisition dates, are included in the consolidated statements of earnings.

Cash and cash equivalents

Cash and cash equivalents consists primarily of unrestricted cash and short-term investments having an initial maturity of three months or less at the time of acquisition.

Inventories

Finished goods and goods in process are valued at the lower of average cost and net realizable value. Raw materials are valued at the lower of cost and replacement value, cost being determined under the first-in, first-out method.

Income taxes

The Company follows the liability method of income tax allocation. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted or substantially enacted tax rates that will be in effect when the differences are expected to reverse. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax asset will be realized.

Fixed assets

Fixed assets are stated at cost and are depreciated using the straight-line method over their estimated useful lives or by using the following methods:

Buildings	20 years to 40 years
Furniture, machinery and equipment	3 years to 15 years
Rolling stock	5 years to 10 years or based on kilometers traveled

Assets held for sale are recorded at the lower of cost or net realizable value less costs to dispose, and no depreciation is recorded.

Impairment of long-lived assets

In the event indications exist that the carrying amount of long-lived assets may not be recoverable, undiscounted estimated cash flows are projected over their remaining term, and compared to the carrying amount. To the extent such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related assets, a charge is recorded to reduce the carrying amount to equal projected future discounted cash flows.

Goodwill, trademarks, and business combinations

Goodwill and trademarks are not amortized; however they are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The carrying values of goodwill and trademarks are compared with their respective fair values, and an impairment loss is recognized for the excess, if any. The Company accounts for its business combinations using the purchase method of accounting. Under this method, the Company allocates the purchase price to tangible and intangible assets acquired and liabilities assumed based on estimated fair values at the date of acquisition, with the excess of the purchase price amount being allocated to goodwill.

Employee future benefits

The cost of pension and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on services and using estimates of expected return on plan assets, rates of compensation increase, retirement ages of employees and expected health care costs and other post-retirement benefits. Current service costs are expensed in the year. In accordance with generally accepted accounting principles, past service costs and the excess of the net actuarial gains or losses related to defined benefit pension plans over 10% of the greater of the benefit obligation or fair value of plan assets are amortized over the expected average remaining service period of active employees entitled to receive benefits under the plans. The Company uses five-year asset smoothing to determine the defined benefit pension costs. On January 1, 2000, the Company prospectively adopted the new employees future benefit accounting standards. It amortizes on a straight-line basis the transitional obligation over the expected average remaining service life of the employee groups for each of the plans at January 1, 2000. In the case where a plan restructuring entails both a plan curtailment and settlement of obligations from the plan, the curtailment is recorded before the settlement.

Revenue recognition

The Company recognizes revenue upon shipment of goods when the title and risk of loss are transferred to customers, price is determinable, and collection is reasonably assured. Revenues are recorded net of sales incentives including volume rebates, shelving or slotting fees, and coop advertising rebates.

Foreign currency translation

The balance sheet accounts of the self-sustaining companies operating in the United States and Argentina are translated into Canadian dollars using the exchange rates at the balance sheet dates. Statement of earnings accounts are translated into Canadian dollars using the average monthly exchange rates in effect during the fiscal years. The foreign currency translation adjustment account presented in shareholders' equity represents accumulated foreign currency gains or losses on the Company's net investments in self-sustaining companies operating in the United States and Argentina. The change in the foreign currency translation account during the year ended March 31, 2006 principally resulted from the increase in value of the Canadian dollar as compared to the US dollar.

Foreign currency accounts of the Company and its subsidiaries are translated using the exchange rates at the end of the year for monetary assets and liabilities and the prevailing exchange rates at the time of transactions for income and expenses. Gains or losses resulting from this translation are included in the statement of earnings.

	2006	2005
Foreign currency gain	$ 633	$ 562

Stock based compensation

The fair value based method of accounting is used to expense stock based compensation awards. This method consists of recording compensation cost to earnings over the vesting period of options granted. When stock options are exercised, any consideration paid by employees and the related compensation expense recorded as contributed surplus are credited to share capital.

Earnings per share

Basic earnings per share are based on the weighted-average number of shares outstanding during the year. The dilutive effect of stock options is determined using the treasury stock method.

New accounting policies

Effective April 1, 2004, the Company adopted the following new recommendations of the CICA regarding "Asset retirement obligation", which requires the recognition of liabilities for legal obligations, whether they are of a legal, prescribed, contractual or other nature, and normally when these obligations arise; "Hedging relationships", which specifies the circumstances in which hedge accounting is appropriate, and examines in particular the identification, documentation, designation and effectiveness of hedging relationships for the purpose of hedge accounting, as well as the discontinuance of hedge accounting; and "Employee future benefits", which expands the disclosure requirements in both annual and interim financial statements. These new recommendations had no significant impact on the Company's consolidated financial statements.

Effective July 1, 2004, the Company adopted the following new recommendation of the CICA regarding "Accounting by a Customer for Certain Consideration Received from a Vendor", which provides guidance on how a customer of a vendor's products should account for a cash consideration received from a vendor. This new recommendation had no significant impact on the Company's consolidated financial statements.

Effective January 1, 2005, the Company adopted the following new recommendation of the CICA regarding "Consolidation of Variable Interest Entities", which requires enterprises to identify variable interest entities in which they have an interest, to determine if they are the primary beneficiary of such entities, and, if so, to consolidate them. This new recommendation had no impact on the Company's consolidated financial statements.

Effective April 1, 2005, the Company adopted the following new recommendation of the CICA regarding "Non-Monetary Transactions", which establishes standards for the measurement and disclosure of non-monetary transactions. It defines when an exchange of assets is measured at the fair value and when an exchange of assets is measured at carrying amount. This new recommendation had no impact on the Company's consolidated financial statements.

2. PORTFOLIO INVESTMENT

	2006	2005
21% share capital interest in Dare Holdings Ltd.	$ 42,991	$ 53,991

The portfolio investment is recorded at cost less the excess of dividends received over the Company's share in accumulated earnings. The dividend of $1,000,000 received during fiscal 2006 was accounted for as a reduction of the cost of the investment. No dividends were received during fiscal 2005.

In addition, the Company wrote down the investment by $10,000,000 during the year due to a permanent impairment, resulting from the fair value being below the carrying value.

3. FIXED ASSETS

	2006			2005		
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Land	$ 27,084	$ -	$ 27,084	$ 27,872	$ -	$ 27,872
Buildings	249,980	57,799	192,181	246,887	53,657	193,230
Furniture, machinery and equipment	777,635	335,428	442,207	707,965	290,014	417,951
Rolling stock	12,314	6,323	5,991	11,817	5,378	6,439
Held for sale	7,232	-	7,232	3,092	-	3,092
	$ 1,074,245	$ 399,550	$ 674,695	$ 997,633	$ 349,049	$ 648,584

During the year, a gain on sale of fixed assets held for sale totalling $1,676,000 ($2,576,000 in 2005) was recorded in cost of sales, selling and administrative expenses. These assets relate to the activities of the Canadian dairy products sector.

During the year, a $5,750,000 ($6,000,000 in 2005) write-down to fair value of certain buildings and machinery and equipment was recorded. This charge is included in depreciation of fixed assets.

3. FIXED ASSETS (cont'd)

Fixed assets held for sale represent mainly machinery, equipment and buildings of the Canadian and US dairy products sector that will be disposed of as a result of certain plant closures.

The net book value of fixed assets under construction, that are not being amortized, amounts to $41,465,000 as at March 31, 2006 ($47,921,000 as at March 31, 2005) and consists mainly of machinery and equipment.

4. GOODWILL AND TRADEMARKS

	2006			2005		
	Dairy products sector	Grocery products sector	Total	Dairy products sector	Grocery products sector	Total
Goodwill						
Balance, beginning of year	$ 342,687	$ 164,513	$ 507,200	$ 360,343	$ 164,513	$ 524,856
Foreign currency translation adjustment	(9,032)	-	(9,032)	(17,656)	-	(17,656)
Business acquisitions (Note 14)	46,304	-	46,304	-	-	-
Balance, end of year	$ 379,959	$ 164,513	$ 544,472	$ 342,687	$ 164,513	$ 507,200
Trademarks						
Balance, beginning of year	$ 24,054	$ -	$ 24,054	$ 26,076	$ -	$ 26,076
Foreign currency translation adjustment	(845)	-	(845)	(2,022)	-	(2,022)
Business acquisitions (Note 14)	7,380	-	7,380	-	-	-
Balance, end of year	$ 30,589	$ -	$ 30,589	$ 24,054	$ -	$ 24,054

5. OTHER ASSETS

	2006	2005
Net accrued pension plan asset (Note 15)	$ 50,606	$ 45,505
Taxes receivable	9,370	-
Other	7,688	7,932
	$ 67,664	$ 53,437

6. BANK LOANS

The Company has available short-term bank credit facilities providing for bank loans up to a maximum of approximately $325,000,000. The North American bank loans are available mainly in US dollars or the equivalent in other currencies and bear interest at rates based on lenders' prime rates plus a maximum of 0.25% or LIBOR or bankers' acceptances rate plus 0.50% up to a maximum of 1.125%, depending on the interest-bearing debt to the earnings before interest, depreciation and amortization and income taxes ratio of the Company. Part of the total short-term bank credit facilities is available for the Argentina business and bear interest at local market rates.

7. LONG-TERM DEBT

	2006	2005
Senior notes		
7.97%, due in November 2006 (US$30,000,000)	$ 35,013	$ 36,288
8.12%, due in November 2009 (US$170,000,000)	198,407	205,632
8.41%, due in November 2014 (US$50,000,000)	58,355	60,480
Other loans, repayable up to 2008	71	121
	291,846	302,521
Current portion	35,013	-
	$ 256,833	$ 302,521

7. LONG-TERM DEBT (cont'd)

Estimated principal payments required in future years are as follows:

2007	$ 35,013
2008	71
2009	-
2010	198,407
2011	-
2012 and subsequent years	58,355
	$ 291,846

8. OTHER LIABILITIES

	2006	2005
Employee future benefits (Note 15)	$ 9,101	$ 14,383
Other	7,522	4,756
	$ 16,623	$ 19,139

9. SHARE CAPITAL

Authorized

The authorized share capital of the Company consists of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares may be issued in one or more series, the terms and privileges of each series to be determined at the time of their creation.

	2006	2005
Issued		
104,114,555 common shares (104,527,282 in 2005)	$ 494,250	$ 483,896

682,173 common shares (749,552 in 2005) for an amount of $13,689,000 ($13,544,000 in 2005) were issued during the year ended March 31, 2006 pursuant to the share option plan. For share options granted since April 1, 2002, the amount previously accounted for as an increase to contributed surplus was also transferred to share capital upon the exercise of options. For the year ended March 31, 2006, the amount transferred from contributed surplus was $1,863,000 ($1,090,000 in 2005).

Pursuant to the normal course issuer bid, which began on November 11, 2005, the Company may purchase for cancellation up to 5,256,369 common shares until November 10, 2006. During the year ended March 31, 2006, the Company purchased 1,094,900 common shares at prices ranging from $32.39 to $35.94 per share. The excess of the purchase price over the carrying value of the shares in the amount of $32,810,000 was charged to retained earnings.

Share option plan

The Company established a share option plan to allow for the purchase of common shares by key employees, officers and directors of the Company. The total number of common shares which may be issued pursuant to this plan cannot exceed 14,000,000 common shares. Options may be exercised at a price equal to the closing quoted value of the shares on the day preceding the grant date. The options vest at 20% per year and expire ten years from the grant date.

Options issued and outstanding as at the year-ends are as follows:

		2006			2005		
Granting period	Exercise price	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price	
1998	$8.50	62,226	$	8.50	77,420	$	8.50
1999	from $16.13 to $18.75	95,236	$	18.33	160,602	$	18.34
2000	$19.70	179,238	$	19.70	272,403	$	19.70
2001	$13.50	410,797	$	13.50	582,608	$	13.50
2002	from $19.00 to $23.00	685,335	$	19.10	814,073	$	19.09
2003	$30.35	701,465	$	30.35	815,518	$	30.35
2004	$22.50	1,012,030	$	22.50	1,174,625	$	22.50
2005	$33.05	831,135	$	33.05	900,666	$	33.05
2006	$36.15	901,781	$	36.15	-	$	-
		4,879,243	$	26.35	4,797,915	$	23.62
Options exercisable at end of year		2,077,799	$	21.28	1,778,646	$	19.71

Changes in the number of options are as follows:

	2006			2005		
	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price	
Balance at beginning of year	4,797,915	$	23.62	4,745,580	$	20.96
Options granted	914,952	$	36.15	984,055	$	33.05
Options exercised	(682,173)	$	20.07	(749,552)	$	18.07
Options cancelled	(151,451)	$	27.37	(182,168)	$	28.01
Balance at end of year	4,879,243	$	26.35	4,797,915	$	23.62

The fair value of share purchase options granted was estimated at $10.21 per option ($9.86 in 2005), using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Risk-free interest rate:	4.0%	3.5%
Expected life of options:	5 years	6 1/2 years
Volatility:	31%	28%
Dividend rate:	2.0%	1.8%

The exercise price of these options is $36.15 ($33.05 in 2005), which corresponds to the closing quoted value of the shares on the day preceding the grant date.

A compensation expense of $8,196,000 ($7,455,000 after income taxes) relating to stock options was recorded in the statement of earnings for the year ended March 31, 2006 and $4,774,000 ($4,173,000 after income taxes) was recorded for the year ended March 31, 2005.

The effect of this expense on basic and diluted earnings per share was $0.07 for the year ended March 31, 2006, and $0.04 for the year ended March 31, 2005.

Options to purchase 1,141,225 common shares at a price of $32.70 were also granted on April 1, 2006.

9. SHARE CAPITAL (cont'd)

Deferred share units plan for directors

Effective April 1, 2004, all eligible directors of the company were allocated a fixed amount of deferred share units which were granted on a quarterly basis in accordance with the deferred share units plan. The directors have a choice to receive either cash or deferred units for their compensation. The number of units issued to each director is based on the market value of the Company's common shares at each grant date. As directors cease their functions with the Company, a cash payment equal to the market value of the accumulated deferred share units will be disbursed. The liability relating to these units is adjusted by taking the number of units outstanding of 27,904 in 2006 (11,213 in 2005) multiplied by the market value of common shares at the Company's year-end. The variation of the liability is recorded as an expense by the Company. During the year ended March 31, 2006, the expense recorded for the deferred share units was $540,000 ($488,000 in 2005).

10. CONTRIBUTED SURPLUS

	2006	2005
Contributed surplus, beginning of year	$ 8,095	$ 4,411
Stock based compensation	8,196	4,774
Amount transferred to share capital	(1,863)	(1,090)
Contributed surplus, end of year	$ 14,428	$ 8,095

11. OTHER INTEREST

	2006	2005
Expense	$ 2,174	$ 1,568
Income	(2,818)	(504)
	$ (644)	$ 1,064

12. INCOME TAXES

The provision for income taxes is comprised of the following:

	2006	2005
Current income taxes	$ 73,110	$ 75,599
Future income taxes	(2,438)	4,860
	$ 70,672	$ 80,459

Reconciliation of income taxes, calculated using statutory Canadian income tax rates, to the income tax provision presented in the statement of earnings:

	2006	2005
Income taxes, calculated using Canadian statutory income tax rates	$ 82,569	$ 97,212
Adjustments resulting from the following:		
Manufacturing and processing credit	-	(1,453)
Effect of tax rates of American subsidiaries	108	4,593
Changes in tax laws and rates	1,448	(3,816)
Utilization of tax benefit not previously recognized	-	(2,381)
Benefit arising from investment in subsidiaries	(8,901)	(9,118)
Other	(4,552)	(4,578)
Provision for income taxes	$ 70,672	$ 80,459

12. INCOME TAXES (cont'd)

The tax effects of temporary differences that give rise to significant portions of the future tax asset and liability are as follows:

	2006	2005
Future income tax asset		
Accounts payable and accrued liabilities	$ 5,872	$ 5,088
Income tax losses	12,839	5,639
Portfolio investment	1,832	-
Other	4,699	3,634
	$ 25,242	$ 14,361
Future income tax liability		
Inventories	$ 875	$ 7,350
Fixed assets	89,627	84,027
Net assets of pension plans	14,333	4,979
Other assets	3,273	1,463
Portfolio investment	-	6,225
Long-term debt	13,440	11,650
	$ 121,548	$ 115,694
Classified in the financial statements as:		
Current future income tax asset	$ 12,098	$ 10,711
Long-term future income tax asset	1,650	9,800
Current future income tax liability	(369)	(9,653)
Long-term future income tax liability	(109,685)	(112,191)
Net future income tax liability	$ (96,306)	$ (101,333)

Potential tax benefits

As of March 31, 2006, in addition to the income tax losses recorded, the Company has income tax losses of approximately $40,423,000 ($60,857,000 in 2005) which may be used to reduce future years' taxable income of its subsidiaries in Argentina. These losses expire as follows:

2008	$31,420,000
2009	$ 7,515,000
2010	$ 836,000
2011	$ 652,000

13. EARNINGS PER SHARE

	2006	2005
Net earnings	$ 192,102	$ 232,145
Weighted average number of common shares outstanding	104,698,601	104,257,660
Dilutive options	813,052	1,441,040
Dilutive number of common shares outstanding	105,511,653	105,698,700
Basic earnings per share	$ 1.83	$ 2.23
Diluted earnings per share	$ 1.82	$ 2.20

When calculating dilutive earnings per share, 901,781 options (nil in 2005) were excluded from the calculation because their exercise price is higher than the average market value.

Shares purchased during the year, under the normal course issuer bid, were excluded from the calculation of earnings per share as of the date of purchase.

14. BUSINESS ACQUISITIONS

On April 18, 2005, the Company acquired the activities of Fromage Coté S.A. and Distributions Kingsey Inc. (a cheese manufacturer operating in Canada) for a cash consideration of $53,421,000. The fair values attributed to the assets acquired were $11,040,000 to working capital, $11,375,000 to fixed assets, $23,626,000 to goodwill, and $7,380,000 to trademarks.

On May 27, 2005, the Company acquired the activities of Schneider Cheese, Inc. (a cheese manufacturer operating in the United States) for a cash consideration of $32,917,000. The fair values attributed to the assets acquired were $4,718,000 to working capital, $5,521,000 to fixed assets and $22,678,000 to goodwill.

15. EMPLOYEE PENSION AND OTHER BENEFIT PLANS

The Company provides defined benefit and defined contribution pension plans as well as other benefit plans such as health insurance, life insurance and dental plans to eligible employees and retired employees.

Under the terms of the defined benefit pension plans, pensions are based on years of service and the average salary of the last employment years or the career salary. Contributions are paid by employees and contributions by the Company are based on recommendations from independent actuaries. Actuarial valuations were performed in December 2002 and 2003. The measurement date of pension plan assets and liabilities is December 31. Certain pension plans had a valuation performed on December 31, 2005, of which the results have not been finalized, while the next valuation for other pension plans is scheduled for December 2006 and December 2007.

The defined contribution pension plans entitle participating employees to an annual contribution giving right to a pension.

Plan assets are principally comprised of shares of Canadian and foreign companies, mutual funds and fixed income investments.

Financial position of the plans

	2006		2005	
	Defined benefit pension plans	Other benefit plans	Defined benefit pension plans	Other benefit plans
Changes in accrued benefits obligation				
Benefits obligation at beginning of year	$ 175,635	$ 20,586	$ 165,460	$ 17,614
Current service cost	5,960	467	5,214	680
Interest cost	10,354	912	10,099	1,173
Benefits paid	(13,018)	(1,591)	(12,962)	(1,175)
Actuarial losses	21,030	672	8,085	3,013
Amendments and divestitures	530	(7,951)	-	205
Foreign currency gain	(121)	(94)	(261)	(924)
Benefits obligation at end of year	200,370	13,001	175,635	20,586
Changes in fair value of plan assets				
Fair value of plan assets at beginning of year	163,487	-	152,730	-
Actual return on plan assets	14,225	-	13,584	-
Employer contributions	10,071	1,373	9,175	1,046
Employee contributions	1,150	218	1,170	129
Benefits paid	(13,018)	(1,591)	(12,962)	(1,175)
Foreign currency loss	(96)	-	(210)	-
Fair value of plan assets at end of year	175,819	-	163,487	-
Deficit	(24,551)	(13,001)	(12,148)	(20,586)
Unamortized actuarial losses	82,260	2,113	66,461	4,561
Unamortized past service cost	1,196	262	680	35
Adjustment to recognize obligation	-	-	14	-
Unamortized transitional obligation	(9,905)	1,365	(11,059)	1,561
Asset (liability) as at the measurement date	49,000	(9,261)	43,948	(14,429)
Employer contributions made from the measurement date to the end of the year	1,606	160	1,557	46
Net asset (liability) recognized in the balance sheet	$ 50,606	$ (9,101)	$ 45,505	$ (14,383)

All defined benefit pension plans present an accumulated benefit obligation in excess of plan assets.

Employee benefit plans expense

	2006		2005	
	Pension plans	Other benefit plans	Pension plans	Other benefit plans
Defined benefit plans				
Employer current service cost	$ 4,809	$ 249	$ 4,044	$ 550
Interest cost on benefit obligation	10,354	912	10,099	1,173
Actual return on plan assets	(14,225)	-	(13,584)	-
Actual losses	21,030	687	8,085	3,013
Plan amendments	530	39	-	205
Curtailment and settlement of plans	-	(5,291)	70	-
Unadjusted benefits expense taking into account the long-term nature of the cost	22,498	(3,404)	8,714	4,941
Difference between expected return and actual return on plan assets	1,737	-	175	-
Difference between amortized past service costs and plan amendments for the year	(415)	16	78	(109)
Difference between net actuarial loss recognized and actual actuarial loss on benefit obligation	(17,659)	(504)	(5,995)	(2,779)
Transitional obligation amortization	(1,156)	197	(1,155)	196
Defined benefit plans expense	5,005	(3,695)	1,817	2,249
Defined contribution plans expense	11,093	-	10,278	-
Total benefit plans expense	$ 16,098	$ (3,695)	$ 12,095	$ 2,249

For the year ended March 31, 2006, the Company's total expense for all its employee benefits plans was $12,403,000 ($14,344,000 in 2005) and the total Company contributions to the employee benefits plans was $22,537,000 ($20,499,000 in 2005).

Weighted average assumptions				
To determine benefit obligation at the end of year:				
Discount rate of obligation	5.26%	5.31%	6.00%	6.00%
Rate of increase of future compensation expense	3.50%	3.50%	3.50%	3.50%
To determine benefit plans expense:				
Discount rate of obligation	6.00%	6.00%	6.25%	6.25%
Expected long-term rate of return on plan assets	7.32%	N/A	7.90%	N/A
Rate of increase of future compensation expense	3.50%	3.50%	3.50%	3.50%

For measurement purposes, a 7% to 12% annual rate of increase was used for health, life insurance and dental plan costs for the year 2007 and this rate is assumed to decrease gradually to 6% in 2011. In comparison, during the previous year, a 5.5% to 7% annual rate was used for the year 2006 and that rate was assumed to decrease gradually to 5.3% in 2008.

16. COMMITMENTS AND CONTINGENCIES

The Company carries some of its operations in leased premises and has also entered into lease agreements for equipment and rolling stock. The minimum annual lease payments required are as follows:

2007	$ 10,624
2008	8,714
2009	7,509
2010	6,322
2011	4,855
Subsequent years	5,862
	$ 43,886

The Company is defendant to certain claims arising from the normal course of its business. The Company believes that the final resolution of these claims will not have a material adverse effect on its earnings or financial position. Subsequent to March 31, 2006, there has been a proposed change to the income tax legislation that would likely have an impact on the consolidated financial statements. The Company is currently evaluating the impact and alternatives to reduce it.

Indemnifications

The Company from time to time offers indemnifications to third parties in the normal course of its business, in connection with business or asset acquisitions or dispositions. These indemnification provisions may be in connection with breach of representations and warranties and for future claims for certain liabilities, including liabilities related to tax and environmental matters. The terms of these indemnification provisions vary in duration. At March 31, 2006, given that the nature and amount of such indemnifications depend on future events, the Company is unable to reasonably estimate its maximum potential liability under these agreements. The Company has not made any significant indemnification payments in the past, and as at March 31, 2006 and 2005, had not recorded a liability associated with these indemnifications.

Leases

The Company guarantees to certain lessors a portion of the residual value of certain leased assets with respect to operating leases which mature until 2012. If the market value of leased assets, at the end of the respective operating lease term, is inferior to the guaranteed residual value, the Company is obligated to indemnify the lessor, specific to certain conditions, for the shortfall up to a maximum value. The Company believes that the potential indemnification will not have a significant effect on the consolidated financial statements.

17. RELATED PARTY TRANSACTIONS

The Company receives and provides services from companies subject to significant influence by its principal shareholder. These transactions were made in the normal course of business and have been recorded at the exchange amount which corresponds to the fair market value. All amounts are included in cost of sales, selling and administrative expenses on the statement of earnings.

Services received were the following:

	2006	2005
Rent, travel and lodging expenses	$ 1,937	$ 2,970
Management fees for compensation of the Chairman of the Board	500	600
	$ 2,437	$ 3,570

Services provided were the following:

	2006	2005
Management fees for services provided by the Company	$ 175	$ 175

There are no amounts receivable or payable with respect to these transactions as at March 31, 2006 and 2005.

18. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair value of financial instruments

The fair value of cash and cash equivalents, receivables, bank loans and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term maturity.

The fair value of long-term debt, estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions, is $318,292,000 ($345,285,000 in 2005).

b) Credit risk

The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. The Company does not have any credit risk concentration.

c) Interest rate risk

The short-term bank credit facilities bear interest at fluctuating rates.

The Company occasionally enters into interest swap contracts to hedge against exposures to increases in interest rates. As at March 31, 2006, the Company had no outstanding interest swap contracts.

d) Currency risk

In the normal course of Canadian operations, the Company enters into certain foreign currency transactions. The Company manages its currency risks by occasionally entering into foreign currency contracts. The Company had outstanding foreign currency contracts as at the balance sheet date for the purchase of 1,800,000 Euros.

The Company realizes approximately 30% and 4% of its sales in the United States and Argentina, respectively, and is therefore exposed to currency exchange fluctuations.

The cash flows from US operations constitute a natural economic hedge against the exchange risk related to debt expressed in US dollars.

e) Price commodities risk

The Company occasionally enters into hedging contracts to hedge against fluctuations on the price of certain commodities. Outstanding contracts as at the balance sheet date had a fair value of $1,800,000.

19. SEGMENTED INFORMATION

The dairy products sector principally includes the production and distribution of cheeses and fluid milk. The activities of this sector are carried out in Canada, Argentina and the United States.

The grocery products sector consists of the production and marketing of snack cakes. Total assets of this sector include the portfolio investment.

These operating sectors are managed separately because each sector represents a strategic business unit that offers different products and serves different markets. The Company measures performance based on geographic operating income and sector operating income on a stand-alone basis.

The accounting policies of the sectors are the same as those described in Note 1 relating to significant accounting policies. The Company does not have any intersector sales.

Information on operating sectors

	2006			2005		
	Canada and other	United States	Total	Canada and other	United States	Total
Revenues						
Dairy products	$ 2,651,402	$ 1,206,601	$ 3,858,003	$ 2,415,541	$ 1,308,735	$ 3,724,276
Grocery products	164,207	-	164,207	158,793	-	158,793
	$ 2,815,609	$ 1,206,601	$ 4,022,210	$ 2,574,334	$ 1,308,735	$ 3,883,069
Earnings before interest, depreciation, income taxes, and devaluation						
Dairy products	$ 261,593	$ 78,300	$ 339,893	$ 244,161	$ 137,043	$ 381,204
Grocery products	26,072	-	26,072	26,555	-	26,555
	$ 287,665	$ 78,300	$ 365,965	$ 270,716	$ 137,043	$ 407,759
Depreciation of fixed assets						
Dairy products	$ 34,146	$ 29,881	$ 64,027	$ 29,743	$ 31,175	$ 60,918
Grocery products	5,334	-	5,334	5,147	-	5,147
	$ 39,480	$ 29,881	$ 69,361	$ 34,890	$ 31,175	$ 66,065
Operating income						
Dairy products	$ 227,447	$ 48,419	$ 275,866	$ 214,418	$ 105,868	$ 320,286
Grocery products	20,738	-	20,738	21,408	-	21,408
	$ 248,185	$ 48,419	296,604	$ 235,826	$ 105,868	341,694
Devaluation of portfolio investment			10,000			-
Interest			23,830			29,090
Earnings before income taxes			262,774			312,604
Income taxes			70,672			80,459
Net earnings			$ 192,102			$ 232,145

Geographic information

	2006				2005			
	Canada	Argentina	United States	Total	Canada	Argentina	United States	Total
Revenues								
Dairy products	$ 2,473,045	$ 178,357	$ 1,206,601	$ 3,858,003	$ 2,265,277	$ 150,264	$ 1,308,735	$ 3,724,276
Grocery products	164,207	-	-	164,207	158,793	-	-	158,793
	2,637,252	$ 178,357	$ 1,206,601	$ 4,022,210	$ 2,424,070	$ 150,264	$ 1,308,735	$ 3,883,069
Total assets								
Dairy products	$ 1,116,636	$ 148,157	$ 695,881	$ 1,960,674	$ 1,017,031	$ 100,696	$ 716,395	$ 1,834,122
Grocery products	293,259	-	-	293,259	298,950	-	-	298,950
	$ 1,409,895	$ 148,157	$ 695,881	$ 2,253,933	$ 1,315,981	$ 100,696	$ 716,395	$ 2,133,072
Net book value of fixed assets								
Dairy products	$ 336,772	$ 70,863	$ 226,433	$ 634,068	$ 315,260	$ 51,601	$ 240,984	$ 607,845
Grocery products	40,627	-	-	40,627	40,739	-	-	40,739
	$ 377,399	$ 70,863	$ 226,433	$ 674,695	$ 355,999	$ 51,601	$ 240,984	$ 648,584
Additions to fixed assets								
Dairy products	$ 42,569	$ 29,798	$ 18,503	$ 90,870	$ 38,856	$ 18,134	$ 18,786	$ 75,776
Grocery products	5,282	-	-	5,282	6,010	-	-	6,010
	$ 47,851	$ 29,798	$ 18,503	$ 96,152	$ 44,866	$ 18,134	$ 18,786	$ 81,786
Goodwill								
Dairy products	$ 156,324	$ -	$ 223,635	$ 379,959	$ 132,698	$ -	$ 209,989	$ 342,687
Grocery products	164,513	-	-	164,513	164,513	-	-	164,513
	$ 320,837	$ -	$ 223,635	$ 544,472	$ 297,211	$ -	$ 209,989	$ 507,200

20. SUBSEQUENT EVENTS

On April 13, 2006 the Company acquired the activities of *Spezialitäten-Käserei De Lucia GmbH* (a cheese manufacturer operating in Germany) for a cash consideration of 5,000,000 Euros subject to adjustments. The preliminary purchase price is allocated to fixed assets. The final allocation of the purchase price will be completed in the next fiscal year.

21. COMPARATIVE AMOUNTS

Certain of the prior year's comparative figures have been reclassified to conform to the current year's presentation.

SHAREHOLDER INFORMATION

HEAD OFFICE
Saputo Inc.
6869 Métropolitain Blvd. East
Saint-Léonard, Québec, Canada H1P 1X8
Telephone: 514.328.6662 – Fax: 514.328.3364
www.saputo.com

GENERAL ANNUAL MEETING OF SHAREHOLDERS
Wednesday, August 2, 2006, at 11 am
Laval Room, Hotel Sheraton Laval
2440 Autoroute des Laurentides
Laval, Québec, Canada H7T 1X5

INVESTOR RELATIONS
Corporate Communications
Telephone: 514.328.3377 – Fax: 514.328.3364
Email: investors@saputo.com

STOCK EXCHANGE
Toronto
Symbol: SAP

TRANSFER AGENT
Computershare Trust Company of Canada
c/o National Bank Trust
1100 University Street, Suite 1200
Montréal, Québec, Canada H3B 2G7
Telephone: 514.871.7171 or 1 800 341.1419
Fax: 514.871.7442

EXTERNAL AUDITORS
Deloitte & Touche LLP, Montréal, Québec

DIVIDEND POLICY

Saputo Inc. declares quarterly cash dividends on common shares at $0.18 per share, representing a yearly dividend of $0.72 per share. The balance of corporate earnings is reinvested to finance the growth of the Company's business.

The Board of Directors may review the Company's dividend policy from time to time based on financial position, operating results, capital requirements and such other factors as are deemed relevant by the Board in its sole discretion.

Un exemplaire français vous sera expédié sur demande adressée à :
Saputo inc.
Communications corporatives
6869, boul. Métropolitain Est
Saint-Léonard (Québec) Canada H1P 1X8
Téléphone : 514.328.3377 – Télécopieur : 514.328.3364
Courriel : investisseurs@saputo.com

Photography: Alain Sirois, Ronald Maisonneuve, Fernando E. Alvarez

We wish to thank Britta Emming, John Hoffner, Myriam Levert, Blair Lobreau and Pamela Nalewajek, for their collaboration in providing visual elements.

Graphic Design: www.dyade.com

Printed in Canada

FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
Cert no. SGS-COC-1727
www.fsc.org
© 1996 Forest Stewardship Council

Printed on FSC-certified paper, of which 25% of the fibres are from well-managed forests independently certified according to Forest Stewardship Council regulations.

Saputo

SAPUTO INC.

ANNUAL INFORMATION FORM

June 1, 2006

TABLE OF CONTENTS

ITEM 1 – THE COMPANY

1.1 INCORPORATION

Saputo Inc. was constituted by a Certificate of Amalgamation issued pursuant to the provisions of the *Canada Business Corporations Act* on July 1, 1992, which was amended on August 25, 1997 in order to change the provisions attached to its authorized share capital. On August 2, 2000, the Certificate was further amended to enable the directors to appoint additional directors between shareholders' meetings. The head office and principal place of business of the Company is located at 6869 Métropolitain Boulevard East, Saint-Léonard, Québec, H1P 1X8.

In this Annual Information Form, unless the context otherwise requires or indicates, the terms "Saputo" and the "Company" mean Saputo Inc. itself or together with its subsidiaries and/or other entities under its direct or indirect control (collectively the "**Subsidiaries**"), or any one or more of them.

On November 23, 2001, Saputo declared a 100% stock dividend on the Common Shares which had the same effect as a two-for-one split (the "**Stock Split**") and doubled the number of Common Shares outstanding. All references to numbers of Common Shares and prices of Common Shares made herein have been adjusted to reflect the Stock Split.

In this Annual Information Form, all references to "$" or "CDN$" are to Canadian dollars, all references to "US$" are to United States dollars and all references to "€" are to European Euros.

In this Annual Information Form, the information is being presented as of June 1, 2006, except for financial information and percentages derived therefrom which are given for the fiscal year ended March 31, 2006, and for the information relating to employees which is presented as of May 1, 2006. The De Lucia Acquisition (see "History (including Acquisitions and Dispositions)") is reflected in the number of employees and facilities but is not included in any financial information because the acquisition was completed on April 13, 2006.

1.2 CORPORATE STRUCTURE

The following organizational chart illustrates the corporate structure of Saputo and its significant Subsidiaries, and their respective jurisdictions of incorporation as at June 1, 2006.



Saputo Inc.
(Canada)
100%
Saputo Cheese G.P. 1
(Québec)
100%
Saputo Foods Limited 2
(Canada)
100%
Saputo Bakery Inc.3
(Canada)
100%
Molfino Hermanos S.A.4
(Argentina)
95%
5%
Saputo Cheese USA Inc.5
(Delaware, USA)

(1) Production, sale and distribution of dairy products, namely cheese, a wide range of fluid milk, cream products, sour cream, cottage cheese, yogurt, soft serve dairy mixes as well as juices and other beverages and other food products in the Province of Québec.
(2) Production, sale and distribution of dairy products, namely cheese, a wide range of fluid milk, cream products, sour cream, cottage cheese, yogurt, soft serve dairy mixes as well as juices and other beverages and other food products in Canadian provinces other than Québec.
(3) Production, sale and distribution of bakery items mainly in Canada.
(4) Production, sale and distribution of dairy products in and from Argentina.
(5) Production and sale of dairy products, mainly cheese, in the United States.

ITEM 2 – GENERAL DEVELOPMENT OF THE BUSINESS

2.1 OVERVIEW

The Company operates its business through two sectors, the Dairy Products sector composed of the Dairy Products sector (Canada and other) and the Dairy Products sector (USA), and the Grocery Products sector. The Dairy Products sectors and the Grocery Products sector represent respectively 95.9% and 4.1% of the Company's total sales. The Dairy Products sector (Canada and other) is composed of the Dairy Products division (Canada), the Dairy Products division (Argentina) and the Dairy Products division (Germany); the Dairy Products sector (USA) is composed of the Cheese division (USA); and the Grocery Products sector is composed of the Bakery division.

The Company's total consolidated sales are made as to 65.6% in Canada, as to 30.0% in the United States and as to 4.4% in Argentina. The Company completed the De Lucia Acquisition in Germany on April 13, 2006. The Company operates 44 manufacturing facilities and employs approximately 8,400 employees.

Dairy Products Sector (Canada and other)

Through its Dairy Products sector (Canada and other), Saputo produces and markets, in Canada, mozzarella, cheddar, as well as other specialty and fine cheeses, butter, and value-added by-products such as whey powder, ice cream mixes, lactose and whey protein. Saputo also distributes fine imported cheeses to specialty stores and a large assortment of other non-dairy products that complement its cheese distribution mainly to pizzerias. Saputo has established itself as Canada's leading producer of cheese, with a share of approximately 34% of the Canadian natural cheese production. Saputo's cheese products are sold through independent non-exclusive distributors and sales agents as well as through its own distribution network within three market segments: retail, foodservice and industrial.

The Company also produces, markets and distributes, in Canada, fluid milk and a wide range of dairy products, including cream, yogurt, sour cream and cottage cheese. The dairy product line is complemented by various non-dairy products, including flavoured coffee creamers, juices and drinks. The Company is one of the three largest fresh milk processors in Canada with an estimated 21% share of the Canadian market. Saputo sells these products mainly to the retail segment through its direct-store delivery ("**DSD**") distribution network operated by Company-owned and independent distributors, as well as through an important home delivery network. These products are also sold to the foodservice segment.

Through its operations in Argentina, the Company produces a wide variety of soft, semi-soft, hard and grated cheeses, as well as butter, cream, milk powder, UHT milk, *dulce de leche* (caramelized milk) and dairy ingredients. Saputo sells these products to the retail and industrial market segments through independent distributors. The Company is the third largest dairy processor in Argentina.

Through its operations in Germany, acquired on April 13, 2006, the Company produces and markets Italian cheese specialties such as mozzarella, ricotta and mascarpone. Saputo sells these products to the retail, foodservice and industrial market segments.

During fiscal 2006, the retail segment accounted for 59.0% of the Dairy Products sector (Canada and other)'s sales, the foodservice segment for 28.2%, and the industrial segment for 12.8%.

In fiscal 2006, the Dairy Products sector (Canada and other) represented 65.9% of the Company's total sales. Through this sector, the Company operates 27 manufacturing facilities in Canada, two in Argentina and one in Germany, and employed, on May 1, 2006, 5,401 employees, 844 of which were located in Argentina and 56 in Germany.

Dairy Products Sector (USA)

Through its Dairy Products sector (USA), the Company produces a broad line of mozzarella and specialty cheeses. The Company also produces sweetened condensed milk as well as whey protein concentrates and ingredient blends which are derived from its cheese production.

Saputo ranks as one of the top five natural cheese producers in the United States with approximately 6% of natural cheese production. Directly or through independent non-exclusive distributors and sales agents, Saputo services three market segments: retail, foodservice and industrial. During fiscal 2006, the retail segment accounted for 29% of the Dairy Products sector (USA)'s sales volume, the foodservice segment for 45% and the industrial segment for 26%.

In fiscal 2006, the Dairy Products sector (USA) represented 30% of the Company's total sales. Through this sector, the Company operates 13 manufacturing facilities in the United States and employed, as of May 1, 2006, 1,948 employees.

Grocery Products Sector

The Company produces, markets and distributes snack cakes, tarts and cereal bars in Canada. These products are sold almost exclusively in the retail market through a DSD distribution network as well as independent distributors. Saputo is the largest manufacturer of snack cakes in Canada. It also manufactures, on a small scale, products for the US market pursuant to agreements whereby the Company manufactures products for third parties under brand names owned by such parties (the "**Co-Packing Agreements**"). In this sector, the Company operates one manufacturing facility in the Province of Québec and employed, as of May 1, 2006, 1,067 employees.

2.2 HISTORY (INCLUDING ACQUISITIONS AND DISPOSITIONS)

Mr. Emanuele (Lino) Saputo, Chairman of the Board of Saputo, founded the Company with his parents in 1954, producing quality cheeses for the Italian community of Montréal.

Between 1970 and 1997, Saputo acquired several production operations, food distributors and developed its national distribution network, positioning itself in Canada as a leading producer of mozzarella. In 1988, the Company entered the United States market by acquiring two cheese manufacturing plants. On July 31, 1997, Saputo acquired Crémerie des Trois-Rivières, Limitée thereby entering the fluid milk market.

On October 15, 1997, the Company completed its initial public offering of 18,941,000[1] Common Shares at $8.50[1] per share (the "**Initial Public Offering**"). In December of the same year, Saputo issued 18,000,000[1] special warrants at $12.50[1] per warrant in order to finance, in part, the Stella Acquisition (as defined below).

On December 5, 1997, Saputo expanded its presence in the United States by acquiring Stella Holdings, Inc., a manufacturer of mozzarella and specialty cheeses (which, together with its then wholly-owned subsidiaries, are hereinafter collectively referred to as "**Stella**") for a total consideration of approximately $580 million paid in cash (the "**Stella Acquisition**"). During its fiscal year ended December 31, 1996, Stella had revenues of approximately $1 billion. With the Stella Acquisition, the Company tripled its revenues and established itself as one of the leading natural cheese producers in the United States.

In 1998, Saputo continued its growth in Canada and the United States by acquiring mozzarella, specialty cheeses, sweetened condensed milk and value-added by-products manufacturers.

On September 15, 1999, the Company acquired all of the outstanding shares of Culinar Inc., now known as Saputo Bakery Group Inc., for a price of $283.5 million. This transaction was paid in cash and through the issuance of 5,006,000[1] Common Shares of Saputo at a price of $19.98[1] per share. Culinar produced, marketed and distributed snack cakes, cookies, fine breads and soups and had sales of approximately $270 million. With this acquisition, Saputo became the largest manufacturer of snack cakes in Canada.

---

1 This information has been restated to reflect the Stock Split.

On November 12, 1999, Saputo completed the private placement of US $250 million Senior Notes to institutional investors in the United States. The term of the Notes ranges from seven to fifteen years with an average interest rate of 8.16%. The proceeds of the private placement were used to refinance part of the Company's existing credit facilities.

On February 28, 2000, the Company acquired all of the outstanding shares of Groupe Cayer-JCB Inc., a manufacturer of fine cheeses based in the Province of Québec, for a price of $13.7 million paid in cash and $6.7 million of indebtedness. Cayer had sales of approximately $55 million.

On February 5, 2001, Saputo completed the acquisition of the fluid milk and cheese operations of Agrifoods International Co-operative Limited ("**Agrifoods**"), one of the largest dairy processors in Canada, through the purchase of all of the outstanding shares of some of Agrifoods' operating subsidiaries including Dairyland Fluid Division Ltd, Armstrong Cheese Company Ltd and Baxter Foods Limited for the price of $407.3 million paid in cash (the "**Dairyworld Acquisition**"). The acquired businesses generated net sales of approximately $1.4 billion.

On July 15, 2001, Saputo concluded a partnership agreement pursuant to which Dare Foods Limited ("**Dare**") acquired the cookies, fine breads and soup operations of Saputo's Grocery Products sector which represented annual revenues of approximately $83 million. In consideration thereof, Saputo obtained a 21% equity interest in the Dare group. As a result of this transaction, Dare became the second largest cookie producer in Canada.

On November 23, 2001, Saputo completed its Stock Split and doubled the number of Common Shares outstanding. See "The Company – Incorporation".

On May 23, 2003, the Company acquired the business relating to the *Treasure Cave* and *Nauvoo* blue cheese brands and certain blue cheese-related assets from ConAgra Foods Inc. for a purchase price of $36.5 million paid in cash. This acquisition positioned the Company as the leader in the blue cheese category on the US retail market segment.

On November 28, 2003, Saputo acquired 100% of Molfino Hermanos S.A. ("**Molfino**"), the third largest dairy processor in Argentina, for the price of approximately $60 million paid in cash. This company produces a wide variety of soft, semi-soft, hard and grated cheeses, as well as butter, cream, milk powder, UHT milk and *dulce de leche* (caramelized milk). This transaction gave Saputo the opportunity to establish itself in a market where the raw material is accessible at competitive international prices.

On April 18, 2005, Saputo acquired the activities of Fromage Côté S.A. and Distributions Kingsey Inc., a manufacturer of pressed cheddar and cheddar cheese curd, Swiss-type cheese and other specialty cheeses for a purchase price of $53.4 million paid in cash (the "**Côté Acquisition**").

On May 27, 2005, Saputo acquired the activities of Schneider Cheese, Inc., a manufacturer and seller of string cheeses and cheese sticks, for a purchase price of $32.9 million paid in cash (the "**Schneider Acquisition**").

On April 13, 2006, Saputo acquired the activities of Spezialitäten-Käserei De Lucia GmbH ("**De Lucia**"), a German manufacturer and seller of Italian cheese specialties such as mozzarella, ricotta and mascarpone, for a purchase price of 5 € million paid in cash (the "**De Lucia Acquisition**"). With the De Lucia Acquisition, the Company made its entry into the European market.

ITEM 3 – INDUSTRY OVERVIEW

3.1 DAIRY PRODUCTS INDUSTRY

3.1.1 The Canadian Dairy Industry

Regulatory Environment

The regulation of the content, composition, labelling, packaging, marketing and distribution of all food products in Canada is a shared responsibility between the federal and the provincial governments. The dairy industry is further governed by a series of federal and provincial regulations specific to the production, processing and distribution of milk and milk-related products. All applicable statutes, whether provincial or federal, allow for plant inspections, product testing and other regulatory scrutiny.

In Canada, provincial legislation demands that all milk processing plants, including those who only ship to local markets, be licensed, compelling them to comply with all provincial inspections and regulations. In addition, all milk processing plants that ship products into inter-provincial or international trade are subjected to regular inspections by federal authorities and are required to be registered under the *Canada Agricultural Products Act*.

Milk Supply

The Canadian dairy industry operates within a highly regulated environment. The Canadian Dairy Commission ("**CDC**"), a crown corporation, has been mandated by the federal government to implement Canada's national dairy policy which is predicated on shared jurisdictional powers between the federal and provincial governments. Fluid milk is regulated provincially, while industrial milk is regulated federally. "Fluid milk" refers to table milk or cream intended for consumption in fluid forms, whereas "industrial milk" is used for the manufacturing of all other dairy products, such as cheese, butter, ice cream and yogurt. According to CDC information, the fluid milk sector represents approximately 38% of raw milk delivered in Canada while the industrial milk sector represents approximately 62% of such deliveries. Total milk production in Canada approximates 74 million hectolitres per year.

The Canadian dairy industry operates within a supply managed system. The key goal of supply management is to ensure a fair return for dairy farmers while maintaining the production of sufficient volumes of industrial milk to satisfy the domestic Canadian consumer demand for dairy products. This is essentially achieved by setting the support price that the dairy processors can receive for butter and skimmed milk powder sold to the CDC to clear market surpluses and by controlling the supply of industrial milk.

Every dairy year (which runs from August 1 to July 31), the CDC calculates the national industrial milk production level based on anticipated domestic demand. This amount is then allocated according to the terms of the National Milk Marketing Plan, a federal/provincial agreement. This agreement stipulates, among other things, that Québec's and Ontario's shares of the national industrial milk production (the "**Market Sharing Quota**") are approximately 45.4% and 31.6%, respectively.

Once the industrial milk level is determined and allocated among the provinces, provincial marketing boards govern the production, pricing and marketing of milk within their own borders. Each provincial marketing board allocates the milk to dairy processors. Industrial milk is allocated according to a cascading system that classifies industrial milk into various classes of products to be manufactured. Priority of supply is given to the higher milk classes, which command a higher milk price.

Although there may be some provincial variations, quantities of milk in each class, other than fluid milk, are generally restricted in their growth. Since the Market Sharing Quota is based on historical and anticipated demand for dairy products, Management believes that the risk of a processor losing a significant part of its available milk volume is low.

International Trade (Canada)

Imports. The Department of Foreign Affairs and International Trade administers Canada's cheese import quotas. These quotas are divided into European Union and non-European Union sources. This results from Canada's obligation to the European Union to import from it 66.0% of the approximately 20.4 million kilograms of cheese that Canada is committed to import annually under the World Trade Organization ("**WTO**") Agreement on Agriculture. Imports within this minimum access commitment of 20.4 million kilograms of cheese are subject to low rates of duty while imports over this commitment are subject to significantly higher tariffs. Over-access tariffs for cheese currently stand at 245.5% of invoiced value. On May 1, 2004, the European Union expanded with the addition of ten (10) new countries. At this time, these new additions did not alter the current import ratios defined above and applicable to Canada.

Exports. In order to comply with the final decision of the WTO rendered in December 2002, which found that Canada's dairy export practices constituted export subsidies, Canada is forced to export any quantity of milk products over its WTO commitments at prices based on Canada's national raw milk prices which makes exports of dairy products from Canada non-competitive. The WTO decision does not deal with dairy by-products such as lactose and whey.

Canadian Market

The dairy processing industry makes a major contribution to the Canadian economy with shipments valued at $11.5 billion in 2005. The dairy processing sector accounted for approximately 15% of the estimated value of all food and beverage processing sales during the same year. Significant rationalization is occurring in the processing sector as processors strive to achieve the greater efficiencies and economies of scale required to remain competitive with alternative products.

In 2004-2005, there were 16,224 dairy farms in Canada. This represents a decrease of 1,707 farms from the previous dairy year. Approximately 81% of Canada's dairy operations are located in the Provinces of Québec and Ontario. The Western provinces and the Maritime provinces account for 13% and 6%, respectively.

The following table indicates the production volumes of selected dairy products manufactured in Canada in 2005.

Canadian Production Volumes of Selected Dairy Products in 2005 [(1)]
(in thousands)

Natural Cheese	351,478	kg
Fluid Milk and Cream	2,984,500	litres
Cottage cheese	27,637	kg
Ice cream and other frozen products	510,160	litres
Other dairy products	481,933	kg

(1) Source: Canadian Dairy Commission.

3.1.2 The United States Dairy Industry

Regulatory Environment

In the United States, the production of all food products is subject to extensive federal, state and local government regulations regarding the advertising, quality, packaging, labelling and safety.

All food plants are subject to regulation and inspection by the United States Food and Drug Administration ("**FDA**") and by the United States Department of Agriculture ("**USDA**"). Individual states may also enforce more stringent regulations regarding the manufacturing of food products. State and local government agencies work with the federal government to ensure the safety of food produced within their jurisdictions. Violations of federal, state and local regulations may result in seizure and condemnation of products, cease and desist orders, injunctions and monetary penalties. State and local government agencies also enforce environmental compliance.

Milk Supply

In the United States, there are two grades of milk: Grade A and Grade B. Grade A milk is produced under specific sanitary requirements and dairy producers must hold a Grade A shipping permit. Grade A milk accounts for 98% of the United States milk supply and is used for fluid as well as for the manufacturing of various dairy products including cheese. Grade B milk, which is not used for fluid milk, represents 2% of the United States milk production and is used exclusively to manufacture butter, cheese and skim milk powder. Total milk production in the United States approximates 803 million hectolitres per year.

The following table presents the utilization of the United States milk production in 2005:

Utilization of United States Milk Production in 2005 (1)

Utilized as fluid milk and cream	30 %
Manufactured into natural cheese	31 %
Manufactured into frozen dairy products	4 %
Manufactured into butter	5 %
Used on farms where produced	1 %
Other uses	29 %

(1) Source: USDA, Dairy Products 2005 Summary, published April 2006. Calculated from Total Solids.

In most cases, milk marketed within the United States is priced according to its use. Milk prices are set monthly based on product price formulas. Price data used in the formulas is collected through surveys conducted by the USDA's National Agriculture Statistics Service. Milk used in fluid products is placed in Class I, the highest priced class. Milk used to produce ice cream, yogurt, cottage cheese, sour cream, ricotta cheese and other soft products is Class II. Milk used to manufacture cheese and cream cheese is Class III, and milk used to produce butter and milk powders is Class IV. In California, milk used to produce ice cream and sherbet is Class 3; milk used to manufacture butter and milk powder is Class 4(a) and milk used to produce cheese and cream cheese is Class 4(b). USDA conducted hearings in January 2006 to consider a petition for the revision of manufacturers' make-allowances for products included in Class III and Class IV milk price formulas. The current make allowances are based on manufacturing cost surveys dating back to 1999 and 2000. The USDA decision is still pending. The State of California Department of Food and Agriculture has scheduled a hearing in June 2006 to consider a similar petition.

Wholesale pricing for the bulk of the United States cheese production is established by daily cash cheddar cheese trading on the Chicago Mercantile Exchange (CME). The last trade of the day establishes the market price for the day. If no trades occur, the market price is determined based on the bid and offer prices. Processors typically charge a premium over the CME price.

A dairy processing plant is not limited in terms of the quantity of milk it can receive and is free to negotiate its milk supply with whomever it chooses. Independent processors usually negotiate with local cooperatives or may procure milk directly from individual farms. Processors are charged a price which reflects the current month's USDA class price plus a negotiated handling charge.

United States dairy programs influence the production and marketing of milk and milk products through the operation of the Commodity Credit Corporation ("**CCC**"), a federal agency. CCC buys butter, non-fat dry milk and cheese at the following support prices:

- Butter @ US $ 1.0500 per pound;
- Cheddar cheese 40 pound blocks @ US $1.1314 per pound;
- Non-fat dry milk powder non-fortified @ US $0.800 per pound.

Such products are sold or used either domestically or internationally in specific government programs. The CCC does not directly support dairy farmers, nor does it establish a target return for farmers.

International Trade (United States)

Imports. Another key component of the United States dairy program is import restrictions. Most United States cheese import quotas are country and product specific. Under the terms of the WTO Agreement on Agriculture, the United States agreed to import, at a lower tariff rate, approximately 135,586 metric tons of cheese in 2005. Tariffs for cheese in excess of the quota are prohibitive.

Entry for dairy products made with sheep, goat and buffalo milk do not require a license nor are they subject to a United States duty. The same is true for a few other products including brie cheese.

Exports. The United States is not a significant exporter of dairy products. Its export activity accounted for US $1.625 billion in 2005 and US $1.452 billion in 2004.

Most export activity is conducted through the Dairy Export Incentive Program which allocates subsidized export volumes to specific countries thereby enabling exporters to bid for export assistance for dairy products destined to these countries.

United States Market

The USDA states that there were 410 cheese manufacturing plants in the United States in 2005, which produced 4.1 billion kilograms (kg) of cheese. Cheddar accounted for 33.4% of this amount, or 1.4 billion kg, while Italian cheeses totalled 1.7 billion kg, or 41.7%. Mozzarella alone added up to 1.4 billion kg, representing 79.4% of Italian cheeses and 33.1% of all cheeses produced in 2005.

3.1.3 International Dairy Industry

Compared to world dairy production, the volumes of dairy products currently traded on the world market are small. However, we note that the trade of dairy products tends to grow and that the countries' respective market shares are evolving very quickly. The bulk of this international trade is regional within each continent and is energized by free-trade zones, the oldest and the biggest being the European Union. Other trade zones are developing in the Americas, the Middle East and in Asia.

In recent years, the shifts in market shares have been significant. In fact, the WTO Uruguay Round of trade negotiations influenced this change as the WTO addressed specifically for the first time the trade of agricultural products. Between 1995 and 2002, the European Union (then comprised of 15 countries) has seen its share of the world market shrink from 53% to 30%, New Zealand's share grow from 19% to 28%, Australia's share grow from 13% to 18%. The United States share has fallen from 6% to 4% while Argentina has gained 1% to reach 4% of the world market. Following the WTO Appelate Body's ruling rendered in December 2002, Canada exports small quantities of dairy products in accordance with WTO limits.

The implementation of the latest *Common Agricultural Policy* in the expanded European Union is expected to have a measurable impact on the global dairy industry. This policy aims to reduce dairy farm gate prices as well as eliminate export subsidies, with the farm revenue loss being compensated for by direct farm payments consistent with WTO commitments. Reports indicate that such compensation may be inadequate to prevent a significant drop in dairy farm numbers across Europe, which may contribute to maintaining firmer prices in the international market. The world market is itself polarizing into "pre-packed, consumer ready" and "bulk commodity, dairy ingredients" markets with as yet unpredictable long term effects on traditional trading patterns and ultimately, world prices.

Argentina

Regulatory Environment

The regulatory environment in Argentina is diametrically different from that in Canada or the United States. While there are national, provincial and municipal laws, only a very small number are specific to the dairy industry. The dairy industry adheres to the international Codex Alimentarius standards for those products which are traded internationally, such as cheese and milk powder, and follows recognized good manufacturing practices for all products brought to the domestic market.

Milk Supply

In Argentina, milk prices are negotiated monthly between the processors and milk producers. There are no limitations or restrictions as to the quantity of milk that is produced and processed. In addition, milk marketed within Argentina is not priced or classified according to its use. Moreover, dairy processors are not limited to the amount of milk that they can purchase and are free to negotiate milk supply agreements with whomever they choose. Usually, agreements are negotiated with dairy producers within a given radius of the dairy processing plant.

Total milk production in Argentina approximates 97 million hectolitres per year, which is higher than total Canadian milk production. The following table indicates the production volume of selected dairy products produced in Argentina.

Argentina Production Volumes of Selected Dairy Products in 2004 [(1)]
(in thousands)

Natural Cheese	378	Metric tons
Fluid Milk	1,503,839	Litres
Yogurt	357	Metric tons
Other dairy products	537	Metric tons

(1) Source: *Secretaria de Agricultura, Ganaderia Pesca y Alimentos, Cuadro estadistico*, May 2005.

Exports

Argentina is a member of the South American free trade group Mercosur, and is also an active participant in the international dairy market. It has a large milk basin and is capable of producing milk at internationally competitive prices. There are no governmental programs that aid processors to export dairy products. In July 2005, the government made changes to the export tax rate which applies to dairy products. In 2004, Argentina exported 273,000 MT of dairy products. Of this quantity, 199,000 MT was milk powder, 32,000 MT cheese and the remaining 42,000 MT consisted of other dairy products.

Germany

Regulatory Environment

The German dairy industry operates under the general dairy provisions of the European Union's *Common Agricultural Policy*. In accordance with this policy, milk production quotas should be eliminated by 2014 and milk prices will continue to be reduced, with partial compensation for farmers being provided through direct payments consistent with WTO commitments.

Within Germany, there are a series of regulations governing the processing of milk into dairy products with standards based on the international Codex Alimentarius in place for cheese and skim milk powder. While there are Federal, State, Lander and municipal regulations, the majority are not specific to the dairy industry but apply equally to all food processing establishments and require the application of recognized good manufacturing practices.

Milk Supply

In Germany, milk prices vary from State to State and are usually negotiated monthly between the processors and milk producers. Generally, farmers sell their milk to cooperatives, independent milk dealers or directly to processors. The bulk of the milk is generally sold to cooperatives who process milk for their own account and also re-sell milk to milk dealers or to other processors. Processors generally contract a major portion of their supply needs with a cooperative or a milk dealer, and rely on the seasonal spot market to complete their annual requirements, taking advantage of seasonal milk price changes.

Total milk production in Germany approximates 282 million hectolitres per year which is significantly higher than Canadian production. The following table indicates the production volume of selected dairy products produced in Germany.

Germanic Production Volumes of Selected Dairy Products in 2004 (1)
(in thousands)

Natural Cheese	1,866	Metric tons
Fluid Milk	6,001,000	Litres
Fresh Dairy Products	2,870	Metric tons
Other dairy products	1,834	Metric tons

(1) Source: ZMP, BMVEL, Bulletin FIL-IDF 399/2005

Exports

The declining milk price trend in Germany is expected to improve the competitiveness of German products within the EU and other export markets. The overall export potential for Germany remains positive. The recent dispute on protected denominations of origin for cheese, and particularly the protection afforded the names Feta and Parmesan, are expected to have some impact on cheese trade because Germany is the biggest exporter and importer of cheese worldwide (EU trade included). In Germany, national cheese regulation considers Feta and Parmesan as generic terms and not as denominations of protected origin.

3.1.4 Future Trends

The competitive environment within the industry is expected to force regional processors to either adapt, sell or merge with other industry participants. Well-capitalized industry consolidators will likely take advantage of this competitive environment to make strategic acquisitions. Over the coming years, the dairy industry will need to focus on creating innovative dairy products that match the changing nutritional needs of consumers.

Representatives of the various governments have initiated discussions through the Doha Round of WTO negotiations that should lead to new tariff and subsidy reductions in agricultural products during the coming years. The Doha Round is expected to be completed before 2008, depending on the date on which the Committee's framework paper is finalized and approved.

3.2 GROCERY PRODUCTS INDUSTRY

Regulatory Environment

The regulation of the content, composition, labelling, packaging, marketing and distribution of all food products in Canada is a shared responsibility between the federal and the provincial governments. The grocery products industry is subject to stringent quality and labelling standards, including those of the *Food and Drugs Act* and of the *Consumer Packaging and Labelling Act.*

Canadian Retail Market

Over the recent years, Canada's retail market has changed with the increasing importance of non-supermarket channels of distribution such as mass merchandisers and warehouse clubs. This trend has resulted in significant consolidation within the grocery channel where five national chains controlled approximately 88% of all retail sales in 2005.

The snack cake industry generates sales of approximately $813 million per year in Canada. This industry segment comprises among others, snack cakes, muffins, granola, cereal and fruit bars, fresh baked deserts business as well as marshmallow squares. Pre-packaged snack cake products enjoy a 15% market share of the snack cake industry in Canada. Of the pre-packaged snack cake products total sales in Canada, approximately 60% and 29% are made in the provinces of Québec and Ontario, respectively.

ITEM 4 – DESCRIPTION OF THE BUSINESS

The Company operates its business through two sectors, the Dairy Products sector composed of the Dairy Products sector (Canada and other) and the Dairy Products sector (USA), and the Grocery Products sector. Through its Dairy Products sectors and its Grocery Products sector, the Company operates 44 manufacturing facilities and employs approximately 8,400 employees. The Dairy Products sector (Canada and other) is composed of the Dairy Products division (Canada), the Dairy Products division (Argentina) and the Dairy Products division (Germany); the Dairy Products sector (USA) is composed of the Cheese division (USA); and the Grocery Products sector is composed of the Bakery division.

Overview

The following table presents the relative importance of the Company's two sectors over the last two fiscal years.

	Sales by Sector			
	Year ended March 31, 2006		Year ended March 31, 2005	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales
Dairy Products sector				
Dairy Products sector (Canada and other)	2,651,402	65.9	2,415,541	62.2
Dairy Products sector (USA)	1,206,601	30.0	1,308,735	33.7
Sub-total	3,858,003	95.9	3,724,276	95.9
Grocery Products sector	164,207	4.1	158,793	4.1
Total	4,022,210	100.0	3,883,069	100.0

Dairy Products Sector (Canada and other)

Through its Dairy Products sector (Canada and other), Saputo produces and markets, in Canada, mozzarella, cheddar as well as other specialty and fine cheeses, butter and value-added by-products such as whey powder, ice cream mixes, lactose and whey protein. Saputo also distributes fine imported cheeses to specialty stores and a large assortment of other non-dairy products that complement its cheese distribution mainly to pizzerias. Saputo has established itself as Canada's leading producer of cheese, with a share of approximately 34% of the Canadian natural cheese production. Saputo's cheese products are sold through independent non-exclusive distributors and sales agents as well as through its own distribution network within three market segments: retail, foodservice and industrial.

The Company also produces, markets and distributes, in Canada, fluid milk and a wide range of dairy products, including cream, yogurt, sour cream and cottage cheese. The dairy product line is complemented by various non-dairy products, including flavoured coffee creamers, juices and drinks. The Company is one of the three largest fresh milk processors in Canada with an estimated 21% share of the Canadian market. Saputo sells these products mainly to the retail segment through its DSD distribution network operated by Company-owned and independent distributors, as well as through an important home delivery network. These products are also sold to the foodservice segment.

Through its operations in Argentina, the Company produces a wide variety of soft, semi-soft, hard and grated cheeses, as well as butter, cream, milk powder, UHT milk, *dulce de leche* (caramelized milk) and dairy ingredients. Saputo sells these products to the retail and industrial market segments through independent distributors. The Company is the third largest dairy processor in Argentina.

Through its operations in Germany, acquired on April 13, 2006, the Company produces and markets Italian cheese specialties such as mozzarella, ricotta and mascarpone. Saputo sells these products to the retail, foodservice and industrial market segments.

During fiscal 2006, the retail segment accounted for 59.0% of the Dairy Products sector (Canada and other)'s sales, the foodservice segment for 28.2% and the industrial segment for 12.8%.

In fiscal 2006, the Dairy Products sector (Canada and other) represented 65.9% of the Company's total sales. Through this sector, the Company operates 27 manufacturing facilities in Canada, two in Argentina and one in Germany and employed, on May 1, 2006, 5,401 employees, 844 of which were located in Argentina and 56 in Germany.

Dairy Products Sector (USA)

Through its Dairy Products sector (USA), the Company produces a broad line of mozzarella and specialty cheeses. The Company also produces sweetened condensed milk as well as whey protein concentrates and ingredient blends which are derived from its cheese production.

Saputo ranks as one of the top five natural cheese producers in the United States with approximately 6% of natural cheese production. Directly or through independent non-exclusive distributors and sales agents, Saputo services three market segments: retail, foodservice and industrial. During fiscal 2006, the retail segment accounted for 29% of the Dairy Products sector (USA)'s sales volume, the foodservice segment for 45% and the industrial segment for 26%.

In fiscal 2006, the Dairy Products sector (USA) represented 30% of the Company's total sales. Through this sector, the Company operates 13 manufacturing facilities in the United States and employed, as of May 1, 2006, 1,948 employees.

Grocery Products Sector

The Company produces, markets and distributes snack cakes, tarts and cereal bars in Canada. These products are sold almost exclusively in the retail market through a DSD distribution network as well as independent distributors. Saputo is the largest manufacturer of snack cakes in Canada. It also manufactures, on a small scale, products for the US market pursuant to Co-Packing Agreements. In this sector, the Company operates one manufacturing facility in the Province of Québec and employed, as of May 1, 2006, 1,067 employees.

Overall Profile

The following tables present the segmentation of total Company sales by region and by market segment for the last two fiscal years:

	Total Company Sales – Geographic Segmentation			
	Year ended March 31, 2006		Year ended March 31, 2005	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales
Canada	2,637,252	65.6	2,424,070	62.4
United States	1,206,601	30.0	1,308,735	33.7
Argentina	178,357	4.4	150,264	3.9
Total	4,022,210	100.0	3,883,069	100.0

	Total Company Sales – Market Segmentation			
	Year ended March 31, 2006		Year ended March 31, 2005	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales
Dairy Products Sector				
Dairy Products sector (Canada and other)				
Retail	1,565,231	38.9	1,460,519	37.6
Foodservice	747,865	18.6	700,707	18.1
Industrial	338,306	8.4	254,315	6.5
Sub-Total	2,651,402	65.9	2,415,541	62.2
Dairy Products sector (USA)[1]	1,206,601	30.0	1,308,735	33.7
Sub-Total	3,858,003	95.9	3,724,276	95.9
Grocery Products Sector[2]	164,207	4.1	158,793	4.1
Total	4,022,210	100.0	3,883,069	100.0

(1) Sales volumes are more representative of our US activities due to the impact of currency fluctuation and the variation of the selling price per pound of cheese on sales dollars. (See table "Sales Volumes – Market Segmentation" in section 4.2.3).

(2) The grocery products are sold almost exclusively in the retail market segment.

4.1 DAIRY PRODUCTS SECTOR (CANADA AND OTHER)

4.1.1 Products

In Canada, Saputo produces, markets and distributes nationally a wide variety of quality cheeses including mozzarella and cheddar, specialty cheeses such as ricotta, provolone, parmesan, feta, havarti, fine cheeses such as brie and camembert, other firm cheeses including brick, colby, farmer, munster and monterey jack, as well as fresh curd and processed cheeses. Saputo's cheese products are sold under various brand names, such as *Saputo, Stella, Armstrong, Alexis de Portneuf, DuVillage de Warwick*, and *Kingsey*. Saputo also sells its cheese products under private labels and produces butter, powdered milk and evaporated milk as well as a number of by-products derived from its cheese production, including whey powder, ice cream mixes, lactose and whey protein. The Company's distribution network distributes fine imported cheeses to specialty stores and a large assortment of third party manufactured non-dairy products that complement its cheese distribution to pizzerias in the foodservice industry.

Saputo is one of the three largest fresh milk processors in Canada, with an estimated 21% share of the Canadian market. Fluid milk is sold under the *Dairyland* brand in Western Canada and Ontario, the *Nutrilait* brand in Québec and the *Baxter* brand in the Maritimes. Saputo also produces and markets cream, sour cream, cottage cheese and yogurt. Specialty milk is also produced and marketed under the brand names *Milk 2 Go, Lait's Go, Dairyland Plus* and *Nutrilait Plus*. In addition to its dairy products line, Saputo also produces and distributes other non-dairy products, including flavoured coffee creamers under the *International Delight*[*] brand, juices and drinks such as *Sunny Delight*[*].

In Argentina, Saputo produces and markets a wide variety of soft, semi-soft, hard and grated cheeses, as well as butter, cream, milk powder, UHT milk, *dulce de leche* (caramelized milk) and dairy ingredients.

[*] Trademarks used under licence.

Approximately 43% of its products are sold nationally, while 57% is sold on the export market. These products are sold under the recognized brand names of *Molfino, La Paulina* and *Ricrem*.

In Germany, Saputo produces and markets Italian cheese specialties such as mozzarella, ricotta and mascarpone. Approximately 68% of its products are sold nationally, while 32% is sold on the export market. These products are mainly sold under the *De Lucia* brand name.

4.1.2 Production

Raw Materials

Milk represents on average 85% of the costs incurred by the Company in the manufacturing of dairy products. In Canada, due to the regulated nature of the Canadian dairy industry, Saputo sources its milk through the milk boards in each province. The Company sources its other raw materials from various suppliers.

In Argentina, Saputo sources its milk from farmers and approximately 2% of our milk supply is sourced from Saputo's farms. The Company sources its other raw materials from various suppliers.

In Germany, Saputo sources the majority of its milk from a milk dealer. The Company sources its other raw materials from various suppliers.

Facilities

In the Dairy Products sector (Canada and other), the Company operates a total of 30 manufacturing facilities, 27 of which are located in Canada, two in Argentina and one in Germany. The Company owns all of its plants with the exception of one of its two facilities located in Calgary, Alberta.

The Company operates 13 facilities in Western Canada. These facilities have the overall weekly capacity to process approximately 30 million litres of milk into cheese, fluid milk and other related dairy products and to produce processed cheese.

In Ontario, the Company operates 4 facilities, with an overall weekly capacity to process approximately 7 million litres of milk into cheese or fluid milk.

In Québec and the Maritimes, the Company operates a total of 10 facilities. These facilities have an overall weekly capacity to process approximately 19 million litres of milk into cheese, fluid milk and other related dairy products as well as liquid whey in these facilities.

In Argentina, the Company operates two facilities with an overall weekly capacity to process approximately 16 million litres of milk into cheese and other related dairy products.

In Germany, the Company operates one facility with an overall weekly capacity to process approximately 2.1 million litres of milk into cheese.

The facilities operating in the Dairy Products sector (Canada and other) have, with their overall production capacity combined, an excess capacity of 33% for the Canadian cheese operations, 39% for the Canadian fluid milk operations, 39% in Argentina and 49% in Germany.

4.1.3 Markets

Saputo is Canada's leading producer of cheese with a share of approximately 34% of the Canadian natural cheese production. Saputo sells its products to the retail, foodservice and industrial market segments. The Company also distributes fine imported cheeses to specialty stores and provides independent pizzerias with numerous food and non-food products sourced from third-party manufacturers that are complementary to the sale of its cheeses to such clients. The Company is one of the three largest fresh milk processors in Canada with an estimated 21% share of the Canadian market. Saputo also sells, through its Canadian operations, cheese, lactose, whey powder, ice cream mixes and whey protein to a vast array of clients in Canada, Europe, South America, Asia and Africa.

Saputo is the third largest dairy processor in Argentina, processing approximately 6% of the entire milk production. The Company sells its products nationally to the retail and industrial market segments. Approximately 43% of the products manufactured in Argentina are sold in the local market, while 57% are exported to over 30 countries.

Saputo is a small player in Germany processing less than 1% of the entire milk production. The Company sells its products nationally to the retail, foodservice and industrial market segments. Approximately 68% of the products manufactured in Germany are sold in the local market, while 32% are exported to 13 countries.

Clientele

Within the Dairy Products sector (Canada and other), the Company services three market segments: retail, foodservice and industrial.

The following table illustrates, for the Dairy Products sector (Canada and other), the segmentation of sales by market segment for each of the last two fiscal years:

	Dairy Products sector (Canada and other) – Sales – Market Segmentation			
	Year ended March 31, 2006		Year ended March 31, 2005	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales
Retail	1,565,231	59.0	1,460,519	60.5
Foodservice	747,865	28.2	700,707	29.0
Industrial	338,306	12.8	254,315	10.5
Total	2,651,402	100.0	2,415,541	100.0

Retail. Saputo sells both branded and private label dairy products to its retail customers which include supermarket chains, mass merchandisers, convenience stores, independent retailers, warehouse clubs and specialty cheese boutiques. In fiscal 2006, the majority of Saputo's retail sales was in branded products with the remainder being private label. Saputo's retail dairy products are sold in the dairy case and deli cheese counter sections of stores. Saputo provides its retail customers with a wide range of dairy products, including cheddar, mozzarella, fluid milk, cream, yogurt, sour cream, cottage cheese, specialty cheeses and fine cheeses. The dairy product line is complemented with various non-dairy products, including flavoured coffee creamers, juices and drinks. Saputo also provides milk powder from its Argentina operations to its retail customers.

Foodservice. Foodservice customers include broad-line distributors, restaurants (corporate restaurant chains, franchisees and individually-owned), hotels and institutions. Saputo provides its foodservice customers with branded and private label cheese products as well as fluid milk products. In the case of independent pizzerias in Canada, Saputo also provides these clients with non-dairy products manufactured by third parties through its own distribution network. Saputo also produces soft-serve dairy mixes for quick service restaurant chains.

Industrial. Industrial clients include processors who use the Company's products as an ingredient in the preparation of other food items. The Company supplies cheese to numerous Canadian frozen pizza manufacturers as well as to processors of frozen entrées. The Company also produces by-products from its Canadian cheese manufacturing activities such as lactose, whey powder and whey protein. The Company sells, through its Canadian industrial segment and its operations in Argentina, cheese, lactose, whey powder, ice cream mixes, whey protein, milk powder, butter and cream to a vast array of clients in Canada, Argentina, Europe, South America, Asia and Africa.

4.1.4 Distribution

In Canada, sales of dairy products are made through direct shipments to certain large retail, foodservice and industrial customers as well as to national and regional third party distributors. Saputo has also developed a nation-wide distribution network for its dairy operations, comprised of 26 distribution centres and warehouses and over 500 distribution routes located across Canada. Saputo also operates one of the largest home delivery networks for milk and other food products in Canada.

In Argentina, the Company distributes its products through third party distributors which are supplied through the Company's 11 distribution centres located across the country. This network services large retail chains, distributors and industrial customers. In Germany, the Company distributes its products to its customers mainly through third party carriers.

4.1.5 Competition

With respect to its cheese products, the Company competes mainly with Agropur coopérative agro-alimentaire ("**Agropur**"), Kraft General Foods Canada Inc. (through the production volumes of Agropur for its natural cheese) and Parmalat Canada Inc. ("**Parmalat**"). Saputo has established itself as Canada's leading producer of cheese with a share of approximately 34% of the Canadian natural cheese production.

Saputo holds an estimated 21% share of the Canadian market for fluid milk which ranks it among the three largest fresh milk processors, all of which hold similar market shares. The Company faces very broad competition in most product categories, with specific competitors varying widely by region. Among the Company's largest competitors are Agropur and Parmalat.

The Company is the third largest dairy processor in Argentina, processing approximately 6% of the entire milk production. The Company competes mainly with Mastellone Hermanos S.A. and Sancor Cooperativas Unidas Limitada which hold the largest market shares in Argentina. Other competitors include Milkaut S.A., Sucesores de Alfredo Williner S.A. and Veronica S.A.

The Company is a small player in Germany and it competes mainly with Goldsteig Käsereien Bayerwald GmbH, Zott GmbH & Co. KG., Galbani and Lactalis Deutschland GmbH.

4.1.6 Employee Relations

As at May 1, 2006, the Company's Dairy Products sector (Canada and other) had 4,501 employees in Canada, 844 in Argentina and 56 in Germany. Approximately 44% of the Dairy Products sector (Canada and other)'s work force is unionized.

The Company does not currently foresee any labour unrest in connection with the renewal of collective agreements expiring in fiscal 2007. All agreements that expired in fiscal 2006 were either renewed upon satisfactory terms or continue to govern during ongoing negotiations, which are expected to result in satisfactory renewals. The Company has good employee relations. The loyalty and dedication of its employees are key elements in the Company's performance. In Management's opinion, this is the direct result of the family culture that has permeated the entire Company.

4.2 DAIRY PRODUCTS SECTOR (USA)

4.2.1 Products

Saputo produces a broad line of mozzarella and specialty cheeses such as ricotta, provolone, blue, swiss, parmesan and romano, which are sold under various brand names such as *Saputo, Stella, Frigo, Frigo Cheese Heads, Dragone, Lorraine* and *Treasure Cave,* as well as under private label. The Company also produces sweetened condensed milk as well as whey powder, whey protein concentrates and ingredient blends which are derived from its cheese production.

4.2.2 Production

Raw Materials

In the United States, Saputo sources its milk primarily from cooperatives. Milk represents on average 85% of the costs incurred by the Company in the manufacturing of the dairy products. The Company sources its other raw materials from various suppliers.

Facilities

Within this sector, the Company operates 13 manufacturing facilities which are all owned by the Company.

In the American Northeast, the Company operates 2 plants with an overall weekly capacity to process approximately 12.9 million litres of milk into cheese. The Company also operates 9 facilities in the Midwest, with a total overall weekly capacity to process approximately 18.3 million litres of milk into cheese and related dairy products and to produce canned milk products. Finally, the Company operates 2 facilities in the Western United States, which have a combined weekly capacity to process approximately 9.9 million litres of milk into cheese. The U.S. facilities have, with their overall production capacity combined, an excess capacity of 5%.

4.2.3 Markets

Saputo ranks as one of the leading natural cheese producer in the United States with approximately 6% of natural cheese production. The Company competes in the United States natural cheese industry by selling branded and private label products to retail, foodservice and industrial customers.

Clientele

Within the Dairy Products sector (USA), the Company services three market segments: retail, foodservice and industrial.

The following table illustrates, for the Dairy Products sector (USA), the segmentation of sales by market segment for each of the last two fiscal years:

	Dairy Products sector (USA) – Sales Volumes – Market Segmentation [1]	
	Year ended March 31, 2006	Year ended March 31, 2005
	% of total sales volumes	% of total sales volumes
Retail	29	30
Foodservice	45	44
Industrial	26	26
Total	100.0	100.0

(1) Sales volumes are more representative of our US activities due to the impact of currency fluctuation and the variation of the selling price per pound of cheese on sales dollars.

Retail. Saputo sells both branded and private label products to its retail customers which include supermarket chains, mass merchandisers, independent retailers, warehouse clubs and specialty cheese boutiques. In fiscal 2006, the majority of Saputo's retail sales was in branded products with the remainder being private label. Saputo's retail dairy products are sold in the dairy case and deli cheese counter sections of stores. Saputo also provides its retail customers with specialty cheeses and fine cheeses.

Foodservice. Foodservice customers include broad-line distributors, restaurants (corporate restaurant chains, franchisees and individually-owned) and hotels. Saputo provides its foodservice customers with branded and private label products.

Industrial. Industrial clients include processors who use the Company's products as an ingredient in the preparation of other food items. The Company supplies cheese to numerous processors of frozen entrées, including frozen pizza manufacturers and sauces and dressings manufacturers. The Company also produces by-products from its United States cheese manufacturing activities such as whey protein.

4.2.4 Distribution

Sales are made through direct shipments to certain large retail, foodservice and industrial customers as well as to national and regional third party distributors.

4.2.5 Competition

In the United States, the Company competes on a national basis with regional and national competitors including Dairy Farmers of America, Foremost Farms USA, Kraft Foods, Inc., Lactalis USA, Inc. (Sorrento), Land O'Lakes, Inc., Leprino Foods Company and Sargento Foods.

4.2.6 Employee Relations

As at May 1, 2006, the Company's Dairy Products sector (USA) had 1,948 employees. Approximately 34% of the workforce is unionized.

The Company does not currently foresee any labour unrest in connection with the renewal of collective agreements expiring in fiscal 2007. All agreements that expired in fiscal 2006 were renewed upon satisfactory terms. The Company has good employee relations in the United States. The loyalty and dedication of its employees are key elements in the Company's performance. In Management's opinion, this is the direct result of the family culture that has permeated the entire Company.

4.3 GROCERY PRODUCTS SECTOR

The Company produces, markets and distributes snack cakes, tarts and cereal bars in Canada. It also manufactures, on a small scale, products for the US market pursuant to Co-Packing Agreements. The following provides an overview of the products, production facility, markets, competition and employee relations for the Grocery Products sector.

In order to maximize opportunities for its employees and its shareholders, following its decision in February 2004 to retain the Bakery division, the Company decided to invest, over a period of three (3) years approximately $20 million for the development and redeployment of its brands. Fiscal 2006 marked the first year of this investment with approximately $5 million being allocated to the *Hop & Go!* brand. Fiscal 2007 will be the second year of the three (3)-year program and *Hop & Go!* will benefit from the majority of the investment, although it will be reduced by half to $2.5 million. The Company also foresees that it will invest approximately the same amount in fiscal 2008, thus reducing the $20 million investment previously announced to an aggregate of $10 million to be covered by additional profitability within the same period.

4.3.1 Products

Within this sector, the Company produces and markets snack cakes, tarts and cereal bars, which are sold almost exclusively in the retail market. Saputo occupies a predominant position in the snack cake market in Canada. Its products are sold under the *Vachon, Hop & Go!* and *Hostess* umbrella brands which carry recognized brand names such as *Jos Louis, Ah Caramel!, Passion Flakie, May West, Granny's* and others, some of which are now offered in a trans-fat-reduced or trans-fat-free formula.

4.3.2 Production

Raw Materials

The Company generally sources its raw materials from various suppliers.

Facilities

Within this sector, Saputo operates one manufacturing facility in the Province of Québec which is owned by the Company and has an overall excess capacity of 31%.

4.3.3 Markets and Distribution

The Company is the largest manufacturer of snack cakes in Canada. Saputo sells its products almost exclusively in the retail market segment and the Company's sales for this sector are almost exclusively in branded products. During fiscal 2006, the Company manufactured, on a small scale, products for the US market pursuant to Co-Packing Agreements. The Company's grocery products are distributed mainly through its DSD distribution network.

4.3.4 Competition

In the snack cakes category, the Company competes with regional manufacturers which enjoy significantly smaller market shares than Saputo. In the Province of Québec, the Company's main competitors in the snack cake category are McKee Foods Corporation, Pâtisserie Chevalier Inc. and Pâtisserie Fortin, a division of Maple Hurst Bakery Inc., and in the cereal bar category are Biscuits Leclerc Ltd., Kellogg Canada Inc. and The Quaker Oats Company of Canada Limited. In Ontario, Eastern and Western Canada, the Company's principal competitors are McKee Foods Corporation, McSweeney's Plus Distribution Ltd. and Oakrun Farm Bakery Ltd., respectively.

4.3.5 Employee Relations

As at May 1, 2006, the Grocery Products sector had 1,067 employees, approximately 80% of which were unionized. The Company does not currently foresee any labor unrest in connection with the renewal of collective agreements expiring in fiscal 2007. All agreements that expired in fiscal 2006 were renewed upon satisfactory terms.

4.4 CAPITAL EXPENDITURES

Management believes that the Company has adequate manufacturing capacity to meet current and near term demand for its products. It is Saputo's intention to continue to expand and modernize its plants, with investments being focused on equipment and processes designed to increase efficiency. More specifically, during the last five fiscal years, Saputo incurred $402 million in capital expenditures. In fiscal 2006, the Company spent $96 million and, in fiscal 2007, Saputo expects to incur capital expenditures of approximately $76 million.

With regards to depreciation expense, during the last five fiscal years, Saputo recorded $340 million in depreciation expense. In fiscal 2006, depreciation expense totalled $69 million and, in fiscal 2007, the Company expects to incur approximately $76 million in depreciation expense.

4.5 ENVIRONMENT

The Company's operations are subject to various federal, provincial, state, municipal and local laws and regulations relating to the protection of the environment. Compliance with these laws and regulations requires the Company to incur expenses and to monitor its operations on an ongoing basis. The Company believes that its operations are in compliance in all material respects with currently applicable environmental laws and regulations except as discussed below. It is the Company's intention to comply with all applicable environmental laws and regulations.

The Company has an environmental policy directed towards minimizing the environmental impact of all its activities. Management systems, including audit, assessment and reporting elements, support the application of the policy.

Through past acquisitions, the Company inherited historical contamination at some facilities. Most of these sites have been contaminated by former petroleum storage tanks, all of which have been removed. At each of these sites, the Company is either implementing proper remediation measures, or proceeding with additional investigation to determine if further action is required. In some cases, with the consent of governmental authorities, the Company continues to monitor the situation to confirm that no further action is required. The Company does not expect that major expenditures will be required to deal with the contamination at these facilities.

During the last year, the Company obtained the certificate of authorization for its Trois-Rivières facility after several corrective measures were put in place, which led to the improvement of its wastewater discharges and reduction of noise emissions. In addition, further measures will be implemented in the next few months at the facility.

During fiscal 2006, the Company spent approximately $5 million to comply with existing environmental laws and regulations and improve plant efficiency to reduce noise emission and wastewater discharge, to update or remove underground storage tanks, to address contamination issues and to improve wastewater treatment systems at a number of its facilities in Canada, the United States and Argentina. Management estimates similar expenditures at $6 million for fiscal 2007. Management believes that compliance with currently applicable environmental protection requirements will not have a material effect on the Company's earnings or competitive position during fiscal 2007.

4.6 TRADEMARKS

As the Company is involved in the production, sale and distribution of food products, it relies on brand recognition and loyalty from its clientele in addition to relying on the quality of its products. The Company focuses on certain established brands and believes that its trademarks are recognized by consumers for quality and reliability. Hence, Saputo takes appropriate measures to protect and enforce its intellectual property.

4.7 RISKS AND UNCERTAINTIES

Product Liability

Saputo's operations are subject to certain dangers and risks of liability faced by all food processors, such as the potential contamination of ingredients or products by bacteria or other external agents that may accidentally be introduced into products or packaging. Saputo has quality control procedures in place within its operations to reduce such risks and has never experienced any material contamination problems with its products. However, the occurrence of such a problem could result in a costly product recall and serious damage to Saputo's reputation for product quality. We maintain product liability and other insurance coverage that we believe to be generally in accordance with the market practice in the industry.

Supply of Raw Materials

Saputo purchases raw materials that may represent up to 85% of the cost of products. It processes raw materials into the form of finished edible products intended for resale to a broad range of consumers. Variations in the price of foodstuffs can therefore influence Company results upwards or downwards, and the effect of any increase of foodstuff prices on results depends on the Company's ability to transfer those increases to its customers, and this in the context of a competitive market.

US and International Markets

The price of milk as raw material and the price of our cheese products in the United States, Argentina and Germany and by-products on international markets are based on market supply and demand forces. The prices are tied to numerous factors, such as the health of the economy and supply and demand levels for dairy products in the industry. Price fluctuations may affect the Company's results. The effect of such fluctuations on our results will depend on our ability to implement mechanisms to reduce them.

Competition

The food processing industry in North America is extremely competitive. Saputo participates in this industry primarily through its dairy operations. The Canadian dairy industry is highly competitive and is comprised of three major competitors, including Saputo. In the United States, Argentina and Germany, Saputo competes in the dairy industry on a national basis with several regional and national competitors. Our performance will be dependent on our ability to continue to offer quality products at competitive prices, and this applies to all the countries in which we operate.

Consolidation of Clientele

During the last few years, we have seen important consolidation in the food industry in all market segments. Given that we serve these segments, the consolidation within the industry has resulted in a decrease in the number of clients and an increase in the relative importance of some clients. Within the retail, foodservice and ingredient market segments, no customer represents more than 10% of our total consolidated sales, except for one retail customer representing 10.8% to which we sell both branded and private label products. Our ability to continue to service our clients in all the markets that we serve will depend on the quality of our products, services and the prices of our products.

Environment

Saputo's business and operations are subject to environmental laws and regulations. We believe that our operations are in compliance, in all material aspects, with such environmental laws and regulations, except as disclosed elsewhere in this Annual Information Form. Any new environmental laws or regulations or more vigorous regulatory enforcement policies could have a material adverse effect on the financial position of Saputo and could require significant additional expenditures to achieve or maintain compliance.

Consumer Trends

Demand for our products is subject to changes in consumer trends. These changes may affect the Company's earnings. In order to constantly adapt to these changes, the Company innovates and develops new products.

Financial Risk Exposures

Saputo has financial risk exposure to varying degrees relating to the foreign currency of its United States and Argentina operations. Approximately 30% and 4% of sales are realized in the United States and in Argentina, respectively. However, the cash flows from these operations act as a natural hedge against exchange risk. Cash flows from the United States also constitute a natural hedge against the exchange risk related to debt expressed in US dollars. As at March 31, 2006, the Company's long-term debt was made up of the US senior notes only, which are at a fixed rate throughout their term.

Regulatory Considerations

The production and distribution of food products are subject to federal, state, provincial and local laws, rules, regulations and policies and to international trade agreements, all of which provide a framework for Saputo's operations. The impact of new laws and regulations, stricter enforcement or interpretations or changes to enacted laws and regulations will depend on our ability to adapt and comply. We are currently in compliance with all important government laws and regulations and maintain all important permits and licenses in connection with our operations.

Growth by Acquisitions

The Company intends to grow both organically and through acquisitions. Based on past experience, a significant portion of this growth will likely occur through acquisitions. The ability to properly evaluate the fair value of the businesses being acquired, to successfully integrate them into the Company's operations and realize the expected profit and returns are inherent risks related to acquisitions.

Tariff Protection

Dairy-producing industries are still partially protected from imports by tariff-rate quotas which permit a specific volume of imports at a reduced or zero tariff and impose significant tariffs for greater quantities of imports. There is no guarantee that political decisions or amendments to international trade agreements will not, at some point in the future, result in the removal of tariff protection in the dairy market, resulting in increased competition. Our performance will be dependent on our ability to continue to offer quality products at competitive prices.

ITEM 5 – DIVIDEND POLICY

Saputo has a policy of declaring quarterly cash dividends on the Common Shares. In fiscal 2004, 2005 and 2006, Saputo declared respectively the following yearly dividends on the common shares, $0.48, $0.60 and $0.72 per share. In fiscal 2006, the Company's dividend policy was reviewed by the Board of Directors and the quarterly dividend of $0.15 per share, representing a yearly dividend of $0.60 per share, was increased on August 2, 2005 to $0.18 per share, representing a yearly dividend of $0.72 per share. The balance of the Company's earnings are reinvested to finance the growth of its business. The Company's dividend policy will be reviewed from time to time, but at least once annually, by the Board of Directors and will depend on Saputo's financial condition, results of operations, capital requirements and such other factors as the Board of Directors, in its sole discretion, deems relevant.

ITEM 6 – CAPITAL STRUCTURE

The articles of the Company provide that its authorized share capital shall be composed of an unlimited number of Common Shares and an unlimited number of Preferred shares, issuable in series, all without nominal or par value. As of the close of business on June 1st, 2006, 104,199,278 Common Shares and no Preferred shares were issued and outstanding.

The following is a summary of the material provisions which attach to the classes of shares of the capital stock of Saputo and is qualified by reference to the full text of the rights, privileges, restrictions and conditions of such shares.

Common Shares

The Common Shares carry and are subject to the following rights, privileges, restrictions and conditions:

Voting

Each Common Share entitles its holder to receive notice of and to attend all general and special meetings of shareholders of Saputo, other than meetings at which only the holders of a particular class or series are entitled to vote, and each such Common Share entitles its holder to one vote.

Dividends

The holders of Common Shares are, in the discretion of the Board of Directors, entitled to receive, out of any amounts properly applicable to the payment of dividends and after the payment of any dividends payable on the Preferred shares, any dividends declared and payable by Saputo on the Common Shares.

Dissolution

The holders of Common Shares shall be entitled to share equally in any distribution of the assets of Saputo upon the liquidation, dissolution or winding-up of Saputo or other distribution of its assets among its shareholders. Such participation is subject to the rights, privileges, restrictions and conditions attached to any issued and outstanding Preferred shares or shares of any other class ranking prior to the Common Shares.

Preferred Shares

The Preferred shares may be issued from time to time in one or more series, the terms of each series including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations to be determined at the time of creation of each such series by the Board of Directors of Saputo without shareholder approval, provided that all Preferred shares will rank, with respect to dividends and return of capital in the event of liquidation, dissolution, winding-up or other distribution of assets of Saputo for the purpose of winding-up its affairs, *pari passu* among themselves and in priority to all shares of any class ranking junior to the Preferred shares.

ITEM 7 – MARKET FOR SECURITIES

The Common Shares of Saputo are listed on the Toronto Stock Exchange under the stock market symbol "SAP". The following table shows the price range and trading volume of the Common Shares for each of the months of the last fiscal year:

Price Range and Trading Volume of the Common Shares

Month	High ($)	Low ($)	Volume
April 2005	37.16	35.00	1,754,876
May 2005	37.95	34.06	2,475,234
June 2005	37.90	36.50	1,859,416
July 2005	39.75	37.20	1,073,332
August 2005	38.95	35.26	1,654,419
September 2005	38.56	35.75	1,920,273
October 2005	38.21	33.11	1,989,568
November 2005	36.09	33.49	2,017,172
December 2005	36.12	33.66	2,612,381
January 2006	34.74	32.74	2,401,574
February 2006	35.57	32.06	2,952,948
March 2006	34.49	32.43	3,991,585

ITEM 8 – DIRECTORS AND OFFICERS

8.1 DIRECTORS

The following table sets forth each director's name and Province/State and Country of residence, the year in which he or she first became a director, his or her principal occupation and the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised by each director, as at June 1, 2006. Directors are elected until the next annual meeting of shareholders or, in the case of a vacancy or resignation, until a successor is elected or appointed.

Name and Province/State and Country of residence	Director since	Principal occupation	Common Shares beneficially owned or over which control or direction was exercised as at June 1, 2006
EMANUELE (LINO) SAPUTO [2] Québec, Canada	1992	Chairman of the Board of the Company	34,939,962 [1]
LINO A. SAPUTO, JR. Québec, Canada	2001	President and Chief Executive Officer of the Company	33,602
ANDRÉ BÉRARD[3] [5] Québec, Canada	1997	Corporate Director	8,125
LUCIEN BOUCHARD[3] Québec, Canada	2004	Senior Partner, Davies Ward Phillips & Vineberg LLP	--
PIERRE BOURGIE [3] [4] Québec, Canada	1997	President and Chief Executive Officer of Société Financière Bourgie Inc. (a holding company)	465,000
FRANK A. DOTTORI[4] [6] Québec, Canada	2003	Corporate Director	200
JEAN GAULIN [3] Texas, USA	2003	Corporate Director	28,700
CATERINA MONTICCIOLO, CA Québec, Canada	1997	President of Julvest Capital Inc. (a holding company)	119,000
PATRICIA SAPUTO, CA, FP Québec, Canada	1999	Chief Financial Officer of Placements Italcan Inc. (a diversified investment company)	1,800
LOUIS A. TANGUAY[4] Québec, Canada	1997	Corporate Director	4,000

(1) The shares are held by Jolina Capital Inc. and Gestion Jolina Inc., both of which are holding companies controlled by Mr. Emanuele (Lino) Saputo.

(2) Mr. Emanuele (Lino) Saputo is a director of Arbec Forest Products Inc. (formerly Uniforêt Inc.) which filed for protection under the *Companies' Creditors Arrangement Act* on April 17, 2001. In May 2003, Uniforêt Inc. entered into a plan of arrangement with its creditors. In February 2004, it completed the implementation of this plan.

(3) Members of the Corporate Governance and Human Resources Committee. The Chairman of the Committee is Mr. André Bérard.

(4) Members of the Audit Committee. The Chairman of the Committee is Mr. Louis A. Tanguay.

(5) Lead Director.

(6) Mr. Frank A. Dottori was a director of Gestion Papiers Gaspésia Inc. and its subsidiary, Papiers Gaspésia Inc., until October 29, 2003. On January 30, 2004, Papiers Gaspésia Inc. and Papiers Gaspésia Limited Partnership filed for protection under the *Companies' Creditors Arrangement Act*. On July 4, 2005, the Plan of Arrangement submitted by Papiers Gaspésia Inc. and Papiers Gaspésia Limited Partnership to their creditors was homologated by the Court and is being implemented since then.

During the last five years, all of the above directors have been engaged in their present principal occupations or in other executive capacities with the companies indicated opposite their name or with related or affiliated companies, except for: Mr. André Bérard who, until March 10, 2004, was Chairman of the Board of a Canadian Chartered Bank; Mr. Frank A. Dottori who, until January 26, 2006, was President and Chief Executive Officer of Tembec Inc. (a forest products company); and Mr. Jean Gaulin who, from January 1, 1999 to December 31, 2001, was President and Chief Executive Officer of Ultramar Diamond Shamrock (a petroleum company), and from January 1, 2000 to December 31, 2001, was also Chairman of the Board for the same company.

Information as to shares beneficially owned by each director, or over which each exercised control or direction, as at June 1, 2006, has been furnished by the directors individually.

Additional information concerning the shareholdings of, options and deferred share units granted to, directors is included in the section entitled "Election of Directors" appearing on page 2 of the Company's Management Proxy Circular dated June 6, 2006, which information is incorporated herein by reference.

8.2 EXECUTIVE OFFICERS

The following table sets forth the name, Province/State and Country of residence and position with the Company of each person who is an executive officer of the Company as of the date hereof:

Name and Province/State and Country of residence	Position
Emanuele (Lino) Saputo Québec, Canada	Chairman of the Board
Lino A. Saputo, Jr. Québec, Canada	President and Chief Executive Officer
Terry Brockman Wisconsin, United States	President and Chief Operating Officer Cheese Division (USA)
Louis-Philippe Carrière, CA Québec, Canada	Executive Vice-President Finance and Administration and Secretary
Dino Dello Sbarba Québec, Canada	President and Chief Operating Officer Dairy Products Division (Canada)
Carmine De Somma Québec, Canada	President and Chief Operating Officer Dairy Products Division (Argentina)
Pierre Leroux Québec, Canada	Executive Vice-President Human Resources and Corporate Affairs
Claude Pinard Québec, Canada	President and Chief Operating Officer Bakery Division

During the last five years, all of the above executive officers have held the principal occupation indicated above or other executive capacities with the Company.

As at June 1, 2006, the directors and executive officers of Saputo, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 35,627,572 Common Shares, representing approximately 34% of the outstanding Common Shares of the Company.

ITEM 9 – LEGAL PROCEEDINGS

The Company is defendant to certain claims arising from the normal conduct of its business. Management believes that the final resolution of these claims will not have a material adverse effect on its earnings or financial position.

ITEM 10 – INTEREST OF MANAGEMENT AND OTHERS IN TRANSACTIONS

In the normal course of business, the Company receives and provides goods and services from and to companies subject to significant influence by its principal shareholder. These goods and services of an immaterial amount are compensated by a counterpart equal to the fair market value. Reference is made to note 17 to the Consolidated Financial Statements of the Company that describes the related party transactions. See "Additional Information".

ITEM 11 – EXPERTS

Saputo's auditors are Deloitte & Touche LLP. Saputo's Consolidated Financial Statements as at March 31, 2006 and for the year then ended have been filed under National Instrument 51-102 in reliance on the report of Deloitte & Touche LLP, independent chartered accountants, given on their authority as experts in auditing and accounting.

ITEM 12 – TRANSFER AGENTS AND REGISTRARS

The transfer agents and registrar of the Company is Computershare Trust Company of Canada c/o National Bank Trust at its principal offices in Montreal and Toronto.

ITEM 13 – MATERIAL CONTRACTS

No material contract outside the ordinary course of business was entered into by the Company since January 1, 2002.

ITEM 14 – AUDIT COMMITTEE INFORMATION

14.1 AUDIT COMMITTEE'S CHARTER

The Audit Committee's charter is included in Appendix A.

14.2 COMPOSITION AND RELEVANT EDUCATION AND EXPERIENCE

All members of the Audit Committee are independent and financially literate.

The following table sets forth each Audit Committee member's name and education and experience relevant to the performance of his responsibilities as an Audit Committee member.

Name	Education and experience
Pierre Bourgie	Completed a bachelor's degree in commerce. Mr. Bourgie was President of Urgel Bourgie Ltd. until the sale of this company in 1996. Since then, he is responsible for the investment activities of the Bourgie family and has founded two (2) investment funds, Les Partenaires de Montréal, specialized in business financing, and Ipso Facto, specialized in real estate investments. Mr. Bourgie is the President of these two (2) funds. Mr. Bourgie also serves on the board of directors of various companies, where, for certain of them, he is a member of the audit committee, including one where he is the Chair of the committee. Mr. Bourgie's experiences required and contributed to the development of his ability to analyse financial statements and understand Generally Accepted Accounting Principles ("GAAP").
Frank A. Dottori	Completed a bachelor's degree in chemical engineering and applied science. In 1973, Mr. Dottori and three other executives founded Tembec inc. and Mr. Dottori was Tembec's President and Chief Executive Officer until January 26, 2006. Mr. Dottori has served as a Governor of the Montreal Stock Exchange, Director of the Canadian Market Productivity Centre and on the Board of

	Directors of several organizations and corporations. He is a member of the Club des entrepreneurs of the Conseil du Patronat du Québec and is the current Chair of the Pulp and Paper Research Institute of Canada. Mr. Dottori's professional experiences required and contributed to the development of his ability to analyse financial statements and understand GAAP.
Louis A. Tanguay	Completed a bachelor's degree in commerce. Mr. Tanguay occupied several executive positions within the BCE organization requiring his involvement in the preparation of financial statements and the analysis of financial and operational performances of BCE related companies. More specifically, he was Chairman of the Board of Telebec, Executive Vice President (Corporate) of Bell Canada, President of Bell Québec and President of Bell Canada International. He was also actively involved in the acquisition, merger and disposal of companies. Mr. Tanguay has an extensive past and present experience as a corporate director of public companies involving, for some of them, participation in audit committees. Mr. Tanguay's professional experiences required and contributed to the development of his ability to analyse financial statements and understand GAAP.

14.3 POLICIES AND PROCEDURES REGARDING THE SERVICES RENDERED BY THE EXTERNAL AUDITORS

On February 5, 2004, the Company adopted a revised policy with respect to services rendered by its external auditors (the "**Policy**").

The Policy divides the services in three categories: (i) services that are considered audit related ("**Audit Services**") and therefore covered by the annual audit budget; (ii) services that are considered indirectly audit related ("**Consultation Services**") but not covered by the annual audit budget; and (iii) non-audit services ("**Non-Audit Services**"). Pursuant to the Policy, no services other than the Audit Services can be provided by the Company's external auditors unless the following conditions are met:

Consultation Services

(i) The Audit Committee has pre-approved the Consultation Services to be provided; or

(ii) the aggregate amount of all services (other than Audit Services) not pre-approved by the Audit Committee and rendered during the financial year in which the Consultation Services are to be rendered do not exceed the highest of $25,000 or five percent (5%) of the total amount of fees paid by the Company during the financial year in which the Consultation Services are to be rendered.

Non-Audit Services

(i) The attribution of the Non-Audit Services to the external auditors of the Company presents an added-value for the Company; and

(ii) the Audit Committee pre-approved the services to be rendered.

Finally, the Policy requires that the management of the Company presents to the Audit Committee, on a quarterly basis, a statement of the services (other than the Audit Services) rendered by the external auditors of the Company as well as any mandate given to other accounting firms.

14.4 EXTERNAL AUDITOR SERVICE FEES BY CATEGORY

The following table sets out, by categories, the fees billed by Deloitte & Touche LLP, the Company's external auditors, for the fiscal years 2006 and 2005:

Fee Category	2006	2005
	($)	($)
Audit Fees	628,325	532,705
Audit Related Fees	242,796	206,368
Tax Fees	86,116	174,671
All Other Fees	-	-
Total	957,237	913,744

"Audit Fees" include the aggregate professional fees billed by Deloitte & Touche LLP for the audit of the consolidated annual financial statements.

"Audit Related Fees" include the aggregate fees billed by Deloitte & Touche LLP for services that would normally be performed by the external auditors. More specifically, these services include, among others, pension plans audits, attest services that are required by statute or regulation, assistance in preparing for the future requirements on internal control certification, consultations regarding financial reporting and accounting standards and translation services.

"Tax Fees" include the aggregate fees billed by Deloitte & Touche LLP for tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax, capital tax and sales tax returns.

"All Other Fees" include the aggregate fees billed by Deloitte & Touche LLP for all services other than those reported under Audit Fees, Audit Related Fees and Tax Fees.

ITEM 15 - ADDITIONAL INFORMATION

Additional information, including disclosure of the Company's corporate governance practices, remuneration and indebtedness to the Company of the directors and officers, principal holders of Saputo's securities, and options to purchase securities, where applicable, is included in Saputo's Management Proxy Circular dated June 6, 2006 and may be found on SEDAR at www.sedar.com . Additional financial information is included in the Consolidated Financial Statements of Saputo and Notes thereto and in the accompanying Management's Analysis for the fiscal year ended March 31, 2006. Copies of these documents may be obtained upon request to the Secretary of the Company, at its head office, 6869 Métropolitain Boulevard East, Saint-Léonard, Québec, H1P 1X8, Telephone: (514) 328-6662.

In addition, when the securities of Saputo are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed, the following documents may be obtained free of charge from the Secretary of the Company:

(i) one copy of the Annual Information Form, together with one copy of any documents or portion thereof incorporated by reference therein;

(ii) one copy of the comparative financial statements of Saputo for its most recently completed fiscal year together with the report of the auditor thereon and one copy of any interim financial statements of Saputo subsequent to the financial statements for its most recently completed fiscal year;

(iii) one copy of Saputo's Management Proxy Circular for its most recent annual meeting of shareholders which involved the election of directors; and

(iv) one copy of any other documents that are incorporated by reference in the preliminary short form prospectus or the short form prospectus.

At any other time, one copy of the documents referred to in subparagraphs (i), (ii) and (iii) above will be provided free of charge upon request to the Secretary.

* * *

APPENDIX "A"

AUDIT COMMITTEE MANDATE

AUTHORITY

The audit committee (the "Committee") is a standing committee of the board of directors which has the responsibilities described under the heading "Responsibilities".

The Committee has free access to personnel and documents of the Company and is granted the resources necessary to carry out its duties.

STRUCTURE

1. The Committee is made up of a minimum of three independent directors of the Company, each having financial skills.

2. The mandate of the members is for one year and may be renewed. The members are appointed by the board of directors at the first meeting following the annual meeting of shareholders, or at any other meeting to fill a vacancy.

3. The chairman is appointed by the board of directors for a one-year term, which may be renewed. In the absence or failure of the chairman to sit, the chair is filled by a member chosen by the Committee.

4. The Committee meets at least four times annually to examine the annual and quarterly financial statements of the Company and may call special meetings as needed. The Committee determines the place, date and time of its meetings. The meetings may be held by telephone or by any other means allowing the members to communicate with each other.

5. The quorum for meetings of the Committee is a majority of the members and decisions are made by the majority of the votes cast by the members present.

6. Minutes of meetings of the Committee are taken by the secretary of the board of directors (or any other person designated by the Committee) and must give an exact account of the decisions made at the meetings.

7. In addition to the members of the Committee, any other person may be called before the meetings at the request of the chairman of the Committee.

8. The Committee has the power to retain independent legal counsels or other advisors it considers necessary to carry out its mandate and to fix their compensation.

9. The Committee has the power to communicate directly with the internal auditor of the Company.

10. The external auditor reports directly to the Committee.

RESPONSIBILITIES

11. Directly supervise the work of the external auditor retained to establish or issue the auditor's report or render other audit, examination or certification services to the Company and resolve disagreements, if any, between management and the external auditor regarding financial reporting.

12. Review the quarterly and annual financial statements of the Company, management's report and press releases respecting the financial results before their public release.

13. Review the content of the management proxy circular, annual information form and annual report of the Company.

14. Review, examine and discuss the foreseeable repercussions of the new audit and accounting standards or new securities rules.

15. Study any other issue about which the board of directors should, in the opinion of the external auditors, be informed.

16. Study and evaluate the risk factors inherent to the Company and ensure the development of appropriate measures to manage them effectively.

17. Supervise the application and respect of the environmental policy of the Company and make periodical reports to the Board with respect thereto.

18. Periodically evaluate the presence of the necessary internal control systems of the Company and periodically review the effectiveness of such systems.

19. Periodically evaluate the procedures set up by the Company to communicate the financial information taken or derived from the financial statements of the Company other than the information referred to in paragraph 12 of this mandate and periodically ensure their effectiveness.

20. Establish procedures regarding:

    i. The receipt, keeping and processing of complaints received by the Company respecting accounting and internal accounting controls or the audit;

    ii. The confidential and anonymous presentation by employees of the Company of concerns affecting questionable matters relating to accounting or auditing.

21. Recommend to the board of directors the auditors for the upcoming fiscal year and the fees to be paid to them.

22. Annually review the audit plan prepared by the external auditors and determine whether it meets the needs of the Company.

23. Adopt a policy concerning the prior approval of all services not related to the audit which the external auditors of the Company may render to the Company and its subsidiaries in accordance with applicable legislation.

24. Meet with the auditors in regard to the financial statements and discuss with them their assessment of the control systems in place and their recommendations.

25. The Committee shall periodically meet the internal auditor to ensure the quality of the internal controls of the Company and make the link between the internal auditor and the external auditors of the Company.

26. Study the impact of new accounting principles on the Company's results.

27. Review the financial statements of the pension plans of the Company.

28. Examine and approve the hiring policies of the Company with respect to employees and former employees of the present auditor and former auditors of the Company.

29. Carry out any other duty related to the performance of its mandate.

30. Carry out any other mandate which the board of directors may entrust to it from time to time.

31. Annually assess the accomplishments and performance of the audit committee.

32. Annually review the mandate of the audit committee.

QUEBECOR MERRILL
CANADA INC
Printed in Canada
P4461mtl06

Saputo

SAPUTO INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of the holders of common shares of SAPUTO INC. will be held in the Laval room of the Hotel Sheraton Laval, 2440 autoroute des Laurentides, Laval, Québec, on August 2, 2006 at 11:00 a.m. (local time) for the following purposes:

(1) to receive the consolidated balance sheet, the consolidated statement of earnings and retained earnings and the consolidated statement of cash flows for the year ended March 31, 2006 and the auditors' report relating thereto;

(2) to elect directors for the ensuing year;

(3) to appoint auditors for the ensuing year and authorize the directors to fix their remuneration;

(4) to transact such other business as may properly come before the meeting and any adjournment thereof.

Only holders of common shares of Saputo Inc. of record at 5:00 p.m. on June 21, 2006 will be entitled to receive this notice.

The management proxy circular for the meeting is appended to this Notice. A copy of the annual report to shareholders and a form of proxy for the meeting are also enclosed with this Notice.

Saint-Léonard, Québec, June 6, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

Louis-Philippe Carrière, CA
Executive Vice-President
Finance and Administration and Secretary

Holders of common shares may exercise their rights by attending the meeting or by completing a form of proxy. The holders of common shares who will be unable to attend the meeting in person are kindly asked to sign the enclosed form of proxy and return it in the stamped envelope provided as soon as possible. Your shares will be voted in accordance with your instructions as indicated on the proxy. If the proxy does not provide for any instructions, the persons whose names are printed on the form will vote in favour of the proposals made by Management.

SAPUTO INC.

MANAGEMENT PROXY CIRCULAR

This Circular is furnished in connection with the solicitation by the Management of SAPUTO INC. (the "Company") of proxies which will be used to vote at the Annual Meeting (the "Meeting") of the holders of common shares of the Company (the "Common Shares") to be held on August 2, 2006, at the time and place and for the purposes set forth in the foregoing Notice and at any adjournment thereof.

The solicitation of proxies will be made primarily by mail. However, the Management of the Company may solicit proxies at a nominal cost by telephone, telecopier or by personal interview. The Company will reimburse brokers and other persons holding shares for others for their reasonable expenses for sending proxy material to beneficial owners in order to obtain voting instructions. The Company will bear all expenses in connection with the solicitation of proxies.

PROXIES

In order to be voted at the Meeting, a proxy must be received by the Secretary of the Company at least 48 hours prior to the Meeting. A proxy may be revoked at any time by the person giving it, to the extent that it has not already been exercised. A proxy may be revoked by filing a written notice with the Secretary of the Company if this notice is received no later than the business day preceding the Meeting. The powers of the proxy holders may also be revoked if the holder of Common Shares attends the Meeting in person and so requests by depositing such written notice with the Chairman of the Meeting.

The persons whose names are printed on the enclosed form of proxy are directors and executive officers of the Company. **Every holder of Common Shares has the right to appoint a person (who need not be a shareholder) other than those whose names are printed on the form of proxy to act on his behalf at the Meeting. To exercise this right, the holder of Common Shares must insert his nominee's name in the blank space provided for such purpose in the form of proxy or prepare another proxy in proper form.**

The persons whose names are printed on the enclosed form of proxy will vote all the shares in respect of which they are appointed to act in accordance with the instructions indicated on the form of proxy. **If the form of proxy does not provide for any instructions, these persons will vote in favour of the proposals made by the Management of the Company.**

Every proxy given to any of the persons named in the form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to any other matter that may properly come before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The Common Shares are the only securities of the share capital of the Company which carry voting rights. As at June 1, 2006, the Company had 104,199,278 Common Shares outstanding. Each Common Share entitles its holder to one vote.

Only holders of Common Shares of record at 5:00 p.m. on June 21, 2006 will be entitled to receive the Notice. They will also be entitled to vote at the Meeting and at any adjournment thereof unless their Common Shares have been transferred and the transferee has produced properly endorsed certificate(s) representing the transferred Common Shares or has otherwise established ownership of the transferred Common Shares and has requested, at least 10 days before the Meeting, that such transferee's name be duly entered on the list of shareholders of the Company, in which case the transferee shall exercise the voting rights attached to the Common Shares.

In connection with the Company's initial public offering in October 1997 (the "Initial Public Offering"), the initial shareholders of the Company, being Gestion Jolina Inc., a holding company controlled by Mr. Emanuele (Lino) Saputo, and the holding companies owned and controlled by Emanuele (Lino) Saputo's brothers and sisters and their families (collectively, the "Saputo Shareholders") entered into an agreement governing their relationship as shareholders of the Company. Under this agreement, Gestion Jolina Inc. had been granted by all other Saputo Shareholders a power of attorney to vote all of the 25,405,164 Common Shares held by them at the time of the Initial Public Offering. This agreement terminated on March 31, 2006.

To the knowledge of the Company's directors and executive officers, on June 1, 2006, the only persons or companies who or which owned of record or beneficially, directly or indirectly, or exercised control or direction over 10% or more of the issued and outstanding Common Shares were the following:

Name	Type of ownership	Number of Common Shares	Percentage of Class
Gestion Jolina Inc.	of record	34,939,962 (1)	33.40 %

(1) Includes 1,511,628 Common Shares held by Jolina Capital Inc., the sole shareholder of Gestion Jolina Inc.

ELECTION OF DIRECTORS

For fiscal 2007, Management proposes that the Board of Directors be composed of ten members. **Except where the authority to vote in favour of the directors is withheld, the persons whose names are printed on the form of proxy intend to vote FOR the election of the ten nominees whose names are set forth in the following table.** The vote for each director will be conducted on an individual basis. Each director elected will hold office until the next annual meeting or until that director's successor is duly elected, unless the office is vacated earlier in accordance with the relevant provisions of the applicable laws.

The following table sets forth, for each person nominated by Management for election as a director, his or her name and Province/State and Country of residence, the year in which he or she first became a director, the principal occupation of each nominee, the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised by each nominee and the number of options or deferred share units owned by each nominee, the whole as at June 1, 2006. Reference is made to Schedule "A" hereto for a brief biography of the nominees as well as a summary of their attendance to board and committee meetings for fiscal 2006.

Name and Province/State and Country of residence	Director since	Principal occupation	Common Shares beneficially owned or over which control or direction was exercised	Options owned[1]	Number of Deferred Share Units[1]
EMANUELE (LINO) SAPUTO[3] Québec, Canada	1992	Chairman of the Board of the Company	34,939,962[2]	--	--
LINO A. SAPUTO, JR. Québec, Canada	2001	President and Chief Executive Officer of the Company	33,602	125,746	--
ANDRÉ BÉRARD[4][6] Québec, Canada	1997	Corporate Director	8,125	12,000	5,752
LUCIEN BOUCHARD[4] Québec, Canada	2004	Senior Partner, Davies Ward Phillips & Vineberg LLP	--	--	3,909
PIERRE BOURGIE[4][5] Québec, Canada	1997	President and Chief Executive Officer of Société Financière Bourgie Inc. (a holding company)	465,000	12,000	1,520
FRANK A. DOTTORI[5][7] Québec, Canada	2003	Corporate Director	200	1,000	3,979
JEAN GAULIN[4] Texas, USA	2003	Corporate Director	28,700	1,000	1,147
CATERINA MONTICCIOLO, CA Québec, Canada	1997	President of Julvest Capital Inc. (a holding company)	119,000	12,000	2,590
PATRICIA SAPUTO, CA, FP Québec, Canada	1999	Chief Financial Officer of Placements Italcan Inc. (a diversified investment company)	1,800	8,000	3,529
LOUIS A. TANGUAY[5] Québec, Canada	1997	Corporate Director	4,000	12,000	5,473

(1) Effective in fiscal 2005, the options granted to the outside directors of the Company were replaced by deferred share units. The options shown in the table were granted before April 1, 2004. For more detailed information, see "Deferred Share Unit Plan". The options held by Lino A. Saputo, Jr. were granted to him before he became President and Chief Executive Officer of the Company. See "Corporate Governance and Human Resources Committee - Report on Executive Compensation".

(2) The shares are held by Jolina Capital Inc. and Gestion Jolina Inc., both of which are holding companies controlled by Mr. Emanuele (Lino) Saputo. See "Voting Shares and Principal Holders of Voting Shares".

(3) Mr. Emanuele (Lino) Saputo is a director of Arbec Forest Products Inc. (formerly Uniforêt Inc.) which filed for protection under the *Companies' Creditors Arrangement Act* on April 17, 2001. In May 2003, Uniforêt Inc. entered into a plan of arrangement with its creditors. In February 2004, it completed the implementation of this plan.

(4) Members of the Corporate Governance and Human Resources Committee. The Chairman of the Committee is Mr. André Bérard.

(5) Members of the Audit Committee. The Chairman of the Committee is Mr. Louis A. Tanguay.

(6) Lead Director.

(7) Mr. Frank A. Dottori was a director of Gestion Papiers Gaspésia Inc. and its subsidiary, Papiers Gaspésia Inc., until October 29, 2003. On January 30, 2004, Papiers Gaspésia Inc. and Papiers Gaspésia Limited Partnership filed for protection under the *Companies' Creditors Arrangement Act*. On July 4, 2005, the Plan of Arrangement submitted by Papiers Gaspésia Inc. and Papiers Gaspésia Limited Partnership to their creditors was homologated by the Court and is being implemented since then.

During the last five years, all of the above nominees have been engaged in their present principal occupations or in other executive capacities with the companies indicated opposite their name or with related or affiliated companies, except for: Mr. André Bérard who, until March 10, 2004, was Chairman of the Board of a Canadian Chartered Bank; Mr. Frank A. Dottori who, until January 26, 2006, was President and Chief Executive Officer of Tembec Inc. (a forest products company); and Mr. Jean Gaulin who, from January 1, 1999 to December 31, 2001, was President and Chief Executive Officer of Ultramar Diamond Shamrock (a petroleum company), and from January 1, 2000 to December 31, 2001, was also Chairman of the Board for the same company.

Information as to shares and options beneficially owned by each nominee, or over which each exercised control or direction, as at June 1, 2006, has been furnished by the nominees individually.

EXECUTIVE COMPENSATION

The following table provides a summary of compensation earned during the fiscal years ended March 31, 2006, 2005 and 2004, as salary, bonus or otherwise, by the CEO, CFO and the three most highly compensated senior executives of the Company (collectively, the "Named Executive Officers"). Certain aspects of this compensation are dealt with in further detail in the following tables.

		Annual compensation			Long-term compensation	
					Awards	
Name and principal occupation	Year	Salary [(1)] ($)	Bonus [(1)] ($)	Other annual compensation [(2)] ($)	Number of Common Shares under options granted	All other compensation ($)
Lino A. Saputo, Jr. President and Chief Executive Officer	2006 C$ 2005 C$ 2004 US$ 2004 C$	725,000 650,000 262,500 131,250	672,500 487,500 157,500 78,750	- - - -	- - 26,250 8,750	- - - -
Louis-Philippe Carrière Executive Vice-President Finance and Administration and Secretary	2006 C$ 2006 US$ 2005 C$ 2005 US$ 2004 C$ 2004 US$	400,000 85,000 388,000 74,000 380,000 63,000	185,520 39,400 194,000 37,000 190,000 31,500	- - - - - -	19,364 4,841 17,610 4,402 25,334 6,333	- - - - - -
Pierre Leroux Executive Vice-President Human Resources and Corporate Affairs	2006 C$ 2006 US$ 2005 C$ 2005 US$ 2004 C$ 2004 US$	400,000 85,000 388,000 74,000 380,000 63,000	185,520 39,400 174,600 33,300 171,000 28,350	- - - - - -	19,364 4,841 17,610 4,402 25,334 6,333	- - - -- -
Dino Dello Sbarba President and Chief Operating Officer Dairy Products division (Canada) [(3)]	2006 US$ 2005 US$ 2004 C$ 2004 US$	440,000 400,000 356,250 100,000	245,700 240,000 213,750 60,000	- - - -	25,754 23,828 22,284 9,383	- - - -
Randy Williamson Former President and Chief Operating Officer Dairy Products division (Canada) [(4)]	2006 C$ 2005 C$ 2004 C$	520,000 500,000 425,000	253,500 300,000 255,000	- - -	25,173 22,693 26,667	- - -

(1) The allocation of salary and bonus of the Named Executive Officers in US and Canadian dollars reflects the involvement of the individuals in the Company's United States and Canadian operations respectively.

(2) Excluded from Other Annual Compensation are perquisites and other personal benefits which, in the aggregate, do not exceed the lesser of $50,000 and ten percent of the total annual salary and bonus of the Named Executive Officer for the fiscal year.

(3) Mr. Dino Dello Sbarba was President and Chief Operating Officer, Cheese Division (USA) until April 1, 2006, date on which he became President and Chief Operating Officer, Dairy Products division (Canada).

(4) Mr. Randy Williamson retired from the Company on April 1, 2006.

Options granted during the most recently completed fiscal year

The following table presents the options granted under the Equity Compensation Plan (as defined in the section "Securities Authorized for Issuance under Equity Compensation Plans" of this Circular), to the Named Executive Officers during the fiscal year ended March 31, 2006.

Name	Number of Common Shares under options granted	% of total options granted to employees in financial year	Exercise price (1) ($/Share)	Market value of Common Shares underlying options on the date of grant ($/Share) (1)	Expiration date
Lino A. Saputo, Jr.	-	-	-	-	-
Louis-Philippe Carrière	24,205	2.65	36.15	36.15	04/01/2015
Pierre Leroux	24,205	2.65	36.15	36.15	04/01/2015
Dino Dello Sbarba	25,754	2.81	36.15	36.15	04/01/2015
Randy Williamson	25,173	2.75	36.15	36.15	04/ 01/2015

(1) *Corresponds to the closing price of the Common Shares on the Toronto Stock Exchange (the "TSX") on March 31, 2005, which is the business day immediately preceding April 1, 2005 being the grant date.*

Aggregate options exercised during the most recently completed fiscal year and year-end values

The following table presents, for each of the Named Executive Officers, the options exercised during the fiscal year ended March 31, 2006, as well as the unexercised options and the value of the unexercised in-the-money options as at March 31, 2006 under the Equity Compensation Plan. It should be noted that unexercised options might never be exercised and that the value of unexercised in-the-money options might never be realized.

Name	Number of Common Shares acquired on exercise	Aggregate value realized (1) ($)	Number of unexercised options as at 03/31/06		Value of unexercised in-the-money options as at 03/31/06 (2)	
			Exercisable	Unexercisable	Exercisable ($)	Unexercisable ($)
Lino A. Saputo, Jr.	--	--	105,123	20,623	1,066,012	158,364
Louis-Philippe Carrière	40,000	827,554	98,215	84,864	1,016,371	381,154
Pierre Leroux	40,000	940,257	117,803	84,864	1,412,238	381,154
Dino Dello Sbarba	66,308	1,189,667	160,094	87,866	2,298,302	381,154
Randy Williamson	34,920	374,398	--	79,505	--	328,914

(1) The value realized on exercise is equal to the difference between the closing price of the Common Shares on the TSX on the exercise date and the exercise price of the option.

(2) The value of an unexercised in-the-money option at fiscal year-end is equal to the difference between the closing price of the Common Shares on the TSX on March 31, 2006, being $32.70 per share, and the exercise price of the option.

Defined Benefit Plan

The following table presents the estimated annual benefits payable at normal retirement age ("NRA") for Messrs. Louis-Philippe Carrière, Dino Dello Sbarba, Pierre Leroux and Randy Williamson, who are currently participating in a non-contributive defined benefit pension plan together with a supplementary retirement plan.

Non-Contributive Defined Benefit Pension Plan and Supplementary Retirement Plan

Remuneration	**Projected Years of Service**				
$(000's)	**15**	**20**	**25**	**30**	**35**
150	45,000	60,000	75,000	90,000	105,000
200	60,000	80,000	100,000	120,000	140,000
300	90,000	120,000	150,000	180,000	210,000
400	120,000	160,000	200,000	240,000	280,000
500	150,000	200,000	250,000	300,000	350,000
600	180,000	240,000	300,000	360,000	420,000
700	210,000	280,000	350,000	420,000	490,000

The participants are entitled to retirement benefits equal to 2% of their respective final average earning multiplied by their respective years of credited service. The final average earning equals to the base salary average during the last consecutive 36 months within the ten (10) year period preceding the retirement during which the average is at its highest. The credited years of service correspond to the service period following January 1, 2004. However, each participant who adhered to the Non-Contributive Defined Benefit Pension Plan on January 1, 2004, is credited an additional ½ year of service for each year of service following January 1, 2004. Messrs Carrière, Dello Sbarba, Leroux and Williamson adhered to this pension plan on January 1, 2004 and therefore were credited 3.375 years of service as of March 31, 2006.

The Non-Contributive Defined Benefit Pension Plan's and Supplementary Retirement Plan's normal retirement age is 65. However, a member can retire before that age and start receiving a reduced pension.

If a participant has a spouse at the time of retirement, the benefit payable to his spouse will be on the basis of a joint and surviving spouse annuity reducing to 60% upon his death. Otherwise, the normal form of payment will be a lifetime pension guaranteed for 10 years.

Moreover, as a result of his role as Chief Operating Officer of a subsidiary of the Company before its acquisition in February 2001, Mr. Williamson has accumulated benefits in another defined benefit pension plan.

Defined Benefit Pension Plan Table

Remuneration	**Mr. Williamson's Projected Years of Service at NRA**
$(000's)	**12.5**
125 and above	26,388

Under this pension plan, Mr. Williamson is entitled to retirement benefits equal to 2% of his final three years average earnings multiplied by his years of credited service as a member of the pension plan. Starting January 1, 2005, no additional years of service will be credited to Mr. Williamson under this plan.

Furthermore, the total annual pension payable from the plan at retirement is limited by the Canada Revenue Agency. Based on 2006 limits, the maximum annual retirement benefit is equal to $2,111 multiplied by Mr. Williamson's credited service. This limit is adjusted annually after 2006.

The plan's normal retirement age is 65. However, a member can retire as early as age 55 and start receiving a reduced pension. The pension is reduced by 3% per year that retirement age precedes age 65.

If Mr. Williamson has a spouse at the time of retirement, the benefit payable to his spouse will be on the basis of a joint and surviving spouse annuity reducing to 60% upon his death. Otherwise, the normal form of payment will be a lifetime pension guaranteed for 10 years.

TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL

There is no contract, arrangement or any other understanding with respect to employment, termination of employment, a change of control or a change in responsibilities following a change of control, between the Company and any of the Company's senior executive officers.

CORPORATE GOVERNANCE AND HUMAN RESOURCES COMMITTEE

Composition and Mandate of the Committee

The Corporate Governance and Human Resources Committee (the "Corporate Governance Committee") is composed of four members of the Board of Directors, Messrs. André Bérard, Lucien Bouchard, Pierre Bourgie and Jean Gaulin, all of whom are independent directors. See Schedule "B" - Statement of Corporate Governance Practices – Composition and Independence of the Board.

The mandate of the Committee is described in Schedule "B" – Statement of Corporate Governance Practices – Committees.

Report on Executive Compensation

General Principles of Executive Compensation

During the year ended March 31, 2006, the Company revised its compensation policy following a review conducted by a compensation consulting firm. During such review, the compensation policies of several Canadian and American manufacturing companies and distributors were analysed in light of the size of the Company, the geographic markets in which it operates and the responsibilities given to its senior executives (the "Comparative Group"). The Comparative Group consisted of a representative number of companies which provided a reliable source of comparative information.

The compensation policy for fiscal 2006 was determined based on the review of market practices as well as an analysis of the performance of the organizations forming part of the Comparative Group. The Corporate Governance Committee believes that the compensation policy is competitive with that offered by Canadian corporations of similar size having operations in the United States.

The following constitutes a summary of the principles based upon which the compensation of the senior executives was determined for fiscal 2006.

The compensation policy is designed to attract and retain competent individuals who can ensure the current and long-term success of the Company. For fiscal 2006, the compensation for the senior executives of the Company, including the Named Executive Officers, consisted of three components: base salary, bonus and options. The Company's compensation policy and plans are designed to reward adequately the senior executives for their services and to encourage them to establish short and long term strategies aimed at increasing share value and creating economic wealth. The Company's compensation strategy therefore places the emphasis on compensation elements linked to performance.

Base Salary

For fiscal 2006, base salary was re-evaluated based on the principles established following the review of the Comparative Group, as well as on more subjective criteria such as internal equity and performance of each senior executive. Base salary is competitive with the third quartile of the base salaries offered by the Canadian corporations included in the Comparative Group and is between the median and the third quartile of the base salaries offered by American corporations. A portion of the base salary for certain of the Named Executive Officers for fiscal 2006 was paid in U.S. dollars in order to take into account compensation packages paid in the United States for similar positions, considering the importance of the Company's American operations and the role of such Named Executive Officers.

The Corporate Governance Committee believes that the base salary component of the compensation for the Company's senior executives reflects salaries offered for positions involving similar responsibilities and complexity, internal equity comparisons, as well as the ability and experience of the Company's senior executives.

Annual Incentive (Bonus)

The annual incentive (bonus) plan aims at encouraging the achievement of financial performance targets and rewarding the senior executives based on Saputo's success.

For fiscal 2006, the Corporate Governance Committee determined the financial performance target which had to be achieved by the Company as well as the maximum amount of bonus which could be paid to each senior executive in the event the targets were met. For fiscal 2006, the financial performance target used was the net earnings as determined in the budget approved by the Board of Directors, taking into account certain market conditions having an effect on net earnings but on which the senior executives have no control.

Under the plan, a bonus could only be paid if at least 85% of the financial performance target was met by the Company. Bonus payments were made proportionately to the level actually achieved above 85%. For fiscal 2006, the Company reached 93% of its financial performance target. The annual bonus is based solely on the financial performance of the Company or of the relevant division depending on the senior executives.

Each year, the Corporate Governance Committee establishes payout percentages for the bonuses. For fiscal 2006, payout percentages established for the bonuses to be awarded to the senior executives, other than the Chief Executive Officer, ranged from 42% of base salary to 75% of base salary if the financial performance targets set forth in the budgets were exceeded. For fiscal 2006, the amount of bonus paid to each senior executive, other than the Chief Executive Officer, represented between 46% and 55% of their base salary. The bonus paid to each senior executive was paid based on the level of achievement of the financial performance targets. As with the base salary, considering the importance of the Company's American operations, a portion of the bonuses for certain of the Named Executive Officers was paid in U.S. dollars in order to take into account compensation packages paid in the United States for similar positions.

The Corporate Governance Committee reviewed the bonus plan and believes that its underlying principles are sufficiently defined and adequately encourage the senior executives to excel. This plan is competitive with the median of bonus plans offered by the corporations included in the Comparative Group.

Long-Term Incentive Plan (Options)

Options to purchase Common Shares may be granted from time to time to senior executives and other key employees pursuant to the Equity Compensation Plan in order to sustain a commitment to long-term profitability and maximize shareholder value.

On April 1, 2005, the Corporate Governance Committee granted options to senior executives for the fiscal year ended March 31, 2006. The number of options granted represented a percentage of base salary, without taking into account the number of options already held by such senior executive. Refer to the section entitled "Securities Authorized for Issuance under Equity Compensation Plan" for a discussion of the terms and conditions relating to the options, including vesting periods.

Chief Executive Officer

For fiscal 2006, the Chief Executive Officer's base salary and bonus were based upon the same principles as those used for the other senior executives of the Company. The Chief Executive Officer's compensation package was determined by the Corporate Governance Committee. Lino A. Saputo, Jr.'s base salary was fixed at $725,000 for fiscal 2006. The payout percentages for his annual bonus ranged from 85% of his base salary to 125% of his base salary if the financial performance targets set forth in the budgets were exceeded, the whole in accordance with the Company's compensation policies. For fiscal 2006, the amount of bonus paid to the Chief Executive Officer represented 93 % of his base salary. For fiscal 2006, no options were granted to the Chief Executive Officer, as his interest in the principal shareholder constitutes a sufficient long-term incentive.

The individual performance of the Chief Executive Officer is measured based on the achievement of objectives determined annually by the Chief Executive Officer together with the Corporate Governance Committee. Under the annual incentive plan, the bonus paid to the Chief Executive Officer is calculated on the basis of the net earnings as determined in the budgets approved by the Board of Directors, taking into account certain market conditions having an effect on net earnings but on which the senior executives have no control. Under the plan, a bonus could only be paid to the Chief Executive Officer if at least 85% of the financial performance targets were met by the Company. Bonus payments were made proportionately to the level actually achieved above 85%.

Base salary and bonus of the Chief Executive Officer are competitive with the median of the base salaries offered by the Canadian corporations and the American corporations included in the Comparative Group. The base salary and bonus paid take into consideration the fact that the Chief Executive Officer was named in March 2004. It is the Company's objective to have, within the next two years, the base salary and bonus paid to the Chief Executive Officer competitive with the third quartile of the base salaries offered by the Comparative Group.

Reference is made to Schedule "B" – Position Descriptions to this Circular for a description of the annual review process of the Chief Executive Officer's performance.

PERFORMANCE GRAPH

The following graph compares, on a yearly basis, the total cumulative shareholder return of $100 invested in the Common Shares with the S&P/TSX Composite Total Return Index of the TSX during the five fiscal years ending March 31, 2006.



Cumulative Total Return since March 31, 2001
March 31, 2001 = 100
300
250
200
150
100
50
3/31/01
3/31/02
3/31/03
3/31/04
3/31/05
3/31/06
Saputo Total Return
S&P TSX Composite Total Return Index

	3/31/01	3/31/02	3/31/03	3/31/04	3/31/05	3/31/06
SAPUTO TOTAL RETURN	100	161	121	181	201	186
S&P TSX COMPOSITE TOTAL RETURN INDEX	100	103	83	113	126	159

COMPENSATION OF DIRECTORS

During fiscal 2006, each director who was not a salaried officer or employee of the Company was paid an annual fee of $30,000 (except for the lead director who was paid an annual fee of $45,000) and a further attendance fee of $1,500 for each meeting of the Board of Directors. The Chairman of the

Corporate Governance Committee and the Audit Committee were paid annual fees of $5,000 and $7,500, respectively, and the other members of both committees received an annual fee of $3,000. All members of the committees receive an attendance fee of $1,500 for each committee meeting.

For fiscal 2006, each director who was not a salaried officer or employee of the Company was allocated an annual total of 1,000 deferred share units granted on a quarterly basis pursuant to the Company's deferred share unit plan (the "Deferred Share Unit Plan") in consideration for his or her services as director of the Company. The Chairman of a committee was also granted 500 additional deferred share units. See "Deferred Share Unit Plan for Directors". Mr. Emanuele (Lino) Saputo received $500,000 from the Company for his services as Chairman of the Board of Directors in fiscal 2006.

The following table shows the compensation paid to each director for his or her services in fiscal 2006.

Fees paid and deferred share units (DSU) granted to Directors in fiscal 2006

Director	Board Annual fee ($)	Committee annual fee ($)	Board attendance fee ($)	Committee attendance fee ($)	Total fees paid ($)	% of Fees paid in cash	% of Fees paid in DSUs	DSUs annual grant	Options granted
Emanuele (Lino) Saputo	500,000	--	--	--	500,000	--	--	--	--
Lino A. Saputo, Jr.	--	--	--	--	--	--	--	--	--
André Bérard	45,000	5,000	7,500	9,000	66,500	--	100	1,500	--
Lucien Bouchard	30,000	3,000	7,500	9,000	49,500	--	100	1,000	--
Pierre Bourgie	30,000	6,000	7,500	18,000	61,500	100	--	1,000	--
Frank A. Dottori	30,000	3,000	7,500	9,000	49,500	--	100	1,000	--
Jean Gaulin	30,000	3,000	6,000	9,000	48,000	100	--	1,000(1)	--
Caterina Monticciolo	30,000	n/a	7,500	n/a	37,500	--	100	1,000	--
Patricia Saputo	30,000	n/a	7,500	n/a	37,500	--	100	1,000	--
Louis A. Tanguay	30,000	7,500	7,500	9,000	54,000	--	100	1,500	--

(1) Mr. Jean Gaulin received his DSU's annual grant in cash because of his status as a US resident.

Deferred Share Unit Plan for Directors

On April 22, 2004, further to the recommendations of the Corporate Governance Committee, the Board of Directors adopted a new compensation policy pursuant to which all directors of the Company shall, at all times while a director, own a number of shares and/or deferred share units having a total market value of at least $150,000, calculated on April 1st of each year. Each director must comply with this new policy by March 31, 2007 or within three (3) years following his appointment as a director of the Company. Pursuant to the Deferred Share Unit Plan adopted by the Board of Directors on the same date, each director who does not meet the minimum value of $150,000 must receive his entire compensation in deferred share units. Directors are entitled to receive a cash payment for the value of their deferred share units on the last business day of the calendar year following the calendar year in which they ceased to be a member of the Board, unless they choose an earlier date upon ceasing to be a member of the Board.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out the only equity compensation plan (the "Equity Compensation Plan") previously approved by security holders as of March 31, 2006 under which equity securities of the Company are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under the Equity Compensation Plan (excluding securities reflected in column (a)) (c)
Equity Compensation Plan approved by security holders	4,879,243	26.35	6,105,322

The following text presents a summary of the main characteristics of the Equity Compensation Plan.

On October 15, 1997, prior to the closing of its Initial Public Offering, the Company established the Equity Compensation Plan for full-time employees, officers and directors of the Company. The purpose of the Equity Compensation Plan is to attract and retain experienced and competent employees, officers and directors and to encourage share ownership by such persons. Effective in fiscal 2005, with the adoption of a new compensation policy, the options granted to directors of the Company were replaced by deferred share units (see "Deferred Share Unit Plan for Directors"). All options currently held by the directors were granted before April 1, 2004.

The total number of Common Shares which may be issued pursuant to the Equity Compensation Plan was initially set at 6,000,000[1] Common Shares. At the Annual and Special Meeting of Shareholders held on August 1, 2001, this number was increased by 8,000,000[1] Common Shares, bringing the total number of Common Shares that may be issued under the Equity Compensation Plan to 14,000,000[1].

The terms, exercise price and number of Common Shares covered by each option as well as the vesting periods of such options are determined by the Corporate Governance Committee at the time the options are granted. However, the Equity Compensation Plan provides that the exercise price may not be

[1] This information has been restated to reflect the 100% stock dividend declared on November 23, 2001 on the Common Shares of Saputo, which had the same effect as a two-for-one split.

less than the closing price of the Common Shares on the TSX on the business day immediately preceding the date of grant. Options granted under the Equity Compensation Plan may not be assigned, and expire ten years from the date of grant. The maximum number of Common Shares which may be optioned in favour of any single individual shall not exceed 5% of the total number of outstanding Common Shares.

As at March 31, 2006, 4,879,243 options were outstanding. As of April 1, 2006, the Corporate Governance Committee granted an aggregate of 1,141,225 options to participants under the Equity Compensation Plan at an exercise price of $32.70 per share. Of the 5,895,354 options outstanding as at June 1, 2006, 2,926,940 options were exercisable and 2,968,414 will vest at a rate of 20% per year, on each of the first five anniversaries of their date of grant.

As at June 1, 2006, 5,004,488 Common Shares remained available out of the basket of 14,000,000 Common Shares.

DIRECTORS AND OFFICERS INSURANCE COVERAGE

The Company carries liability insurance in an amount limited to $35 million with respect to its directors and officers as a group subject to a $500,000 deductible. For fiscal 2006, the total annual premium in respect of such insurance was $223,000, all of which was paid by the Company and charged to earnings.

INDEBTEDNESS OF EXECUTIVE OFFICERS

None of the directors and other executive officers of the Company, nor any of their associates, are indebted towards the Company in respect of loans, advances or guarantees of indebtedness.

AUDIT COMMITTEE INFORMATION

Reference is hereby made to Schedule "B" - Committees attached hereto and to pages 28 to 30 of the Annual Information Form of the Company for the year ended March 31, 2006 for a disclosure of information relating to the Audit Committee required under Form 52-110F1. Copy of this document can be found on SEDAR at www.sedar.com or by contacting the Secretary of the Company at its head office, 6869 Métropolitain Boulevard East, Saint-Léonard, Québec H1P 1X8, telephone: (514) 328-6662.

APPOINTMENT OF AUDITORS

Deloitte & Touche, chartered accountants, have been the auditors of the Company since 1992.

Except where the authority to vote in favour of the appointment of Deloitte & Touche is withheld, the persons whose names are printed on the form of proxy intend to vote FOR the appointment of Deloitte & Touche, chartered accountants, as auditors of the Company and to vote FOR authorizing the Board of Directors to determine their remuneration. The auditors will hold office until the next Annual Meeting or until their successors are appointed.

During fiscal 2006, the Company retained its auditor, Deloitte & Touche to provide services. Details of the services and amounts paid to Deloitte & Touche are presented on page 30 of the Annual Information Form of the Company for the year ended March 31, 2006. Copy of this document can be found on SEDAR at www.sedar.com or by contacting the Secretary of the Company at its head office, 6869 Métropolitain Boulevard East, Saint-Léonard, Québec H1P 1X8, telephone: (514) 328-6662.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors believes that good corporate governance practices are important and has delegated to the Corporate Governance Committee the responsibility of reviewing the Company's corporate governance practices and making recommendations to the Board of Directors with respect thereto.

Last year, the Company made its Statement of Corporate Governance Practices with reference to the TSX Guidelines set out in Section 474 of the TSX Company Manual, which have since been replaced by the Corporate Governance Practices of National Instrument 58-101 "Disclosure of Corporate Governance Practices" adopted by the Canada Securities Administrators ("CSA").

The Company's significant shareholder is its founder who holds in the aggregate, directly or indirectly, or exercises control or direction over shares representing 33.40 % of all of the outstanding Common Shares, as disclosed previously in this Circular. The Board of Directors believes that the value of the significant shareholder's equity stake in the Company ensures that his interests are aligned with those of the other shareholders of the Company. The Board of Directors believes that the Company's existing corporate governance practices are appropriate to its circumstances and effective and that there are in place appropriate structures, procedures and practices to ensure board efficiency, board independence from management and fair representation of the investment of minority shareholders of the Company.

Schedule "B" to this Circular discloses the Company's corporate governance practices by addressing the governance practices of National Instrument 58-101 "Disclosure of Corporate Governance Practices" adopted by the CSA. The Company follows the evolution of corporate governance practices and guidelines in Canada. The Committee and the Board will pursue their review of Saputo's corporate governance practices and, if appropriate, will implement changes to improve them.

INTEREST OF MANAGEMENT AND OTHERS IN TRANSACTIONS

In the normal course of business, the Company receives and provides goods and services from and to companies subject to significant influence by its principal shareholder. These goods and services of an immaterial amount are compensated by a counterpart equal to the fair market value. Reference is made to note 17 to the Consolidated Financial Statements of the Company that describes the related party transactions. See "Additional Information".

ADDITIONAL INFORMATION

The Company's financial information is included in the Consolidated Financial Statements of the Company and notes thereto and in the accompanying Management Report for the fiscal year ended March 31, 2006. Copies of these documents and additional information concerning the Company can be found on SEDAR at www.sedar.com and may also be obtained upon request to the Secretary of the Company at its head office, 6869 Métropolitain Boulevard East, Saint-Léonard, Québec H1P 1X8, Telephone: (514) 328-6662.

GENERAL

Except as otherwise specifically indicated, the information contained herein is given as at June 1, 2006. The Management of the Company presently knows of no matters to come before the Meeting other than matters identified in the Notice of Meeting. If any matters which are not known should properly come before the Meeting, the persons named in the form of proxy will vote on such matters according to their best judgment.

APPROVAL OF THE DIRECTORS

The directors of the Company have approved the content and the sending of this Circular.

Saint-Léonard, Québec, June 6, 2006.

Emanuele (Lino) Saputo,
Chairman of the Board

SCHEDULE " A "

DISCLOSURE OF DIRECTOR EXPERIENCE

The following are brief biographies of the Company's nominees and indicate the directorships held by the nominees in other public companies:

Emanuele (Lino) Saputo, Chairman of the Board of the Company, Director. Emanuele (Lino) Saputo founded the Company with his parents in 1954. He became Chairman of the Board and President of the Company in 1969. In 1997, following the initial public offering of the Company, he was named Chairman of the Board and Chief Executive Officer of the Company and remained in this position until March 2004, following which he remained Chairman of the Board. Mr. Saputo is also a director of the following public company: Tembec Inc.

Lino A. Saputo, Jr., President and Chief Executive Officer of the Company, Director. Lino A. Saputo, Jr., joined the Company in 1988 as Administrative Assistant. In 1993, he became Vice-President, Operations and, in 1998, Executive Vice-President, Operations. From July 2001 to January 1, 2004, he was President and Chief Operating Officer of the Company's Cheese Division (USA). In March 2004, he was appointed to the position of President and Chief Executive Officer of the Company, in replacement of Mr. Emanuele (Lino) Saputo.

André Bérard, Director. André Bérard was Chairman of the Board of a Canadian Chartered Bank from March 2002 to 2004. Over the past 40 years, he held various positions within this Canadian Chartered Bank, including that of Chairman of the Board and Chief Executive Officer from 1990 to March 2002. Mr. Bérard serves on the board of directors of the following public companies: BCE Inc., BMTC Group Inc., Bombardier Inc., Falconbridge Limited, Tembec Inc. and Transforce Income Fund.

Lucien Bouchard, Director. Lucien Bouchard was Premier of the Province of Québec from January 1996 to March 2001. Prior to that, Mr. Bouchard was Canada's Ambassador to France, sat on several Cabinet Committees for the Federal Government, was Leader of the Official Opposition in the House of Commons, and practiced law for 22 years. Since April 6, 2001, he is a senior partner with Davies Ward Phillips & Vineberg LLP. Mr. Bouchard serves on the board of directors of the following public companies: BMTC Group Inc. and Transcontinental Inc.

Pierre Bourgie, Director. Pierre Bourgie is, since 1996, President and Chief Executive Officer of Société Financière Bourgie Inc., a diversified investment company, President of Partenaires de Montréal, a merchant bank specialized in business financing and President of Ipso Facto, a real estate investment fund. Mr. Bourgie also serves on the board of directors of the following public company: National Bank of Canada.

Frank A. Dottori, Director. Frank A. Dottori was President and Chief Executive Officer of Tembec Inc., a forest products company which he co-founded, until January 26, 2006. He is Chair of the Pulp and Paper Research Institute of Canada and Chair of the Free Trade Lumber Council. He has also served as Governor of the Montreal Stock Exchange. Mr. Dottori serves on the board of directors of the following public company: Bell Nordiq Group Inc.

Jean Gaulin, Director. Jean Gaulin was Chairman of the Board of Ultramar Diamond Shamrock Corporation from January 1, 2000 to January 1, 2002. He was also President and Chief Executive Officer of this corporation from January 1, 1999 to January 1, 2002. In 1996, following the merger of Ultramar Corporation and Diamond Shamrock Inc., he was named Vice-Chairman of the Board, President and Chief Operating Officer of Ultramar Diamond Shamrock. Mr. Gaulin serves on the board of directors of the following public companies: Crane Co., National Bank of Canada and Rona Inc.

Caterina Monticciolo, Director. Caterina Monticciolo is a chartered accountant and President of Julvest Capital Inc., a holding company. She is also director and controller for Les Placements Vigica Inc., a diversified investment company. From January 1995 to October 1996, she served as Manager for Administrative Services for Saputo Inc. From 1990 to 1994, she served as an auditor and tax consultant for Samson Bélair Deloitte & Touche.

Patricia Saputo, Director. Patricia Saputo is a chartered accountant who worked in accounting and estate tax planning from 1991 to 1998 with Samson Bélair Deloitte & Touche. Since 1998, she has been the controller of Placements Italcan Inc., a diversified investment company and, as of 2002, she became the Chief Financial Officer. Mrs. Saputo is also President of Pasa Holdings Inc., an investment holding company, and Vice-President of Loresco Real Estate Inc., a real estate holding company.

Louis A. Tanguay, Director. Louis A. Tanguay held a number of executive positions during a long career within the BCE organization, including President of Bell Québec from 1992 to 1998 and President of Bell Canada International from 1998 to 2001. He serves on the board of directors of the following public companies: Bell Nordiq Group Inc., Canbras Communications Corp., Medisys Health Group Income Fund, Rona Inc. and SR Telecom Inc.

BOARD OF DIRECTORS MEETINGS HELD AND ATTENDANCE OF DIRECTORS

The information presented below reflects Board and Committee meetings held and attendance of Directors for the year ended March 31, 2006. During the year, there were 5 meetings of the Board of Directors, 6 meetings of the Audit Committee and 6 meetings of the Corporate Governance Committee. There was a 98% attendance rate for the Board of Directors' meetings and a 100% attendance rate for meetings held by both committees of the Board.

Summary of Attendance of Directors

Director	Board Meetings Attended	Audit Committee Meetings Attended	Corporate Governance Committee Meetings Attended
EMANUELE (LINO) SAPUTO (Chairman of the Board)	5 of 5	n/a	n/a
LINO A. SAPUTO, JR.	5 of 5	n/a	n/a
ANDRÉ BÉRARD	5 of 5	n/a	6 of 6
LUCIEN BOUCHARD	5 of 5	n/a	6 of 6
PIERRE BOURGIE	5 of 5	6 of 6	6 of 6
FRANK A. DOTTORI	5 of 5	6 of 6	n/a
JEAN GAULIN	4 of 5	n/a	6 of 6
CATERINA MONTICCIOLO	5 of 5	n/a	n/a
PATRICIA SAPUTO	5 of 5	n/a	n/a
LOUIS A. TANGUAY	5 of 5	6 of 6	n/a

SCHEDULE "B"

REPORT ON
CORPORATE GOVERNANCE PRACTICES

THE BOARD OF DIRECTORS

The Board of Directors is legally responsible for overseeing the stewardship of the Company's affairs to ensure that its resources are managed so as to increase share value and create economic wealth.

THE BOARD MANDATE

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Company. In order to better fulfil its mandate, the Board of Directors has formally acknowledged its responsibility for, among other matters, (i) reviewing, at least once a year, the Company's strategic orientation and the plans established with respect thereto; (ii) identifying, with Management, the principal risks of the Company's business and the systems put in place to manage these risks; (iii) to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer of the Company and other senior officers and to create a culture of integrity throughout the Company; (iv) ensuring proper management succession planning, including appointing, training and monitoring senior management; (v) maintaining a proper communication policy with shareholders, institutional investors and participants in the financial market; (vi) monitoring the efficiency of internal control and management information systems; and (vii) developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines specifically applicable to the Company. The Board of Directors has taken, when necessary, specific measures in this respect. Some of these duties were delegated to the Corporate Governance and Human Resources Committee (the "Corporate Governance Committee") and to the Audit Committee. A copy of the mandate of the Board of Directors is reproduced in Schedule "C" of this circular.

The Board of Directors meets with Management at the beginning of every fiscal year in order to discuss the strategic plan prepared by Management. The Board also reviews the fiscal year then ended, the budgets, including capital expenditures required for the upcoming fiscal year in order to achieve the growth and objectives set by Management, and reviews the competitive and regulatory environment in which the Company evolves in order to identify the risks and opportunities. The Board of Directors then reviews, on a quarterly basis, the Company's results and accomplishments against the objectives set in the strategic plan.

The Chief Executive Officer has the responsibility to keep the Board of Directors informed of all important developments that may impact the Company or its industry.

COMPOSITION AND INDEPENDENCE OF THE BOARD

In determining independent directors, the Corporate Governance Committee has referred to the following definition. It has identified those who have no direct or indirect relationship with the Company or any of its subsidiaries that could, in the view of the Committee, reasonably be expected to interfere with the exercise of a director's independent judgment, the whole as defined in National Instrument 58-101 and Multilateral Instrument 52-110. These qualifications of the directors are reviewed and approved by the Board of Directors. It is the intention of the Company to add one (1) independent director to the Board over the course of the next year. The Company is of the opinion that the presence of the existing six (6) independent directors more than adequately reflects the investment of minority shareholders in the Company. The Board of Directors is made up of six (6) directors out of ten (10) having no participation, relationship or business ties with the significant shareholder, which would affect the status of such member as an independent member under the definition of Multilateral Instrument 52-110. Moreover, the independent directors meet without Management and without the Chairman of the Board following each Board meetings.

- As Chairman of the Board of the Company, Mr. Emanuele (Lino) Saputo is not an independent director.
- As President and Chief Executive Officer of the Company, Mr. Lino A. Saputo, Jr. is not an independent director.
- Mr. André Bérard is an independent director.
- Mr. Lucien Bouchard is an independent director.
- Mr. Pierre Bourgie is an independent director.
- Mr. Frank A. Dottori is an independent director.
- Mr. Jean Gaulin is an independent director.
- As a member of the Saputo control block shareholder, which ended on March 31, 2006, Mrs. Caterina Monticciolo is not an independent director.
- As a member of the Saputo control block shareholder, which ended on March 31, 2006, Mrs. Patricia Saputo is not an independent director.
- Mr. Louis A. Tanguay is an independent director.

Reference is made to Schedule "A" for additional information on each director, including their attendance record and the name of other issuers for which they serve as a director.

POSITION DESCRIPTIONS

As described above, the mandate of the Board of Directors defines the roles and responsibilities of the Board and Management. In addition, the Board has developed position descriptions for the Chairman, the Committee Chairs and the Lead Director.

The Committee Chair position description sets out the responsibilities and duties of the Chair of each Committee in guiding the Committee in the fulfillment of its duties.

The position description for the President and Chief Executive Officer is developed with input from the President and Chief Executive Officer and the Corporate Governance Committee, and is approved by the Board of Directors. The description provides that the President and Chief Executive Officer plans and oversees development of short and long term organizational goals, fosters development and maintenance of the organizational culture with a view to maximizing the Corporation's performance and assumes entire responsibility for the Company's business pursuant to existing strategic plans, business goals, budgets and policies.

In addition, the Corporate Governance Committee reviews and approves corporate goals and objectives that the President and Chief Executive Officer is responsible for meeting each year. The Corporate Governance Committee also conducts an annual assessment of the President and Chief Executive Officer's performance in relation to those objectives and reports the results of the assessment to the Board.

INDEPENDENT DIRECTOR'S MEETINGS

The independent members of the Board have an opportunity to meet after each meeting of the Board of Directors without any members of the Board who are not independent and without management. During fiscal 2006, independent members of the Board held five (5) meetings at which non-independent directors and management were not present. Furthermore, starting April 1st, 2006, the members of each committee of the Board of Directors, which are all independent, intend to meet without Management after each Committee meeting.

INDEPENDENT CHAIR

The Corporation Governance Committee has been delegated the authority by the Board to administer all procedures required so that the Board functions independently of management.

The positions of Chairman of the Board and CEO are split. The significant shareholder of the Company and its founder, Mr. Emanuele (Lino) Saputo, holds the position of Chairman of the Board. The experience and expertise of Mr. Emanuele (Lino) Saputo in those sectors in which the Company is engaged benefit all members of the Company's management team and the Board of Directors. However, as the position of Chairman of the Board is held by a member who is not independent, the Board appointed the Chairman of the Corporate Governance Committee, Mr. André Bérard, as Lead Director. The responsibilities of the Lead Director are, amongst other things, to ensure that the Board is able to function independently of management, set Board agendas with the Chairman of the Board, be responsible for the quality of the information sent to directors, call and chair the meetings of independent directors without management and without the Chairman of the Board which are held following each Board meetings, and review any comments or requests made by an independent director. The Lead Director is elected annually by a vote of the directors who qualify as independent directors.

COMPENSATION

The Corporate Governance Committee evaluates annually the compensation of the directors and officers in their respective capacity in light of the practices of the market, as well as the risks and responsibilities involved. Reference is made to page 8 of this Circular under the heading "Report on Executive Compensation" and page 11 of this Circular under "Compensation of Directors" for additional information on executive compensation and directors compensation.

In fiscal 2006, the Company retained Perrault Conseil to assist in determining and reviewing compensation for the Company's officers and directors. The mandate of such consultant firm included review of market trends relating to the compensation of senior officers and directors of issuers similar to Saputo. Perrault Conseil has not been retained to perform other work for the Company in fiscal 2006.

ETHICAL BUSINESS CONDUCT

The Company has a *Code of Ethics* that governs the conduct of Saputo's directors, officers and employees. The *Code of Ethics*, which has been filed on SEDAR on August 17, 2005, can be obtained on SEDAR's internet site (www.sedar.com). The Corporate Governance Committee is responsible for implementing the compliance process of this *Code of Ethics* and the reporting process to the Board with respect thereto.

The Board has also adopted whistleblower procedures which allow officers and employees who have any complaint or concern regarding accounting, internal accounting standards or auditing matters to be reported on a confidential and anonymous basis. Complaints can be made by e-mail or mail to the Chairman of the Audit Committee.

ASSESSMENT OF DIRECTORS

A formal annual evaluation process of directors was adopted and implemented in April 2004. Pursuant to this evaluation process, Board members complete an effectiveness survey as to the performance of the Board of Directors, its committees and the individual performance of each Board member. These surveys are submitted on a confidential basis and are reviewed by the Chairman of the Corporate Governance Committee. The Chairman of the Corporate Governance Committee meets each Board member individually in order to discuss the surveys. A global evaluation of the performance of the Board of Directors, its committees and Board members is presented to the Board of Directors by the President of the Corporate Governance Committee. This process is conducted annually. During the year, Board members are free to discuss among themselves the performance of a fellow director, or submit such a matter to the Chairman of the Corporate Governance Committee who ensures the implementation of appropriate measures to deal with any concern regarding the effectiveness of the Board of Directors and its various committees. As Board members are elected annually, the Corporate Governance Committee takes into account each director's performance when recommending nominees for election of Board members at the next annual general meeting of shareholders and when recommending the composition of the committees as well as their chairman for approval by the Board of Directors.

ORIENTATION AND CONTINUING EDUCATION

The Board of Directors considers that orienting and educating new directors is an important element of ensuring responsible corporate governance. Newly appointed directors are provided with the Company's continuous disclosure documents, copies of the mandate of the Board and its committees, minutes of previous meetings of the Board of Directors and copies of the policies and procedures adopted by the Board of Directors and its committees. The President of each committee of the Board presents, during the quarterly Board meetings, a summary of the achievements and current projects of the Committee. Directors also meet with members of Management to discuss the affairs of the Company, the continuous disclosure documents, sector of activities of the Company, its competitive and regulated environment as well as its business and operational strategies. Moreover, the Directors are invited to attend the Company's meeting of shareholders and visit certain Company facilities. Board members also hold a strategic planning meeting annually with Management. Finally, each Board member is invited to address to the Corporate Governance Committee any request he may have regarding additional information or education. The Corporate Committee reviews such requests and takes the measures it deems appropriate.

NOMINATION OF DIRECTORS

The Corporate Governance Committee is responsible for (i) the implementation of a uniform and transparent process for selecting nominees for election to the Board of Directors and the recruiting of new candidates for Board membership and making recommendations to the Board of Directors with respect thereto; and (ii) the implementation and conducting of a process to assess, on an annual basis, the effectiveness of the Board of Directors, its various committees and the individual performance of each Board members.

For the selection of nominees for election to the Board of Directors of the Company, the Corporate Governance Committee takes into consideration (i) what competencies and skills the Board of Directors, as a whole, should possess; (ii) what competencies and skills each existing director possesses; (iii) what competencies and skills the Board of Directors, as a whole, possesses; and (iv) the individual performance of each director. Based on this analysis, the Corporate Governance Committee recommends to the Board changes to the Board composition.

BOARD SIZE

After reviewing its size, the Board of Directors determined that a board of nine (9) to eleven (11) is appropriate for decision-making purposes. The Board of Directors is presently composed of ten (10) members.

COMMITTEES

The Company currently has two (2) committees: the Audit Committee and the Corporate Governance Committee. The Audit and Corporate Governance Committees are composed exclusively of independent directors.

In certain circumstances, it may be appropriate for an individual director to engage an outside advisor at the expense of the Company. The Corporate Governance Committee has the mandate to determine if the circumstances warrant the engagement of an outside advisor. In addition, both Committees have the right to engage outside advisors in order to assist them in fulfilling their mandate.

AUDIT COMMITTEE

The Audit Committee has the mandate to (i) review the annual and quarterly financial statements of the Company and certain other public disclosure documents required by regulatory authorities; (ii) review the nature and scope of the annual audit as proposed by the auditors and management; (iii) review with the auditors and management, the adequacy of the internal control and management information systems of the Company; (iv) approve all services not related to audit services which the external auditors may render to the Company and its subsidiaries, subject to the policy of the Company on services which may be provided by the Company's external auditors and by other accounting firms; (v) oversee the application of the Company's procedure regarding complaints of an auditing or a financial nature; (vi) examine, approve and apply the hiring policy of the Company with respect to employees and former employees of the present auditors and former auditors of the Company; (vii) review and evaluate the risk factors inherent to the Company's business and ensure that appropriate measures are in place to manage them effectively; and (viii) present quarterly reports to the Board of Directors with respect to its achievements and current projects. The Audit Committee's charter is published in the Annual Information Form of the Company under Appendix A. During fiscal 2006, the Audit Committee met six (6) times. All members of the Audit Committee are financially literate and independent as defined under applicable regulations.

Through its Audit Committee, the Board of Directors identifies the principal risks relating to the Company's business, ensures the implementation of appropriate systems to manage these risks and receives regular reports from Management on these matters. Please refer to page 21 of the Annual Information Form under the heading "Risks and Uncertainties" and to page 34 of the Annual Report under the heading "Risk and Uncertainties" for a list of the principal risks relating to the Company's business. The Audit Committee, which reports to the Board of Directors, is responsible for ensuring the adequacy of the internal control and management information systems of the Company. The Audit Committee regularly meets with the Executive Vice-President, Finance and Administration and the external auditors in order to examine issues pertaining to the presentation of financial information, accounting practices, upcoming accounting norms, internal accounting systems as well as financial controls and procedures, auditing procedures and programs. In light of the rules adopted by the Canadian Securities Authorities regarding the Audit Committee and the certification of financial information, the Audit Committee mandated an independent accounting firm to assist the internal auditors of the Company in the review of the internal controls and management information systems of the Company, their adequacy and effectiveness. It is anticipated that this process will be completed by December 31, 2006.

In the exercise of its mandate, the Audit Committee has access to the internal audit department of the Company.

CORPORATE GOVERNANCE AND HUMAN RESOURCES COMMITTEE

The Corporate Governance Committee has the mandate to (i) review the executive compensation policy of the Company; (ii) determine option grants and financial performance targets for the bonuses of the executives of the Company; (iii) review the Company's corporate governance practices and make recommendations to the Board of Directors with respect thereto; (iv) ensure proper management succession planning for the Company and make recommendations to the Board of Directors with respect thereto; (v) implement a process to assess, on an annual basis, the performance of the President and Chief Executive Officer; (vi) review the compensation of the directors in their capacity as directors, including the review of the requirements regarding the minimal number of shares and/or deferred share units each director must hold and make recommendations to the Board of Directors with respect thereto; and (vii) implement a uniform and transparent process for selecting nominees for election to the Board of Directors and the recruiting of new candidates for Board membership, and make recommendations to the Board of Directors with respect thereto. During fiscal 2006, the Corporate Governance Committee met six (6) times. All members of the Corporate Governance Committee are independent as defined under applicable regulations.

COMMUNICATION POLICY

The Audit Committee is responsible for the review of the annual and quarterly financial statements of the Company and all other continuous disclosure documents required by regulatory authorities, and such documents are approved by the Board of Directors before mailing. The Board of Directors has the responsibility of maintaining a proper communication policy with shareholders, institutional investors and participants in the financial market. In order to maintain high standards regarding disclosure issues, the Board of Directors adopted a disclosure policy which confirmed the Company's practices. The purpose of the disclosure policy is to ensure that communications to the investing public are timely, factual and accurate, and that the information is disseminated in accordance with all applicable legal and regulatory requirements of the TSX and various securities commissions.

SCHEDULE "C"

BOARD MANDATE

The Board of Directors is responsible for the stewardship of the Company. As such, the Board establishes all Company policies, monitors and assesses management's strategic decisions, and has full power for duties that are not specifically delegated to its committees or to management. The Board is also responsible for overseeing the management of the Company's business by taking into account the best interests of the Company and its shareholders in general. Management's role is to conduct the Company's day-to-day operations so as to ensure that this objective is met.

BOARD ORGANIZATION

- The directors are elected annually by the Company's shareholders; these directors, together with those appointed between annual meetings to fill vacancies or as additional directors, make up the Board.

- The Chair of the Board must be appointed by a resolution of the Board, and a Lead Director must be appointed if the Chair is not an independent director. The Lead Director must be appointed by a resolution of the independent members of the Board.

- The Board meets at least five times a year and may call special meetings as required. Board meetings may be held at the request of any director.

- The independent directors meet quarterly without management in attendance. The Chair of the Board, or Lead Director if the Chair is not an independent director, chairs the meetings.

- The Chair of the Board and the Lead Director approve meeting agendas and ensure that documents referred to in the agenda are forwarded to directors in sufficient time for their perusal.

- The Board may, as required, invite any person deemed appropriate to a Board meeting to take part in discussions on the Company's business. However, such a person may not at any time vote at a Board meeting.

- The minutes of Board meetings must accurately reflect the significant discussions and the decisions of the Board and must be circulated to the members of the Board, with copies to the President and Chief Executive Officer and to the Executive Vice-President, Finance and Administration.

- The Board has full access to members of senior management and other members of personnel as well as to Company documents; the Board is granted the resources it needs to perform its duties and is able to retain the services of external consultants for support in carrying out its mandate.

RESPONSIBILITIES

In fulfilling its obligations, the Board must consider and decide on the following matters:

1) the Company's strategic orientation: identification of medium and long-term qualitative and quantitative objectives, and annual approval of the strategies for achieving them, which strategies take into account opportunities and risks;

2) the Company's annual budget;

3) periodic analysis of the results obtained by the Company in comparison with objectives pursued; determination of the causes of any discrepancies and approval of appropriate corrective actions;

4) monitoring, where possible, of the integrity of the Chief Executive Officer and other senior executives as well as promotion of a culture of integrity within the Company;

5) succession planning, including the appointment, professional development and oversight of the President and Chief Executive Officer, Division Presidents and Executive Vice-Presidents;

6) performance of the Chief Executive Officer in view of his position description and objectives to be met;

7) implementation of a process for assessing the performance of the Board and the directors, as well as the annual evaluation of their performance;

8) deployment of a process to select and recruit candidates for the Board of directors;

9) determination of the independence, or lack thereof, of each director;

10) orientation and continuing professional development of directors;

11) compensation of directors and indemnification of directors and senior executives;

12) identification of the main risks associated with the Company's business, deployment of measures to ensure implementation of appropriate risk management systems and ad hoc monitoring of such systems to make sure they are appropriate;

13) adoption of an environmental policy and oversight of its implementation;

14) the Company's communication policy, and review and approval of continuous disclosure documents such as the financial statements, management proxy circular, annual information form and annual report;

15) efficiency of the Company's management information and internal control systems;

16) significant acquisitions and sales of assets or shares, any major contract, including financing agreements and agreements under which guarantees are given or substantial assets are given as security, as well as any other important matter or any major development concerning the Company or the industry;

17) the Company's approach to corporate governance, in particular the adoption of corporate governance principles and guidelines that apply specifically to the Company;

18) adoption of a code of ethics and oversight of its implementation;

19) adoption and deployment of appropriate means of receiving comments from Company shareholders;

20) annual review of the Board's mandate, and making of required changes, if any;

21) any other matter or issue that may be referred to it by one of the Board committees or that the Board deems appropriate to be mandated to act on;

22) generally, approval of all matters that lie within the powers of the directors under the *Canada Business Corporations Act* and any other applicable law.

The Board may request the assistance of Board committees in performing its duties when it deems appropriate.

Saputo